The registrant is submitting this Amended Draft Registration Statement No. 3 confidentially as an “emerging growth company.” As submitted to the Securities and Exchange Commission confidentially on August 4, 2022. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________

Harden Technologies Inc.
(Exact Name of Registrant as Specified in its Charter)

____________________

British Virgin Islands	3559	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

____________________

Building 8, No. 6 Jingye Road Torch Development Zone Zhongshan City PR China 528400 86-760-89935422	Vcorp Agent Services, Inc. 25 Robert Pitt Dr., Suite 204 Monsey, New York 10952 (888) 528-2677
(Address, including zip code, and telephone number, including area code, of principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

Copies to:

Bradley A. Haneberg, Esq. Haneberg Hurlbert PLC 1111 East Main Street Suite 2010 Richmond, Virginia 23220 Telephone: 804-554-4941	Fang Liu, Esq. VC Law LLP 1945 Old Gallows Road Suite 630 Vienna, Virginia 22182 Telephone: (301) 760-7393

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)		Proposed Maximum Aggregate Offering Price(1)(2)		Amount of Registration Fee
Ordinary shares, par value $0.001 per share(2)(3)		$		$		$
Warrants to be issued to the representative of the underwriters(4)	—		—		—		—
Ordinary shares underlying warrants to be issued to the representatives of the underwriters(5)
Total		$		$			$(6)

____________

(1)      Includes additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)      Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act.

(3)      In accordance with Rule 416(a), we are also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(4)      No registration fee required pursuant to Rule 457(g).

(5)      We have agreed to issue to the representative of the underwriter warrants to purchase up to 5% of the ordinary shares issued in the offering. The warrants are exercisable at a per share exercise price equal to 125% of the public offering price per share of the ordinary shares offered hereby. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the warrants is $_______, which is equal to 125% of $_______ (5% of $_________).

(6)      Paid herewith.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED _____, 2022

___________ Ordinary Shares

Harden Technologies Inc.

This is the initial public offering of Harden Technologies Inc. We expect the initial public offering price will be between $____ to $_____ per ordinary share. No public market currently exists for our ordinary shares. We have applied for approval of the listing our ordinary shares on the Nasdaq Capital Market and have reserved the symbol “HARD” for such listing for the ordinary shares we are offering. We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on the Nasdaq Capital Market. We cannot guarantee that we will be successful in listing our securities on Nasdaq; however, we will not complete this offering unless we are so listed.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startup Act of 2012 (the “JOBS Act”), and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Risk Factors — We are an ‘emerging growth company,’ and we cannot be certain if choosing to elect the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.”

Investing in our ordinary shares involves significant risks. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

We are a holding company incorporated in the British Virgin Islands. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries in the PRC. The ordinary shares offered in this offering are shares of the British Virgin Islands holding company. Investors of our ordinary shares should be aware that they may never directly hold equity interests in our subsidiaries in the PRC.

As all our operations are conducted in China through our subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time. Such governmental actions:

•        could result in a material change in our operations;

•        could hinder our ability to continue to offer securities to investors; and

•        may cause the value of our securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and made several public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We believe that we are not directly subject to these regulatory actions or statements, as we do not have a variable interest entity structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange.

Our ordinary shares may be prohibited to trade on a national exchange or over-the-counter in the United States under the Holding Foreign Companies Accountable Act (the “HFCA”), if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021. As a result, an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA”), which, if signed into law, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus reducing the time period before their securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions (the “Determination”). Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, is a PCAOB-registered public accounting firm headquartered in New York. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess auditor’s compliance with the applicable professional standards and has been inspected by the PCAOB on a regular basis. As such, as of the date of this prospectus, our auditor is not subject to the Determinations and our offering is not affected by the

HFCA and related regulations. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See. “Risk Factors — Our ordinary shares may be prohibited from being trading on and would require delisting from a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. As of the date of this prospectus, (1) no cash transfers nor transfers of other assets have occurred among the Company, and its subsidiaries, (2) no dividends nor distributions have been made by a subsidiary, and (3) the Company has not paid any dividends nor made any distributions to U.S. investors. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future, or any funds will be transferred from one entity to another. As such, we have not installed any cash management policies that dictate how funds are transferred among Harden, its subsidiaries, or investors. For further details, please refer to the consolidated financial statements included elsewhere in this registration statement of which this prospectus is a part. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

Our business belongs to the waste management and recycling equipment manufacturing industry in China, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Based on the advice of our PRC counsel, King & Wood Mallesons, and our understanding of currently applicable PRC laws and regulations, our registered public offering in the U.S. is not subject to the review or prior approval of the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

____________

(1)      See “Underwriting” for more information regarding underwriting compensation.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $_____, exclusive of the above discounts and commissions. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, (“FINRA”), as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the ordinary shares, if any such shares are taken. We have granted the underwriters an option for a period of forty-five (45) days after the closing of this offering to purchase up to 15% of the total number of our ordinary shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $_____ based on an assumed initial public offering price of $_____ per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus), and the total gross proceeds to us, before underwriting discounts and commissions and expenses, will be $_____. If we complete this offering, net proceeds will be delivered to us on the closing date. We will not be able to use such proceeds in China, however, until we complete capital contribution procedures which require prior approval from each of the respective local counterparts of China’s Ministry of Commerce, the State Administration for Market Regulation, and the State Administration of Foreign Exchange. See remittance procedures in the section titled “Use of Proceeds” beginning on page 41.

We have agreed to issue to the underwriter ordinary share purchase warrants, exercisable from the date of commencement of sales of this offering for a period of three years after such date, to purchase ordinary shares equal to 5% of the total number of ordinary shares sold in this offering, exercisable at a per share price equal to 125% of the public offering price (the “Warrants”). The registration statement of which this prospectus is a part covers the ordinary shares issuable upon the exercise thereof.

The underwriters expect to deliver the ordinary shares to purchasers in this offering on or about _______, 2022.

Tiger Brokers

Prospectus dated         , 2022

Through and including         , 2022 (25 days after the commencement of this offering), all dealers effecting transaction in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

i

We are incorporated under the laws of the British Virgin Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”) we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ii

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our consolidated financial statement and related notes, and especially the risks described under “Risk Factors” beginning on page 13 hereof. We note that our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Our Company

Harden is a waste management and recycling equipment manufacturer in China, specializing in the manufacture of customized industrial shredders and material sorting machines and production lines. We were founded on May 10, 2010 by our chairman of the board of directors, director and chief executive officer, Mr. Jiawen Miao. We are located in Zhongshan City in China’s Guangdong Province. We currently employ 251 people on a full time basis — 20 people in management positions; 34 in sales and marketing positions; 30 in research and development positions; 37 people in technical engineering positions; 28 in after-sale service positions and 102 in manufacturing and installation positions.

Industry and Market Background

According to Grand View Research, an international market research company, the global industrial recycling equipment market size was estimated at $852 million in 2019 and is anticipated to reach $1.3 billion by 2027, expanding at a compound annual growth rate (“CAGR”) of 5.8%. The Asia Pacific region’s market is forecast to exceed $450 million by 2025, with China as a major revenue earner.

We expect growing awareness pertaining to the economic and environmental benefits of recycled processed materials to significantly impact our market. In addition, we expect growing concerns over the increasing carbon footprint along with rising government efforts in numerous countries in order to promote recycling of material to create significant opportunities for manufacturers. Industrial recycling equipment plays a significant role in this process. Scrap materials including discarded electrical and electronic goods, automobile parts, paper, and construction materials are collected from numerous sources for further processing. Industrial recycling equipment, including baler presses, granulators, shredders, and shears are then used to reduce the shape and size of the waste materials, which are further used for recycling.

Due to the increasing awareness towards the sustainable advantages and benefits of reusing and recycling waste materials, we believe the end-use utilization of recycled materials will further benefit the industry. We anticipate that recycled material such as steel, iron, plastic, rubber, and concrete in the industries including automotive, electrical and electronics, building and construction, and packaging will drive the market.

Our Products

We manufacture industrial shredders and waste sorting equipment for waste management and material recycling industries. We create equipment for customers according to their requirements depending upon applications and needs.

Samples of our industrial recycling equipment include the following:

Single Shaft Shredders — Single shaft shredders are often referred to as grinders and efficiently shred large quantities of materials unattended.

Dual Shaft Shredders — Dual shaft industrial shredders have opposite rotating rotors that pull the material between the two rotors. In a dual-shaft shredder, the cutters or knives cut the material when it passes over the cutter and the opposing counter-knife.

Quad Shaft Shredders — Quad shaft shredders can shred a wide-range of materials and produce a consistent small material. Quad shaft shredders are able to shred and recirculate material within the machine until it is reduced to the proper size to pass through a filtering screen.

Primary Shredders — Primary shredders allow for the reduction of tough materials and are made with a hydraulic transmission. The shredders can be adjusted to different sizes to obtain the desired size of the shredded product.

Mobile Shredders — Mobile shredders are equipped with the same shredding units as stationary shredders. However, different mobile shredder models are built either on crawlers or a trailer, which makes them easy to move at a production site or transport between sites when needed.

Granulators — Granulators turn materials into flakes or granules, which can be sold as raw material for remanufacturing.

Disk Screens — Disk screens are used to separate waste according to piece size.

Air Separators — Air separators employ blowers and other mechanisms to separate lighter fractions of recyclable material.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success.

Focus on technology and research and development.    We believe we employ a strong research and development team. We own 93 patents that we utilize in the production of our products, and we are committed to researching and developing new industrial recycling equipment, and an additional 36 patents that are pending approval.

Ability to Grow Our Brand Awareness.    We believe that the Harden brand is a well-known, respected global brand in our industry. Our brand name and image are integral to the growth of our business and to the implementation of our strategies for expanding our business.

Strong Cash Flow Management.    We believe that our cash flow management, driven by our low accounts receivable balance as compared to our competitors, allows us to compete effectively in a rapidly changing and increasingly complex Chinese market.

Effective quality control.    In every step, we have fully trained, experienced and skilled employees that are working in concert to ensure the quality of our industrial recycling equipment.

Experienced Management Team and Personnel with a Demonstrated Track Record.    Our management team, led by our chairman of the board, director and chief executive officer, Mr. Jiawen Miao, has extensive industry experience and a demonstrated track record of developing new products, adapting to changing market conditions, and managing manufacturing companies.

Pricing strategy.    We strive to provide our customers with the best value proposition by offering our industrial recycling equipment at competitive prices on our platform.

Our Challenges and Risks

We recommend that you consider carefully the risks discussed below and under the heading “Risk Factors” beginning on page 13 of this prospectus before purchasing our ordinary shares. If any of these risks occur, our business, prospects, financial condition, liquidity, results of operations and ability to make distributions to our shareholders could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline and you could lose some or all of your investment. These risks include, among others, the following:

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or brining actions in China against us or our management named in the prospectus based on foreign laws;

•        We must remit the offering proceeds to China before they may be used to benefit our business in China, this process may take a number of months and we will be unable to use the proceeds to grow our business in the meantime.

•        We face a wide range of competition that could affect our ability to operate profitably, and we believe that our European competitors are searching for opportunities to enter the China market;

•        If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably;

•        Introduction of new laws and regulations or changes to existing laws and regulations by the Chinese government may occur quickly with little advance notice, and such new laws, regulations or changes thereto may adversely affect our business;

•        Our ordinary shares may be prohibited from being traded on and would require delisting from a national exchange under the HFCA if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor is currently subject to PCAOB inspections, and the PCAOB is able to inspect our auditor. On June 22, 2021, the U.S. Senate passed the AHFCA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

•        Any decline in the availability or increase in the cost of raw materials, including steel and copper, could materially impact our earnings;

•        We are an “emerging growth company,” and we cannot be certain if choosing to elect the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors; and

•        The novel coronavirus could have a material adverse impact upon our business, results of operations, financial condition, cash flows or liquidity.

Our Strategies

We intend to increase our revenue and market share by expanding our business network internationally.    In the short term, we intend to increase our revenue and market share by expanding our business network to other provinces in China. Over the long term, however, we believe that significant business opportunities exist outside of China — particularly in the United States and Europe.

Pursue Strategic Acquisitions.    We intend to continue to pursue expansion opportunities in existing and new markets, as well as in core and adjacent categories through strategic acquisitions.

Market Opportunity.    China’s 14th Five Year Plan (2021-2025) promotes the reduction on the reliance on foreign technology and dependence on imported resources, and to increase industrial modernization and technological innovation. We plan to capitalize on the opportunities presented by the 14th Five Year Plan by assisting in the recycling and reuse of materials along with lowering waste disposal fees of our existing and potential customers through the use of our shredder equipment.

Continue to develop new products.    We are committed to researching and developing new products according to market trends.

Target the solid waste management and recycling industry market.    According to IBISWorld, an international market research company, the solid waste recycling industry in China has developed rapidly over the past five years and industry revenue is expected to increase at an annualized 9.6% over the five years through 2022, to $25.2 billion. In addition to the China market, the global waste management market is also growing at a rapid rate in both developed and developing countries. According to Allied Market Research, a market research company based in the US, global waste management market is expected to grow from approximately $1.6 trillion in 2020 to approximately $2.5 trillion by 2030, growing at a CAGR of 3.4%. As a result of such growth, Allied Market Research also determined that the global waste management equipment market, in which we compete, will increase from $45.75 billion in 2019 to $55.63 billion by 2027, growing at a CAGR of 4.1%.

Foreign Private Issuer Status

We are incorporated in the British Virgin Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ or independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to British Virgin Island requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Corporate Information

Our principal executive office is located at Xingda Street, Torch Development Zone, Zhongshan City, Guangdong Province, 528400, PR China. Our telephone number is 86-760-89935422. Our registered office in the British Virgin Islands is located at the office of Newhaven Corporate Services (B.V.I) Limited, 3rd Floor, J&C Building, Road Town, Tortola, British Virgin Islands, VG1110.

Our agent for service of process in the United States is Vcorp Agent Services, Inc. 25 Robert Pitt Dr., Suite 204, Monsey, New York 10952. Our websites are located at www.industrial-shredder.info and www.siruide.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Corporate Structure

Harden Technologies Inc (“Harden”). — We formed Harden Technologies Inc., our British Virgin Islands holding company, on April 8, 2021.

Harden International Limited (“Harden International”) — We formed Harden International, our wholly-owned Hong Kong subsidiary, on April 20, 2021. Harden International solely serves as a holding company for WOFE.

Harwell Technologies Ltd. (“WFOE”) — We formed WFOE, our principal operating company in China and wholly-owned subsidiary of Harden International, on May 13, 2021. WFOE solely serves as a holding company for Harden Machinery.

Harden Machinery Ltd. (“Harden Machinery”) — We formed Harden Machinery , our former operating company in China and wholly-owned subsidiary of WFOE on May 10, 2010. Its business scope includes the design and manufacture of customized industrial recycling equipment.

Dr. Shredder Technologies Ltd. (“Dr. Shredder”) — Dr. Shredder is a company incorporated on September 29, 2017 in China and is a 55% owned subsidiary of Harden Machinery. The remaining 45% of Dr. Shredder is owned by three former employees of Harden. Dr. Shredder is engaged in the manufacture and sale of small and medium-sized industrial shredders and data destruction shredders.

As used herein the term “China Operating Companies” shall refer to WFOE, Harden Machinery and Dr. Shredder.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jobs Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including but not limited to, being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not decided whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our ordinary shares less attractive as a result. The result may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed US$1.07 billion, (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

The Offering(1)

Ordinary shares offered by us:	________
Ordinary shares outstanding immediately prior to this offering:	10,000,000
Ordinary shares outstanding immediately after this offering:	________
Offering price per ordinary share:	$________ per share
Use of proceeds:

We expect to receive gross proceeds of approximately $_____ million in the offering, assuming an initial public offering price of $_____ per ordinary share, the midpoint of the estimated price range set forth on the cover page of this prospectus. In addition, we expect to receive net proceeds of approximately $_____ million in this offering, assuming an initial public offering price of $____ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business.

We intend to use the net proceeds of this offering as follows after we complete the remittance process:

•   approximately $7.0 million for the development of a new manufacturing facility;

•   approximately $3.0 million for research and development related to design of mobile shredding and mobile screening machines, waste robotic sorting technologies and pilot recycling plant development;

•   and any remaining balance for additional working capital.

For more information on the use of proceeds, see “Use of Proceeds” on page 41.
Risk factors:

Investing in our ordinary shares involves a high degree of risk. Below is a summary of material factors that make an investment in our ordinary shares speculative or risky. Importantly, this summary does not address all the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 13 of this prospectus.

Risks Relating to Our Business

•   The impact of a novel strain of coronavirus (“COVID-19”) has significantly impacted China and the rest of the world. We are currently unable to predict the full effect of COVID-19 upon our business and operations.

____________

(1)      Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriter’s over-allotment option and is based upon 10,000,000 ordinary shares outstanding immediately prior to the closing of this transaction and/or _____ ordinary shares outstanding as of the closing of this offering.

•   To the extent the Chinese economy slows, our business may be materially and negatively impacted.

•   We may not be able to maintain effective business relationships with our suppliers and customers with whom we have an interdependent relationship.

•   Wage increases in China may prevent us from maintaining competitive advantages and could reduce our profit margins.

•   Our senior executives have not managed a publicly traded company in the past, and they have no prior experience with legal compliance issues related to U.S. or British Virgin Islands law.

•   We may require additional financing in the future, and there can be no guarantee that such financing will be available when needed.

•   We may not be able to attract and retain qualified and skilled employees.

•   Our bank accounts in China are not insured or protected against loss.

Risks Relating to Our Corporate Structure

•   Our subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business. See “Risk Factors — We will likely not pay dividends in the foreseeable future” and “Dividend Policy.”

Risks Relating to Doing Business in China

•   There are uncertainties in the interpretation and enforcement of PRC laws and regulations that could limit the legal protection available to you and us.

•   You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

•   Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

•   As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. See “Risk Factors - Because all our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares.”

•   Under Chinese law, the proceeds of this offering must be sent back to China, and the process for sending such proceeds back to China may take several months after the closing of this offering. In order to remit the offering proceeds to China, we must:

•   open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration of Foreign Exchange approval (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company;

•   remit the offering proceeds into this special foreign exchange account; and

•   apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a business certificate.

See “Risk Factors — We must remit the offering proceeds to China before they may be used to benefit our business in China, this process may take a number of months and we will be unable to use the proceeds to grow our business in the meantime.”

•   The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

•   We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers. See “Risk Factors — If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

Risks Relating to this Offering

•   The trading price of our ordinary shares may be volatile, and you may incur losses.

•   You may experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased.

•   We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our ordinary shares in the foreseeable future. See “Risk Factors — We will likely not pay dividends in the foreseeable future.”

Over-Allotment Option

We have granted to the underwriter an option, exercisable within 45 days from the closing of this offering, to purchase up to an additional 15% of the total number of the ordinary shares offered by us at the initial public offering price, less underwriting discounts.

Underwriter’s Warrants

We have granted US Tiger Securities, Inc. the Warrants, exercisable from the date of commencement of sales of this offering for a period of three years after such date, to purchase ordinary shares equal to 5% of the total number of ordinary shares sold in this offering, exercisable at a per share price equal to 125% of the public offering price.

Lock-up:

All of our directors, officers and certain shareholders (defined as owners of 5% or more of our ordinary shares) have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of six (6) months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq Capital Market symbol:	We have applied to have our ordinary shares listed on the Nasdaq Capital Market under the symbol “HARD”.

Prospectus Conventions

Except where the context otherwise requires, “we”, “us”, “Company”, “our” and “Harden” collectively refer to:

•        Harden, our British Virgin Islands holding company;

•        Harden International, our wholly-owned Hong Kong subsidiary;

•        WFOE, a company incorporated in China and a wholly-owned subsidiary of Harden International;

•        Harden Machinery, a company incorporated in China and a wholly-owned subsidiary of WFOE; and

•        Dr. Shredder, a company incorporated in China and is a 55% owned subsidiary of Harden Machinery.

As used in this prospectus, “PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “$,” “US$,” or “U.S. Dollars” refers to the legal currency of the United States.

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented on a pro-forma basis to reflect a recapitalization of the authorized and outstanding share capital of the Company effected upon June 3, 2021. As a result of the recapitalization, the authorized share capital of the Company has increased from 10,000,000 ordinary shares, par value $0.001 per share, to 100,000,000 ordinary shares, par value $0.001 per share. The shares outstanding prior to the consummation of this offering have increased from 1 ordinary share to 10,000,000 ordinary shares.

As used herein the term “Chinese Operating Companies” shall include WFOE, Harden Machinery and Dr. Shredder.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations made in this prospectus are based on a rate of RMB 6.3726 to $1.00, which was the exchange rate on December 31, 2021. Unless otherwise stated, we have translated balance sheet amounts, with the exception of equity, at December 31, 2021 at RMB 6.3726 to $1.00 as compared to RMB 6.5250 to $1.00 at December 31, 2020. We have stated equity accounts at their historical rates. The average translation rates applied to income statement accounts for the years ended December 31, 2021 and 2020 were RMB 6.4508 and RMB 6.9042, respectively. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On August 1, 2022, the exchange rate was RMB 6.7689 to $1.00. See “Risk Factors — Fluctuation of the Renminbi could materially affect our financial condition and results of operations” for discussions of the effects of fluctuating exchange rates on the value of our capital shares. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our chairman of the board, director and chief executive officer will be presented as “Jiawen Miao,” even though, in Chinese, his name would be presented as “Miao Jiawen.”

Summary Consolidated Financial Information

In the table below, we provide you with historical selected financial data for the years ended December 31, 2021 and 2020. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Selected Statements of Operations Information:

	For the Fiscal Year Ended December 31, 2021	For the Fiscal Year Ended December 31, 2020
Revenues	$31,606,067	$21,901,699
Gross profit	$9,643,450	$7,225,695
Operating expenses	$8,182,251	$5,431,533
Income before income taxes	$1,774,050	$2,703,352
Income taxes provision	$40,879	$304,611
Net income	$1,733,171	$2,398,741

Selected Balance Sheet Information:

	As of December 31, 2021	As of December 31, 2020
Current assets	$20,596,088	$19,016,156
Total assets	$22,844,145	$20,939,337
Current liabilities	$12,443,662	$9,996,126
Total liabilities	$12,820,222	$10,456,026
Total shareholders’ equity	$10,057,331	$10,482,845

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks Related to Our Business

The novel coronavirus could have a material adverse impact upon our business, results of operations, financial condition, cash flows or liquidity.

In the last few years the outbreak of a novel strain of coronavirus (“COVID-19”) in China has spread rapidly throughout the world. COVID-19 and has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout China and the rest of the world. In March 2020, the World Health Organization declared COVID-19 a pandemic. Government efforts to contain the spread of the coronavirus and responses by businesses and individuals to reduce the risk of exposure to infection have caused significant disruptions to the global economy and normal business operations across a growing list of countries and business sectors. These efforts are likely to adversely affect business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets. The spread of the coronavirus and various variants also may have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

In terms of the impact on us and the industrial recycling machinery, parts and equipment industry in China, after the COVID-19 outbreak began in China in December 2019, many Chinese cities and villages were locked down to control the spread of the disease. Our facilities as well as those of our suppliers were closed down for a few months in early 2020. While we currently have enough raw material stock for the foreseeable future, the ongoing COVID-19 crisis may have significant and still not well-understood impacts on our industry.

Although our supply chains and our ability to produce parts and machinery are up and running, the foregoing developments could adversely affect our ongoing operations. As our customers struggle to recover from the effects of the COVID-19 pandemic, there may be less demand for our products, and we may see decreased and canceled orders. In addition, COVID-19 may also negatively impact our customers’ businesses, which may reduce their budgets on industrial recycling equipment for the remaining portion of 2022 and beyond.

We currently are unable to predict the full effect of COVID-19 and responses thereto on our business and operations, and on our results of operations, financial condition, cash flow and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as:

•        damage to a recovery of the industrial recycling market and other markets in China;

•        implementation of effective measures to prevent and contain further outbreaks;

•        development and distribution of effective medical solutions, including COVID-19 vaccines;

•        timing and scope of governmental restrictions on mobility and other activities;

•        financial and other market reactions to the foregoing; and

•        reactions and responses of the populace both in affected regions and regions yet to be affected.

While we expect we will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the impact upon our financial condition and results of operations will be materially adverse.

Our revenue and net income may be materially and adversely affected by any economic slowdown in China.

In recent years, the PRC government has implemented several measures to control the rate of economic growth, including raising interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to tighten credit and liquidity. These measures have contributed to a slowdown of the PRC economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 8.1 percent growth year-on-year over 2000. Any continuing or worsening slowdown could significantly reduce domestic commerce in China. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

We are dependent on our suppliers for material necessary to manufacture our products. For the year ended December 31, 2021, no supplier accounted for more than 10% of the Company’s total purchases. For the year ended December 31, 2020, one supplier accounted for approximately 12% of the Company’s total purchases. We entered into a purchase contract with this supplier, Demark Environmental Technology Co., Ltd. (“Demark”), on March 26, 2020. Pursuant to the agreement, Demark supplied us with three hydraulic power stations for use in our operations. The agreement included a one-year warranty period. The agreement related solely to the sale of such machinery and did not apply to any future equipment purchases. The total purchase price was RMB 445,803. As of December 31, 2021 and 2020, no supplier accounted for more than 10% of the Company’s accounts payable.

Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, which may adversely affect our business. Certain of our contracts with key suppliers, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. The insolvency of any such suppliers could result in increased charges or the termination of the service contracts. We may not be able to replace a supplier within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us.

Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

From time to time, we may conduct business with customers that may account for a significant amount of business. For the year ended December 31, 2021, no customer accounted for more than 10% of the Company’s total revenues. For the year ended December 31, 2020, one customer accounted for approximately 11% of the Company’s total revenues. We entered into an equipment purchase contract with this customer, Shanghai Canzhou Environmental Engineering Co., Ltd. (“Canzhou”) on March 17, 2020. Pursuant to the agreement, we supplied Canzhou with crushing equipment and technical and installation services for a total purchase price of RMB 2,330,000. The agreement included a warranty period of up to18 months after delivery. The agreement related solely to the sale and installation of such machinery and did not apply to any future equipment purchases by Canzhou. As of December 31, 2021, one customer accounted for approximately 10% of the Company’s accounts receivable. As of December 31, 2020, no customer accounted for more than 10% of the Company’s total accounts receivable. The loss of any significant customer may materially affect our business and financial condition.

Any decline in the availability or increase in the cost of raw materials, including steel and copper, could materially impact our earnings.

Our products and project installation operations depend heavily on the ready availability of various raw materials, including steel and copper. The availability of raw materials may decline, and their prices may fluctuate. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. The inability to produce certain products or installation projects for customers could result in a decrease in profit and damage to our reputation. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all, and this may materially impact our business and financial condition.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate intellectual property rights held by third parties. We have not, but may in the future become, subject to legal proceedings and claims relating to the intellectual property rights of others. There could also be existing intellectual property of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of intellectual property purportedly relating to some aspect of our technology, products or business, if any such holders exist, would not seek to enforce such intellectual property rights against us in China or any other jurisdiction. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against any such infringement claims, regardless of their merit. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, and our business, financial position and results of operations could be materially and adversely impacted.

Damage claims against our products could reduce our sales and revenues.

If any of our products are found to cause injury or damage, we could suffer financial damages. We have not had significant claims for damages or losses from our products to date. We do not carry product liability insurance. Any claims for damages related to the products we sell could damage our reputation and reduce our revenues.

We do not have business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

If we fail to adopt new technologies to evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to stay abreast of the constantly evolving industry trends, market conditions or customer preferences and to enhance and improve our technologies accordingly. Our success, in part, will depend on our ability to identify, develop, acquire or license leading technologies useful in our business. There can be no assurance that we will be able to use new technologies effectively or adapt to meet customer requirements. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely impacted.

Wage increases in China may prevent us from sustaining our competitive advantage and could reduce our profit margins.

Pursuant to the PRC Labor Contract Law that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. As the interpretation and implementation of these new laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

We have experienced growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan and address competitive challenges, which could have a material adverse effect on our business.

Our total revenues increased from approximately $21.9 million in 2020 to approximately $31.6 million in 2021. This growth has resulted, and will continue to result, in substantial demands on our managerial, administrative, operational, financial and other resources. Furthermore, we expect to continue to experience such growth. To manage this growth, we must develop and improve our existing administrative and operational systems and our financial and management controls and further expand, train and manage our work force. As we continue these efforts, we may incur substantial costs and expend substantial resources due to, among other things, different technology standards, legal considerations and cultural differences. We will be required to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we may be unable to satisfy a growth in demand for our retail shopping centers, which will impair our revenue growth and hurt our overall financial performance.

We cannot assure you that our growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

We intend to grow, in part, by expanding into new markets. However, many obstacles to this expansion exist, including increased competition from similar businesses, unexpected costs and costs associated with marketing efforts. As such, we cannot assure you that we will be able to successfully overcome these potential challenges and establish our business in additional markets. Our inability to implement this growth strategy successfully may have a negative impact on our growth, future financial condition, and results of operations or cash flows.

If we experience a significant disruption in, or a breach in security of, our information technology systems or if we fail to implement, manage or integrate new systems, software and technologies successfully, it could harm our business.

Our information technology (“IT”) systems are an integral part of our business. We depend on our IT systems to process transactions, manage logistics, keep financial records, prepare our financial reporting and operate other critical functions. Security breaches, cyber-attacks or other serious disruptions of our IT systems can create systemic disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent or adequately respond to such breaches, attacks or other disruptions, our operations could be adversely affected or we may suffer financial or reputational damage. In addition, our ability to effectively implement our business plan in a rapidly evolving market requires effective planning, reporting and analytical processes and systems. We are improving and expect that we will need to continue to improve and further integrate our IT systems, reporting systems and operating procedures on an ongoing basis. If we fail to do so effectively, it could adversely affect our ability to achieve our objectives.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued service of our key executives. If any of our key executives became unable or unwilling to continue in his/her present position, or if he/she joined a competitor or formed a competing company in violation of his/her employment agreement, we may not be able to replace him/her easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

We do not maintain key person life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of key executives has signed a confidentiality and non-competition agreement in connection with his or her employment with us, we cannot assure that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

In addition, we compete for qualified personnel with other industry competitors, and we face competition in attracting skilled personnel and retaining the members of our senior management team. These personnel possess technical and business capabilities, including expertise relevant to the retail shopping industry, which are difficult to replace. There is intense competition for experienced senior management with technical and industry expertise in the retail shopping industry, and we may not be able to retain our key personnel. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

Our senior management lacks experience in managing a public company and complying with laws applicable to operating as a U.S. public company domiciled in the British Virgin Islands and failure to comply with such laws could have a material adverse effect on our business.

Prior to the completion of this offering, the China Operating Companies operated as private companies located in China. In connection with this offering, we formed the Company in the British Virgin Islands and Harden International in Hong Kong. In the process of taking these steps to prepare the Company for this initial public offering, Harden Machinery’s senior management became the Company’s senior management. None of the Company’s senior management has experience managing a public company or managing a British Virgin Islands company.

As a result of this offering, the Company will become subject to laws, regulations and obligations that do not currently apply to it, and our senior management currently has no experience in complying with such laws, regulations and obligations. For example, the Company will need to comply with the British Virgin Islands laws applicable to companies that are domiciled in that country. The senior management is only experienced in operating business in compliance with Chinese laws. Similarly, by virtue of this offering, the Company will be required to file annual and current reports in compliance with U.S. securities and other laws. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on the Company. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require our senior management to devote time and resources to such efforts that might otherwise be spent on the operation of our business.

We may require financing in the future, and our operations could be curtailed if we are unable to obtain required financing when needed.

In addition to the funds raised by the Company in this initial public offering, we may need to obtain debt or equity financing to fund future capital expenditures. While we do not anticipate seeking financing in the immediate future, any additional equity financing may result in dilution to the holders of our outstanding shares of capital stock. Debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business, including covenants that:

•        limit our ability to pay dividends or require us to seek consent for the payment of dividends;

•        increase our vulnerability to general adverse economic and industry conditions;

•        require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

•        limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot ensure that we will be able to raise funds in this offering or obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.

Potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, which could adversely affect our results of operations, cash flows and financial condition.

Potential changes in the global economy may affect the availability of business and consumer credit. We may need to rely on the credit markets, particularly for short-term borrowings from banks in China, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds from our operations are not available to be allocated to such purposes. Disruptions in the credit and capital markets could adversely affect our ability to draw on such short-term bank facilities. Our access to funds under such credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Long-term disruptions in the credit and capital markets could result from uncertainty, changing or increased regulations, reduced alternatives or failures of financial institutions could adversely affect our access to the liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures may include deferring capital expenditures, and reducing or eliminating discretionary uses of cash. These events would adversely impact our results of operations, cash flows and financial position.

Our bank accounts in China are not insured or protected against loss.

The China Operating Companies maintain cash accounts with various banks located in China. Such cash accounts are not insured or otherwise protected. While we have not experienced any losses for uninsured bank deposits and do not believe that we are exposed to significant risks on cash held in bank accounts, should any bank holding such cash deposits become insolvent, or if the China Operating Companies are otherwise unable to withdraw funds, those entities would lose the cash on deposit with that particular bank.

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our ordinary shares in the future, we will be dependent, in large part, on receipt of funds from the China Operating Companies for our cash needs, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations as described herein. Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from the Chinese Operating Companies. See “Dividend Policy.”

Pursuant to the Chinese enterprise income tax law, dividends payable by a foreign investment entity to its foreign investors are subject to a withholding tax of 10%. Similarly, dividends payable by a foreign investment entity to its Hong Kong investor who owns at least 25% of the equity of the foreign investment entity is subject to a withholding tax of 5%.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The China Operating Companies are also required to set aside at least 10% of its after-tax profit based on the Company Law of the PRC and the Chinese accounting standards year to its compulsory reserves fund until the accumulative amount of such reserves reaches 50% of its registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into registered capital, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2021 and 2020, the accumulated appropriations to statutory reserves amounted to $1,265,464 and $945,755, respectively.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends. To support the financial needs of our business, we may retain all of our future earnings, if any. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future

Our business may be materially and adversely affected if any of our China Operating Companies declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC provides that an enterprise may be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts. Our China Operating Companies hold certain assets that are important to our business operations. If any of our China Operating Companies undergoes a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Because all our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase the Company’s operating costs;

•        require significant management time and attention; and

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or way we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ordinary shares, potentially rendering it worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC has recently proposed new rules that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China based internet giants. The Measures for Cybersecurity Review (2021 version) was promulgated on December 28, 2021 and became effective on February 15, 2022. These measures specify that any “online platform operators” controlling the personal information of more than one million users which seek to list on a foreign stock exchange are subject to prior cybersecurity review.

Our business belongs to the waste management and recycling equipment manufacturing industry in China, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Based on the advice of our PRC counsel, King & Wood Mallesons, and our understanding of currently applicable PRC laws and regulations, our registered public offering in the U.S. is not subject to the review or prior approval of the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

In recent years, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this type of scrutiny, criticism and negative publicity might have on our company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a significant distraction to our management. If such allegations are not proven to be groundless, our company and business operations could be severely hampered and your investment in our shares could be rendered worthless.

Our ordinary shares may be prohibited from being trading on and would require delisting from a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions.

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor. However, the recent developments would add uncertainties to our offering, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets (the “PWG”) issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We reflect the impact of currency translation adjustments in our financial statements under the heading “Foreign currency translation adjustment.” For the years ended December 31, 2021 and 2020, we had an adjustment of $198,574 and $643,391, respectively, for foreign currency translations. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the Enterprise Income Tax Law of the PRC (the “EIT Law”) and the Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”), both of which became effective on January 1, 2008, and the former of which was last amended on December 29, 2018, and the latter of which was amended on April 23, 2019, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The EIT Rules define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. According to these regulations, a resident enterprise would have to pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

On April 22, 2009, the State Administration of Taxation of China issued Circular 82 further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to Circular 82, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China.

We do not believe that we meet the conditions outlined in the preceding paragraph since Harden does not have a PRC enterprise or enterprise group as its primary controlling shareholder. Further, Harden is a holding company incorporated outside China and its key assets are its ownership interests in its subsidiaries, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained outside China. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body,” there can be no assurance that the PRC government will ultimately take a view that is consistent with our position. We will continue to monitor our tax status.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of our shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of our shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-bribery law.

In connection with this initial public offering, we will become subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to the Anti-Unfair Competition Law of the PRC and the relevant anti-bribery provisions in the Criminal Law of the PRC, or together, the “PRC Anti-Bribery Laws.” The current PRC Anti-Bribery Laws prohibit the payment of bribes to government officials, private companies or individuals in a commercial transaction or their agents. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors clients of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities to be in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and the PRC Anti-Bribery Laws.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or PRC Anti-Bribery Laws may result in severe criminal or administrative sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or brining actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the British Virgin Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons in China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgements of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We must remit the offering proceeds to China before they may be used to benefit our business in China, this process may take a number of months and we will be unable to use the proceeds to grow our business in the meantime.

Under Chinese law, the proceeds of this offering must be sent back to China, and the process for sending such proceeds back to China may take several months after the closing of this offering. In order to remit the offering proceeds to China, we will take the following actions:

•        First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE approval certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

•        Second, we will remit the offering proceeds into this special foreign exchange account.

•        Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a business certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete. We may be unable to use these proceeds to grow our business until we receive such proceeds in China.

Fluctuation of the RMB may indirectly affect our financial condition by affecting the volume of cross-border money flow.

Although we use the United States dollar for financial reporting purposes, all of the transactions effected by the China Operating Companies are denominated in China’s currency, the RMB. The value of the RMB fluctuates and is subject to changes in China’s political and economic conditions. We do not currently engage in hedging activities to protect against foreign currency risks. Even if we choose to engage in such hedging activities, we may not be able to do so effectively. Future movements in the exchange rate of the RMB could adversely affect our financial condition as we may suffer financial losses when transferring money raised outside of China into the country or paying vendors for services performed outside of China.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

In the event we pay dividends in the future, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

Introduction of new laws and regulations or changes to existing laws and regulations by the Chinese government may occur quickly with little advance notice, and such new laws, regulations or changes thereto may adversely affect our business.

The Chinese legal system is a codified legal system made up of written laws, regulations, circulars, administrative directives and internal guidelines. Unlike common law jurisdictions such as the U.S., decided cases (which may be taken as precedent) do not form part of the legal structure of China and thus have no binding effect. Furthermore, in line with its transformation from a centrally planned economy to a more market-oriented economy, the Chinese government is still in the process of developing a comprehensive set of laws and regulations. As the legal system in China is still evolving, laws and regulations or their interpretation may be subject to further and rapid changes. Such uncertainty and prospective changes to the Chinese legal system could adversely affect our results of operations and financial condition.

We may be subject to foreign exchange controls in China, which could limit our use of funds raised in this offering, which could have a material adverse effect on our business.

We are subject to Chinese rules and regulations on currency conversion. In China, SAFE regulates the conversion of the RMB into foreign currencies. Currently, a foreign invested enterprise (“FIE”) is required to apply to banks for foreign exchange registration under domestic and overseas direct investment. WFOE is a FIE, with such registration. WFOE is allowed to open foreign currency accounts including the “current account” and the “capital account”. Currently, conversion within the scope of the “current account” and general “capital account” can be effected without requiring the approval of SAFE. However, conversion of currency in some restricted “capital account” (e.g. for capital items such as direct investments, loans and securities), unless expressly exempted by laws and regulations, still requires the approval of SAFE.

In particular, if WFOE borrows foreign currency through loans from Harden or other foreign lenders, these loans must be registered with SAFE. If WFOE is financed by means of additional capital contributions, certain Chinese government authorities’ registration and/or approvals or their local counterparts are required. These restrictions could limit our use of funds raised in this offering, which could have an adverse effect on our business.

Governmental control of currency conversion may affect the value of your investment.

The Chinese government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, which may take as long as six months in the ordinary course. We receive the majority of our revenues in Renminbi. Under our current corporate structure, our income is derived from payments from WFOE. Shortages in the availability of foreign currency may restrict the ability of Harden Technologies to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Regulations — Regulations of Foreign Currency Exchange and Dividend Distribution.”

Failure to comply with PRC laws and regulations related to labor and employee benefits may subject us to penalties or additional cost.

Companies operating in China are required to comply with various laws and regulations related to labor and employment benefits. For example, companies are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Apart from that, if a company intends adopt flexible working hour arrangement and comprehensive working hour scheme, it shall fulfill the requirements in relevant regulations, and make filings with labor authorities, or the company will be subject to penalties and may be required to pay extra fees to its employees. As confirmed by the relevant local authorities and our directors, in no records of violation were found on Harden Machinery and Dr. Shredder for social insurance and/or housing fund during the period from January 2018 to 2022.

However, we cannot assure you that we have complied or will be able to comply with all labor-related law and regulations, including those relating to obligations to make social insurance payments, contribute to the housing provident funds, as well as make all filing for comprehensive working hour scheme. Our failure to make contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to fines, penalties, government investigations or labor disputes and we could be required to make up the contributions for these plans as well as to pay late fees and fines, which may adversely affect our financial condition and results of operations.

Labor laws in China may adversely affect our results of operations.

In June 2007, the National People’s Congress of the PRC enacted the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. To clarify certain details in connection with the implementation of the Labor Contract Law, the China State Council promulgated the Implementing Rules for the Labor Contract Law on September 18, 2008, which came into effect immediately. These labor laws impose significant liabilities on employers and affects the cost of an employer’s decision to reduce its workforce. The labor laws formalized workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Among other things, these labor laws provide for specific standards and procedures for the termination of an employment contract. In addition, the laws require the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. The labor laws also mandate that employers provide social welfare packages to all employees, increasing our labor costs. In addition, in July 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Reform Plan of the Taxation and Collection Systems of National Taxes and Local Taxes, which states that, effective from January 1, 2019, basic pension insurance premiums, basic medical insurance premiums, unemployment insurance premiums, injury insurance premiums and maternity insurance premiums shall be levied by the tax authorities. Under the new system, the social insurance premiums collection is likely to be stringently administrated and enforced. All of our employees working for us exclusively within China are covered by these labor laws, and in the event we decide to significantly change or decrease our workforce, these labor laws could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents may subject our Chinese resident shareholders to personal liability and limit our ability to inject capital into our Chinese subsidiaries, limit our subsidiaries’ ability to increase its registered capital, distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, China’s SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which became effective as of July 4, 2014. On February 13, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment Foreign Exchange Administration Policies, or Circular 13. According to Circular 37 and Circular 13, prior foreign exchange registration with the local SAFE branch or a qualified bank is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required before July 4, 2014 shall send a letter to SAFE and its branches for explanation. SAFE and its branches shall, under the principle of legality and legitimacy, conduct supplementary registration, and impose administrative punishment on those in violation of the administrative provisions on the foreign exchange pursuant to the law.

We have requested our shareholders who are Chinese residents to make the necessary applications, filings and amendments as required under Circular 37, Circular 13 and other related rules. As of the date of this prospectus, all of our beneficial owners who are PRC individuals have completed their initial registration in accordance with Circular 37 and Circular 13. We attempt to comply, and attempt to ensure that our shareholders who are subject to these rules comply, with the relevant requirements. However, we cannot provide any assurances that all of our shareholders who are Chinese residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular 37, Circular 13 or other related rules. The failure or inability of our Chinese resident shareholders to make any required registrations or comply with other requirements or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise may subject such shareholders who are PRC residents and our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from this offering) WFOE, limiting WFOE’s ability to pay dividends or otherwise distributing profits to us.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident stockholders may subject such stockholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE on January 5, 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”) and the Foreign Exchange Administration Regulations of the PRC, which was promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and last amended on August 1, 2008 (which became effective on August 5, 2008). Under the Individual Foreign Exchange Rules and the Foreign Exchange Administration Regulations, any Chinese individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are Chinese residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are Chinese residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our Chinese resident stockholders to make the required registration will subject our subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the China, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

We are subject to a variety of laws and other obligations regarding privacy, data security, cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We are subject to PRC laws relating to privacy, data security, cybersecurity, and data protection. In particular, there are numerous laws and regulations regarding privacy and the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also to transfers of information between us and our PRC subsidiaries, and among us, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. The Civil Code of the PRC issued by the NPC on May 28, 2020 and effective from January 1, 2021 provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws.

On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC (“SCPNC”) issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Cyber Security Law is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny.

In April 2020, the CAC and certain other PRC regulatory authorities promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress (“SCPNC”) on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law. If our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits.

Furthermore, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law issued on July 6, 2021 require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure”, any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year.

As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

Changes in China’s political and economic policies could harm our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

The Chinese economy has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (“OECD”). These differences include, without limitation:

•        economic structure;

•        level of government involvement in the economy;

•        level of development;

•        level of capital reinvestment;

•        control of foreign exchange;

•        methods of allocating resources; and

•        balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters. Despite these efforts to develop a legal system, China’s system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary, in many cases, creates additional uncertainty as to the outcome of any lawsuit. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Our activities in China will also be subject to administration review and approval by various national and local agencies of the Chinese government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approvals to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the Chinese government may, in its sole discretion, prohibit us from conducting our business.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business. Tariffs could increase the cost of the goods and products which could affect customers’ spending levels. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of our investment in that country.

Our business is subject to political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of any investment in us.

Because our operations are located in China, information about our operations is not readily available from independent third-party sources.

Because our operations are based in China, our shareholders may have greater difficulty in obtaining information about them on a timely basis than would shareholders of a U.S.-based company. Our operations will continue to be conducted in China and shareholders may have difficulty in obtaining information from sources other than the companies themselves. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits and contract awards for development projects will not be readily available to shareholders and, where available, will likely be available only in Chinese. Shareholders will be dependent upon management for reports of their progress, development, activities and expenditure of proceeds.

We may be involved from time to time in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.

From time to time, we may be involved in legal proceedings and commercial disputes. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, and other disputes with customers and suppliers, intellectual property matters, environmental issues, tax matters and employment matters. There can be no assurance that such proceedings and claims, should they arise, will not have a material adverse effect on our business, results of operations and financial condition.

Geopolitical risks and political uncertainty may adversely impact economic conditions, increase market volatility, cause operational disruption to us and impact our strategic plans, which could have adverse effects on our business and its profitability.

We are exposed to geopolitical risks and political uncertainty in the markets in which we operate. Geopolitical risks and political uncertainty may adversely impact our operations and. Increased geopolitical tensions may increase cross-border cyber activity and therefore increase cyber security risks. Geopolitical tensions may also lead to civil unrest and/or acts of civil disobedience. This includes the unrest in Hong Kong, where mass anti-government demonstrations have given rise to increased disruption throughout the region. Such events could impact operational resilience by disrupting our systems, operations, new business sales and renewals, distribution channels and services to customers, which may result decreased profitability, financial loss, adverse customer impacts and reputational damage. Additionally, the degree and nature of regulatory changes and our competitive position in some markets may be impacted, for example, through measures favoring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies.

The current tensions in international economic relations may negatively affect the demand for our services, and our results of operations and financial condition may be materially and adversely affected.

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has imposed, and has continued to propose to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. Escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our products and services, thus potentially negatively affect our business, financial condition, and results of operations.

Risks Associated with this Offering and Ownership of Our Ordinary shares

We are an “emerging growth company,” and we cannot be certain if choosing to elect the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our Company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our 2021 annual report on Form 20-F to be filed in 2022, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

There may not be an active, liquid trading market for our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and the underwriters based on a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

The market price of our ordinary shares may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our ordinary shares will be determined through negotiations between the underwriters and us and may vary from the market price of our ordinary shares following our initial public offering. If you purchase our ordinary shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our ordinary shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our quarterly operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the securities markets have from time to time experienced price and volume fluctuations that are not related to the operating performance of particular companies. As a result, to the extent shareholders sell our shares in a negative market fluctuation, they may not receive a price per share that is based solely upon our business performance. We cannot guarantee that shareholders will not lose some or all of their investment in our ordinary shares.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet Nasdaq Capital Market initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

If we are unable to comply with certain conditions, our ordinary shares may not trade on the Nasdaq Capital Market.

We have applied to list our ordinary shares on the Nasdaq Capital Market, which provides that we pay the balance of our entry fee and show that we satisfy Nasdaq’s initial listing requirements. If we are unable to meet these conditions our shares may not trade on the Nasdaq Capital Market. In addition, we have relied on an exemption to the blue sky registration requirements afforded to “covered securities”. Securities listed on Nasdaq Capital Market are “covered securities.” If we were unable to meet Nasdaq conditions for listing, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering until we have met the required listing conditions.

If we are listed on Nasdaq Capital Market and our financial condition deteriorates, we may not meet continued listing standards on Nasdaq Capital Market.

Nasdaq Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. In order to qualify for continued listing on Nasdaq Capital Market, we must meet the following criteria:

•        Our shareholders’ equity must be at least $2,500,000; or the market value of our listed securities must be at least $35,000,000; or our net income from continuing operations in our last fiscal year (or two of the last three fiscal years) must have been at least $500,000;

•        The market value of our publicly held shares must be at least $1,000,000;

•        The minimum bid price for our shares must be at least $1.00 per share;

•        We must have at least 300 shareholders;

•        We must have at least 500,000 publicly held shares;

•        We must have at least 2 market makers; and

•        We must have adopted Nasdaq-mandated corporate governance measures, including a board of directors comprised of a majority of independent directors, an Audit Committee comprised solely of independent directors and the adoption of a code of ethics among other items.

If our shares are listed on the Nasdaq Capital Market but are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our ordinary shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our ordinary shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our ordinary shares are not so listed or are delisted at some later date, our ordinary shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our ordinary shares might decline. If our ordinary shares are not so listed or are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”), by the U.S. Internal Revenue Service (“IRS”), for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

•        75% or more of our gross income in a taxable year is passive income; or

•        the average percentage of our assets by value in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%.

The calculation of the value of our assets is based, in part, on the then market value of our ordinary shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We cannot assure that we will not be a PFIC for any taxable year. See “Taxation — United States Federal Income Taxation-Passive Foreign Investment Company.”

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our ordinary shares. Immediately after this offering, we will have ______ outstanding ordinary shares, based on the number of ordinary shares outstanding as of ________, assuming no exercise of the underwriters’ over-allotment option. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing shareholders. Of that amount, 10,000,000 shares are currently restricted as a result of securities laws and/or lock-up agreements, but will be able to be sold after the closing of this offering, subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act. See “Shares Eligible for Future Sale.”

Our failure to obtain prior approval of the China Securities Regulatory Commission (“CSRC”) for the listing and trading of our ordinary shares on a foreign stock exchange could delay this offering or could have a material adverse effect upon our business, operating results, reputation and trading price of our ordinary shares.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce of the PRC (“MOFCOM”), jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the New “M&A Rule”), which became effective on September 8, 2006 and was amended on June 22, 2009. The New M&A Rule contains provisions that require that an offshore special purpose vehicle (“SPV”) formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies and controlled directly or indirectly by Chinese companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures specifying documents and materials required to be submitted to it by an SPV seeking CSRC approval of overseas listings.

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. Our Chinese counsel, King & Wood Mallesons, has given us the following advice, based on their understanding of current Chinese laws and regulations:

•        WFOE was established by means of direct investment and not through a merger or requisition of the equity or assets of a “PRC domestic company” as defined under the New M&A Rule, and at the time of our equity interest acquisition, Harden was a foreign-invested enterprise rather than a “PRC domestic company” before it was acquired by WFOE; and

•        In spite of the lack of clarity on this issue, the CSRC currently has not issued any definitive rule or interpretation regarding whether offerings like the one contemplated by this prospectus are subject to the New M&A Rule.

The CSRC has not issued any such definitive rule or interpretation, and we have not chosen to voluntarily request approval under the New M&A Rule. If the CSRC requires that we obtain its approval prior to the completion of this offering, the offering will be delayed until we obtain CSRC approval, which may take several months. There is also the possibility that we may not be able to obtain such approval. If prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory authorities. These authorities may impose fines and penalties upon our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to terminate this offering prior to closing.

We will incur increased costs as a result of being a public company, which could have a material adverse effect on our profitability.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. GAAP auditors that we did not need prior to this offering, and we will have annual payments for listing on a stock exchange, if we are so listed. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and Nasdaq, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur expenses of between $500,000 and $1,000,000 per year that we did not experience prior to commencement of this offering. Added costs of this nature will naturally reduce our profitability and could have a material adverse effect on our business.

The requirements of being a public company may strain our resources and divert management’s attention, which could have a material adverse effect on our business.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies which could have an adverse effect on our results of operations.

Upon completion of this offering, we will be a reporting company in the United States. As a reporting company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our Company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could cause the price of our ordinary shares to decline.

The market price of our ordinary shares could decline as a result of sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares. An aggregate of

10,000,000 ordinary shares were outstanding as of the date of this filing, and after giving effect to this offering, ________ ordinary shares will be outstanding immediately after this offering. All of the ordinary shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining ordinary shares will be “restricted securities” as defined in Rule 144. These ordinary shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution as a result of sales of ordinary shares under this offering.

The assumed initial public offering price of $_____ per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, is substantially higher than the pro forma net tangible book value per ordinary share. If you purchase ordinary shares in this offering, you will incur immediate dilution of approximately ____% or approximately $_____ in the pro forma net tangible book value per ordinary share from the price per share that you pay for the shares, based on the assumed initial public offering price of $_____ per ordinary share and _______ ordinary shares to be offered in this offering. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We have not finally determined the uses of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

While we have identified the priorities to which we expect to put the proceeds of this offering, our management will have considerable discretion in the application of the net proceeds received by us. In addition, in the event we are unable to use the proceeds for as described herein, we have reserved the right to re-allocate funds currently allocated to that purpose to our general working capital. If that were to happen, then our management would have discretion over even more of the net proceeds to be received by our company in this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve profitability or increase our stock price. The net proceeds from this offering may be placed in investments that do not produce profit or increase value. See “Use of Proceeds.”

Our employees, officers and/or directors will control a sizeable amount of our ordinary shares, limiting your influence on shareholder decisions.

Upon the conclusion of this offering, our employees, officers and/or directors will, in the aggregate, beneficially own approximately ______% of our outstanding shares. As a result, our employees, officers and directors will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering. See “Principal and Selling Stockholders.”

As the rights of stockholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our Amended and Restated Memorandum and Articles of Association, the British Virgin Islands Business Companies Act, 2004 (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority stockholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our shares may have more difficulty protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of material differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, in our case, our Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the Memorandum and Articles.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our ordinary shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements and we do not intend to file quarterly reports. We will not be required to disclose detailed individual executive compensation information and we do not intend to disclose detailed executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime and we do not intend to file Section 16 reports for officers and directors.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we do plan to disclose material information to all investors at this time. In addition, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the British Virgin Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

British Virgin Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares representing in aggregate not less than 30% of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. Although our Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders, any shareholder may submit a proposal to our board of directors for consideration of inclusion in a proxy statement. Advance notice of at least seven (7) calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than on 1/3 of the issued ordinary shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the ordinary shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present.

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

•        the timing of the development of future business;

•        projections of revenue, earnings, capital structure and other financial items;

•        statements regarding the capabilities of our business operations;

•        statements of expected future economic performance;

•        statements regarding competition in our market; and

•        assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

After deducting the estimated underwriting discounts and commissions and expenses of this offering payable by us, we expect net proceeds from this offering of approximately $_____ million, based on an assumed initial public offering price of $_____ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take a number of months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors — We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take a number of months.”

We intend to use the net proceeds of this offering as follows after we complete the remittance process:

•        approximately $7.0 million for the development of a new manufacturing facility;

•        approximately $3.0 million for research and development related to design of mobile shredding and mobile screening machines, robotic sorting technologies and pilot plant development; and

•        any balance for additional working capital.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein. Pending remitting the offering proceeds to China, we intend to invest our net proceeds in short-term, interest bearing, and investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our ordinary shares. It is possible that we may become a passive foreign investment company for U.S. federal income taxpayers, which could result in negative tax consequences to you. These consequences are discussed in more detail in “Tax Matters Applicable to U.S. Holders of Our Ordinary shares.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from Harden Machinery. Current Chinese regulations permit our China Operating Companies to pay dividends to Harden International only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Upon contribution to the statutory reserve using their after-tax profits, our China Operating Companies may further set aside a portion of their after-tax profits, although the amount to be set aside, if any, is determined at the discretion of its board of directors or the general meeting. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by Harden International are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the Chinese central government and governments of other countries or regions where the non-Chinese-resident enterprises are incorporated.

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

EXCHANGE RATE INFORMATION

Our business is conducted in China, and the financial records of the China Operating Companies are maintained in RMB, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income (loss). The consolidated balance sheet amounts, with the exception of equity at December 31, 2021 and 2020 were translated at RMB 6.3726 and RMB 6.5250 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and comprehensive income and cash flows for the years ended December 31, 2021 and 2020 were RMB 6.4508 and RMB 6.9042 to $1.00, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On August 1, 2022, the Forex exchange rate was RMB 6.7689 to $1.00. We do not currently engage in currency hedging transactions.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2021 on an actual basis and on a pro forma basis giving effect to the sale of _________ shares at an assumed initial public offering price of $_______ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and to reflect the application of the proceeds after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

	December 31, 2021
	Actual		As adjusted (over-allotment option not exercised)(1)	As adjusted (over-allotment option exercised in full)(1)
	$		$	$
Shareholders’ equity:
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding		$10,000	$	$
Additional paid-in capital		$167,705	$	$
Statuary reserves		$1,265,464	$	$
Retained earnings		$8,117,781	$	$
Accumulated other comprehensive income		$496,381	$	$
Total shareholders’ equity		$10,057,331	$	$
Non-controlling interest		$(33,408)	$	$
Total Equity		$10,023,923	$	$
Total capitalization		$22,844,145	$	$

____________

(1)      Reflects the sale of ordinary shares in this offering at an assumed initial public offering price of $_____ per share, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $_____ million.

A $1.00 increase (decrease) in the assumed initial public offering price of $_____ per ordinary share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $_____ million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, and estimated expenses payable by us.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the pro forma net tangible book value per common share after the offering. Dilution results from the fact that the per common share offering price is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value attributable to shareholders at December 31, 2021 was approximately $9.1 million or approximately $0.91 per common share. Net tangible book value per ordinary share as of December 31, 2021 represents the amount of total tangible assets less acquired intangible assets, total liabilities and non-controlling interest, divided by the number of ordinary shares outstanding.

Upon completion of this offering, our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2021, will be approximately $________ or $____ per common share. This would result in dilution to investors in this offering of approximately $______ per common share or approximately ______% from the assumed initial public offering price of $_____ per common share, the midpoint of the estimated price range set forth on the cover page of this prospectus. Net tangible book value per common share would increase to the benefit of present shareholders by $_____ per share attributable to the purchase of the ordinary shares by investors in this offering.

The following table sets forth the estimated net tangible book value per common share after the offering and the dilution to persons purchasing ordinary shares based on the foregoing offering assumptions.

Post- Offering(1)
Assumed offering price per ordinary share	$
Net tangible book value per ordinary share before the offering		$0.91
Increase per ordinary share attributable to payments by new investors	$
Pro forma net tangible book value per ordinary share after the offering	$
Dilution per ordinary share to new investors	$

____________

(1)      Assumes net proceeds of $_________ from offering of ordinary shares, calculated as follows: $__________ offering, less estimated underwriting discounts and commissions of $_______, offering expenses of $________, and a non-accountable expense allowance of $_________.

POST-OFFERING OWNERSHIP

The following table illustrates our pro forma proportionate ownership, upon completion of the offering, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The table reflects payment by present shareholders as of the date the consideration was received and by investors in this offering at the assumed initial public offering price of $______, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and offering expenses payable by us. The table further assumes no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased		Total Consideration			Average Price Per Share ($)
	Amount (#)	Percent (%)	Amount ($)		Percent (%)
Existing shareholders	10,000,000	100%		$10,000	100%		$.001
New investors		%	$		%	$
Total		100%			$100%	$

A $1.00 increase (or decrease) in the assumed initial public offering price of $_____ per share would increase (or decrease) total consideration paid by new investors by $_______ million, assuming that the number of shares offered by us on the cover page of this prospectus remains the same.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Harden Technologies Inc. (“Harden” or the “Company”) is a company that was established under the laws of the British Virgin Islands on April 8, 2021 as a holding company. The Company, through its subsidiaries, specializes in the manufacture of customized industrial recycling equipment. Mr. Jiawen Miao (“Mr. Miao”) is the chairman of the board, director and chief executive officer of the Company.

We are a waste management equipment manufacture in China. We offer a diversified line of waste management and recycling equipment that can be easily integrated into customers’ single processing facilities. We generate revenue from equipment sales contracts. For the years ended December 31, 2021 and 2020, our revenues were approximately $31.6 million and $21.9 million, respectively. For the years ended December 31, 2021 and 2020, we had net income of approximately $1.7 million and $2.4 million, respectively.

Reorganization

For the purpose of this offering and listing on the Nasdaq Capital market, a reorganization of our legal structure was completed on June 3, 2021. The reorganization involved the incorporation of the Company’s wholly-owned subsidiary — Harden International Limited (“Harden HK”) and Harden HK’s wholly-owned subsidiary — Harwell Technologies Ltd. (“WFOE”); and the transfer of all the shareholders’ equity interest in Harden Machinery Ltd. (“Harden Machinery”) to WFOE.

Since our businesses are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

Key Factors that Affect Operating Results

We currently derive a majority of revenue from our equipment sales contracts. We intend to continually enhance or complement our technologies in design, production and acquire new customers by increasing our market penetration with deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base affects our operating results.

As the waste management industry continues to expand, we expect that the number of our current and potential customers will also increase. We intend to maintain our existing customers and acquire new customers by continually making significant investments in research and development activities as well as sales marketing activities to increase our revenue and profit.

Our business of producing customized waste management equipment and industrial recycling equipment requires highly skilled professionals with specialized domain knowledge and technology expertise. Our ability to recruit, train, develop and retain our professionals with the skills and qualifications necessary to fulfill the needs of our existing and new customers has a significant effect on our operating results.

We intend maintain our organic growth while also pursuing strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position after this offering. Our ability to identify and execute strategic acquisitions and investments will have an effect on our operating results.

Recent Development

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. In the years ended December 31, 2021 and 2020, the COVID-19 pandemic did not have a material net impact on the Company’s financial positions and operating results. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

For the year ended December 31, 2021, our revenue reached approximately $31.6 million, an increase of approximately $9.7 million or 44% from approximately $21.9 million for the fiscal year ended December 31, 2020. The increase was mainly attributable to more customized industrial recycling equipment sold during the year ended December 31, 2021. For the year ended December 31, 2021, our net income was approximately $1.7 million, representing a decrease of approximately $0.7 million or 28% from approximately $2.4 million for the fiscal year ended December 31, 2020, primarily due to higher operating expenses and significant provision for doubtful accounts.

Results of Operations

For the years ended December 31, 2021 and 2020

The following table summarizes the results of our operations for the years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Years Ended December 31,		Change	% Change
	2021	2020
REVENUE:
Product sales	$30,369,041	$21,533,744	$8,835,297	41%
Warranty service	1,237,026	367,955	869,071	236%
Total revenue	31,606,067	21,901,699	9,704,368	44%

COST OF REVENUE:
Cost of sales	21,521,653	14,426,163	7,095,490	49%
Cost of warranty service	440,964	249,841	191,123	76%
Total cost of revenues	21,962,617	14,676,004	7,286,613	50%
GROSS PROFIT	9,643,450	7,225,695	2,417,755	33%

OPERATING EXPENSES:
Selling and marketing	3,704,183	2,673,873	1,030,310	39%
General and administrative	2,057,553	1,563,752	493,801	32%
Research and development	1,591,754	1,165,032	426,722	37%
Provision for doubtful accounts	828,761	28,876	799,885	2770%
Total operating expenses	8,182,251	5,431,533	2,750,718	51%

	For the Years Ended December 31,		Change	% Change
	2021	2020
OTHER INCOME (EXPENSE):
Interest income	14,498	7,314	7,184	98%
Interest expense	(45,650)	(14,981)	(30,669)	205%
Other income, net	344,003	916,857	(572,854)	(62)%
Total other income	312,851	909,190	(596,339)	(66)%
INCOME BEFORE INCOME TAXES	1,774,050	2,703,352	(929,302)	(34)%

PROVISION FOR INCOME TAXES	40,879	304,611	(263,732)	(87)%
NET INCOME	$1,733,171	$2,398,741	$(665,570)	(28)%

Revenues

	For the Years Ended December 31,		Change	% Change
	2021	2020
Equipment sales	$26,725,849	$18,986,319	$7,739,530	41%
Accessories and supplies sales	3,643,192	2,547,425	1,095,767	43%
Warranty service	1,237,026	367,955	869,071	236%
Total	$31,606,067	$21,901,699	$9,704,368	44%

For the year ended December 31, 2021, our total revenue was approximately $31.6 million as compared to approximately $21.9 million for the year ended December 31, 2020, representing an increase of approximately $9.7 million, or 44%. For fiscal 2021, revenue from our new customers accounted for approximately 84% of our total revenue.

Revenue from equipment sales increased by approximately $7.7 million, or 41% from approximately $19.0 million for the year ended December 31, 2020 to approximately $26.7 million for the year ended December 31, 2021. During fiscal year 2021, we sold 225 sets of equipment with an average price of $118,782, while in fiscal year 2020, we sold 254 sets of equipment with an average price of $74,749. The increase in average price was due to more customized equipment specifications required by our customers in fiscal year 2021. Revenue from our new customers accounted for approximately 88% of our equipment sales revenue in the fiscal 2021.

Revenue from accessories and supplies sales increased by approximately $1.1 million, or 43% from approximately $2.5 million for the year ended December 31, 2020 to approximately $3.6 million for the year ended December 31, 2021. Revenue from our new customers accounted for approximately 68% of our accessories and supplies sales revenue in fiscal year 2021. Accessories and supplies often need to be replaced based on usages. As we increase our customer base, we expect revenue from accessories and supplies to continue to increase.

Revenue from service-type warranties increased by $869,071 or approximately 236% from approximately $0.4 million in the year ended December 31, 2020 to approximately $1.2 million in the year ended December 31, 2021.

The Company’s equipment sale contracts are primarily on a fixed-price basis, which require the Company to deliver certain quantities of shredder equipment based on customers’ technical specifications. When a customer receives the equipment, customer acceptance is generally required. Included in the contract, the Company generally offers the customer the warranty period from 12 to 15 months in which the Company provides post-contract customer support when customer encounters any technical issues when operating the equipment. According to the general payment terms, 30% of the contract price is payable upon signing the contract, 50% of the contract price is payable upon equipment delivery, 5% to 15% of contract price is payable upon the customer’s acceptance of the delivery, and the remaining percentage of the contract price is payable when the post-contract customer support period ends, which typically ranges between 12 to15 months from the date which the customer receives the equipment. Revenues from service-type warranty amounted to $1,237,026 and $367,955 for the years ended December 31, 2021 and 2020, respectively.

Cost of Revenues

Cost of revenues mainly consist of material costs, labor costs, overhead expenses and travel expenses related to revenue contracts. Please refer to the cost of revenue portion of the table above for the dollar and percentage increase of our cost of revenues ended December 31, 2021 and 2020, respectively.

Cost of revenues increased by approximately $7.3 million, or 50% to approximately $22.0 million in the year ended December 31, 2021 from approximately $14.7 million in the year ended December 31, 2020, which was mainly attributable to increased raw materials, labor costs and overhead expenses related to processing increased sales orders. Among the cost of revenues, cost of sales orders increased by approximately $7.1 million, or 49% from approximately $14.4 million in the year ended December 31, 2020 to approximately $21.5 million in the year ended December 31, 2021, and cost of service-type warranty increased by $191,123 or approximately 76% from $249,841 in the year ended December 31, 2020 to $440,964 in the year ended December 31, 2021.

Gross profit

	For the Years Ended December 31,
	2021		2020
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Total gross profit	$9,643,450	31%	$7,225,695	33.0%

Gross profit increased by approximately $2.4 million or 33% from approximately $7.2 million in fiscal year 2020 to approximately $9.6 million for the year ended December 31, 2021. Gross margin as a percent of overall revenue for the year ended December 31, 2021 and 2020 was approximately 31% and 33.0%, respectively. The decrease in gross margin was primarily attributable to increased raw material prices, labor costs and overhead expenses.

Operating Expenses

	For the Years Ended December 31,
	2021	2020	Change	% Change
OPERATING EXPENSES:
Selling and marketing	$3,704,183	$2,673,873	$1,030,310	39%
General and administrative	2,057,553	1,563,752	493,801	32%
Research and development	1,591,754	1,165,032	426,722	37%
Provision for doubtful accounts	828,761	28,876	799,885	2770%
Total operating expenses	$8,182,251	$5,431,533	$2,750,718	51%

Operating expenses consist of selling and marketing, general and administrative, research and development, and provision for doubtful accounts. Operating expenses increased by approximately $2.8 million, or 51%, from approximately $5.4 million for the year ended December 31, 2020 to approximately $8.2 million for the year ended December 31, 2021. The increase in our operating expenses was primarily due to approximately a $1.0 million increase in selling and marketing and an increase of approximately $0.8 million in provision for doubtful accounts.

Selling and marketing primarily consisted of salary and compensation relating to our sales and marketing personnel, and also included entertainment, travel and transportation, and other expenses relating to our sales and marketing activities. Selling and marketing expenses increased by approximately $1.0 million, or 39%, from approximately $2.7 million for the year ended December 31, 2020 to approximately $3.7million for the year ended December 31, 2021 mainly due to increased salary and compensation, shipping and handling and post-sales service expenses.

General and administrative primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.5 million or 32% from approximately $1.6 million in the year ended December 31, 2020 to approximately $2.1 million in the year ended December 31, 2021 mainly due to increased professional consulting and legal fees related to this initial public offering and higher employee related expenses.

Research and development primarily consisted of compensation and benefits relating to our research and development personnel as well as office overhead and other expenses relating to our research and development activities. Our research and development expenses increased by approximately $0.4 million or 37% from approximately $1.2 million in the year ended December 31, 2020 to approximately $1.6 million in the year ended December 31, 2021, representing approximately 5.3% and 5.0% of our revenues for the year ended December 31, 2020 and 2021, respectively. We expect to continue to invest in research and development. We expect that our ability to effectively utilize our research and development capabilities significantly affect our results of operations in the future.

Provision for doubtful accounts increased by approximately $0.8 million or approximately 2770% from approximately $0.03 million in the year ended December 31, 2020 to approximately $0.8 million in the year ended December 31, 2021. Provision for doubtful accounts in the year ended December 31, 2021 was approximately $0.9 million, representing approximately 2.6% of our revenue, as compared to approximately $0.03 million in the year ended December 31, 2020, representing approximately 0.1% of revenue. The increase in bad debts was primarily due to an allowance of approximately $0.8 million for advances to suppliers that aged over one year. The allowance against the advance was associated with canceled contracts for purchase of medical mask production equipment.

Other Income.net

Other income primarily consists of government subsidy income, interest income, interest expense and net other income. Other income, net was approximately $0.3 million in the year ended December 31, 2021, representing a decrease of approximately $0.6 million, or approximately 66%, as compared to approximately $0.9 million in the year ended December 31, 2020. The decrease in other income, net was mainly due to decreased government subsidies and refund on “Value-Added Tax” in connection with the software integrated in the equipment sold to customers.

Provision for Income Taxes

Our provision for income taxes was $40,879 in the year ended December 31, 2021, decreased by approximately $0.3 million, or 87%, compared to approximately $0.3 million for the year ended December 31, 2020, primarily attributable to a 34% decrease in income before taxes and additional R&D expenses deduction for the year ended December 31, 2021. According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from tax income for the year 2021. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. However, Harden Machinery, the Company’s main operating subsidiary in PRC, obtained the “high-tech enterprise” tax status in 2015, which reduced its statutory income tax rate to 15%. The Company further renewed the “high-tech enterprise” tax status in 2021. The new certificate is valid until December 2024.

Net Income

As a result of the foregoing, net income decreased by approximately $0.7 million, or 28%, to approximately $1.7 million for the year ended December 31, 2021, from approximately $2.4 million for the year ended December 31, 2020.

Other comprehensive income

Foreign currency translation adjustments amounted to a gain of approximately $0.2 million and $0.6 million for the years ended December 31, 2021 and 2020, respectively. The balance sheet amounts with the exception of equity as of December 31, 2021 were translated at RMB 6.3726 to USD 1.00 as compared to RMB 6.5250 to USD 1.00 as of December 31, 2020. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the years ended December 31, 2021 and 2020 were RMB 6.4508 to USD 1.00 and RMB 6.9042 to USD 1.00, respectively.

Liquidity and Capital Resources

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2021, cash and restricted cash of approximately $3.1 million were fully held by the Company and its subsidiaries in mainland PRC.

The Company is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary in China. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by State Administration of Foreign Exchange (“SAFE”). Our subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiary in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2021, we had cash and restricted cash of approximately $3.1million. Our current assets were approximately $20.6 million, and our current liabilities were approximately $12.4 million, which resulted in a working capital of $8.2 million. Our operating cash inflow was approximately $0.8 million for the year ended December 31, 2021. We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers and contributions by shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of the issuance of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the years ended December 31, 2021 and 2020.

	For the Years Ended December 31,
	2021	2020
Net cash provided by (used in) operating activities	$819,947	$(1,618,583)
Net cash used in investing activities	(251,070)	(501,465)
Net cash provided by financing activities	101,267	441,640
Effect of exchange rate change on cash, cash equivalent and restricted cash	67,259	164,747
Net increase (decrease) in cash and restricted cash	$737,403	$(1,513,661)

Operating Activities

Net cash provided by operating activities was approximately $0.8 million for the year ended December 31, 2021, as compared to approximately $1.6 million used in operating activities for the year ended December 31, 2020. Cash provided by operating activities for the year ended December 31, 2021 mainly consisted of net income of approximately $1.7 million, noncash adjustments of approximately $0.8 million, a decrease of approximately $1.1 million in inventories, a decrease of approximately $0.4 million in advance to suppliers, an increase of approximately $0.5 million in accrued expenses and other liabilities, partially offset by a decrease of approximately $1.2 million in advance from customers, an increase of approximately $2.9 million in accounts receivable (including related parties) and notes receivable due to more sales in 2021.

Cash used in operating activities for the year ended December 31, 2020 mainly consisted of net income of approximately $2.4 million, noncash adjustments of approximately $0.1 million, an increase of approximately $1.2 million in accounts receivable due to more sales incurred in the second half of the year ended December 31, 2020, and an increase of approximately $3.0 million in inventories to fulfill the increased demand from customers, offset by more payments on prepayment and other assets and advances to suppliers of approximately $0.5 million and $0.8 million, respectively, to secure our suppliers and increased advances to our vendors.

Investing Activities

Net cash used in investing activities was approximately $0.3 million and $0.5 million for the years ended December 31, 2021 and 2020, respectively. Cash used in investing activities for the year ended December 31, 2021 was mainly due to approximately $0.2 million in purchase of equipment. Cash used in investing activities for the year ended December 31, 2020 was mainly due to approximately $0.5 million in purchase of equipment.

Financing Activities

Net cash provided by financing activities was approximately $0.1 million for the year ended December 31, 2021, mainly consisted of proceeds from related party of approximately $2.5 million offset by approximately $2.5 million payment for acquiring all equity interests of Harden Machinery from its existing shareholders. Net cash provided by financing activities for the year ended December 31, 2020 was approximately $0.4 million, mainly from proceeds from Long-term bank loan.

Capital Expenditures

The Company made capital expenditures of approximately $0.3 million and $0.5 million for the years ended December 31, 2021 and 2020, respectively. Our capital expenditures were mainly used for purchases of equipment, payments for construction in progress, and acquiring intangible assets. The Company will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

The Company had outstanding bank loans of approximately $423,630 as of December 31, 2021. The Company has also entered into non-cancellable operating lease agreements to rent factory and office spaces from Zhongshan Langhua Property Management Company. The lease agreements will expire on March 31, 2025.

The following table sets forth our contractual obligations and commercial commitments as of December, 31, 2021:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$1,163,368	$346,645	$724,640	$92,083	$—
Bank loan	423,630	47,070	376,560	—	—
Total	$1,586,998	$393,715	$1,101,200	$92,083	$—

The following table sets forth our contractual obligations and commercial commitments as of December, 31, 2020:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3– 5 Years	More than 5 Years
Operating lease arrangements	$829,768	$246,027	$374,941	$208,800	$—
Bank loan	459,900	—	459,900	—	—
Total	$1,289,668	$246,027	$834,841	$208,800	$—

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2021 and 2020 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Uses of estimates and assumptions

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to, the valuation of inventories, allowance for inventories obsolescence, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, allowance for doubtful accounts, revenue recognition and uncertain tax position, realization of deferred tax assets. The Company evaluates its estimates and assumptions on an ongoing basis and bases its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. As of December 31, 2021 and 2020, the allowance for doubtful accounts represented approximately 4% and 6% of gross account receivable balances, respectively. If the allowance estimates increase (or decrease) by 1%, the related provision for doubtful accounts could increase (decrease) by approximately $78,000 and $52,000 for the years ended December 31, 2021 and 2020, respectively. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over net realizable value of each item of inventories is recognized in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products.

Advances to Suppliers

Advance to suppliers consists of balances paid to suppliers for services and materials that have not been provided or received. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for individual advances based on the specific facts and circumstances.

Prepayments and other assets

Prepayment and other assets primarily consist of loans to third-parties, refundable tax credits and receivables, security deposits made to customers and advances to employees, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the balances to be impaired if the collectability of the balances becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2021 and 2020.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, advances to suppliers, prepayments and other current assets, accounts payable, advance from customers, accrued expenses, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long term bank loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Revenue recognition

The Company manufactures and distributes customized industrial recycling equipment. The Company has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 for the years ended December 31, 2021 and 2020.

The Company generates revenue primarily through the sale and delivery of promised goods or services to customers and recognizes revenue when control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services and is recorded net of value-added tax (“VAT”). Performance obligations typically include the delivery of promised products, such as customized industrial recycling equipment, sometimes, along with service-type warranties. The Company’s contracts with customer are primarily on a fixed-price basis and generally do not contain cancelable provisions. Upon delivery of the customized recycling equipment, customer acceptance is generally required.

The Company determines its performance obligations arise from (i) sales of customized industrial recycling equipment (“product component”) and (ii) provides warranty service, if applicable, as these deliverables are distinct in that customers can benefit from each service on its own and the Company’s promises to deliver the product or services are separately identifiable from each other in the contract.

The Company allocates the contract price to each distinct performance obligations using their relative standalone selling prices consistent with the guidance in ASC 606. The Company does not have observable standalone selling price information for the product component and service-type warranty component because it does not provide service-type warranty component on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Company. As a result, the estimation of standalone selling price involves significant judgment. The Company uses an expected cost plus margin approach to estimate the standalone selling prices of product component and service — type warranty component as the basis of revenue allocation. In estimating its standalone selling price for the product component and service-type warranty component, the Company considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Company’s services, and other market factors.

Revenue from sales of customized industrial recycling equipment is recognized when the products are delivered and accepted by customers, which is the point when title has transferred and risk of ownership has passed. Return allowances are determined by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns, and recorded as a refund liability included in accrued expenses and other liabilities.

Revenues from service-type warranty are recognized over warranty period ends and the consideration is collected.

Contract liabilities are reflected as advance from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfilment of performance obligations.

Research and development expenses

Research and development expenses include costs directly associated with the Company’s research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021 and 2020. As of December 31, 2021, the tax years ended December 31, 2015 through December 31, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2020, there were no dilutive shares.

Risks and Uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. For the years ended December 31, 2020 and 2021, the COVID-19 pandemic did not have a material net impact on the Company’s financial positions and operating results. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Consolidated Financial Statements.

CORPORATE HISTORY AND STRUCTURE

Our Corporate Structure

Structural Overview

We are a holding company incorporated in the British Virgin Islands that owns all of the outstanding capital stock of Harden International, our wholly-owned Hong Kong subsidiary. Harden International, in turn, owns all of the outstanding capital stock of WFOE, our operating subsidiary that is based in Zhongshan City, Guangdong Province, China.

We completed a reorganization of our company in June 2021 (the “Reorganization”). Pursuant to the Reorganization, our company formed Harden International, our company’s wholly-owned Hong Kong subsidiary and WFOE, a wholly-owned subsidiary of Harden International. On May 14, 2021, WFOE borrowed $2,467,433 in unsecured, non-interest bearing debt from Jiawen Miao, the chairman of the board, director and chief executive officer of Harden. WFOE further acquired all equity interests of Harden Machinery from its existing shareholders for cash consideration of $2,464,429. The cash consideration for the reorganization was fully paid by July 12, 2021.

Organization Structure and Purpose

Harden Technologies Inc (“Harden”) — We formed Harden Technologies Inc., our British Virgin Islands holding company, on April 8, 2021.

Harden International Limited (“Harden International”) — We formed Harden International, our wholly-owned Hong Kong subsidiary, on April 20, 2021. Harden International solely serves as a holding company for WFOE.

Harwell Technologies Ltd. (“WFOE”) — We formed WFOE, our principal operating company in China and wholly-owned subsidiary of Harden International, on May 13, 2021. WFOE solely serves as a holding company for Harden Machinery.

Harden Machinery Ltd. (“Harden Machinery”) — We formed Harden Machinery, our former operating company in China and wholly-owned subsidiary of WFOE on May 10, 2010. Its business scope includes the design and manufacture of customized industrial recycling equipment.

Dr. Shredder Technologies Ltd. (“Dr. Shredder”) — Dr. Shredder is a company incorporated on September 29, 2017 in China and is a 55% owned subsidiary of Harden Machinery. The remaining 45% of Dr. Shredder is owned by three former employees of Harden. Dr. Shredder is engaged in the manufacture and sale of small and medium-sized industrial shredders and data destruction shredders.

OUR BUSINESS

Overview

Harden is a waste management equipment and recycling equipment manufacturer in China, specializing in the manufacture of customized industrial shredders and material sorting machines and production lines. We were founded on May 10, 2010 by our chairman of the board, director and chief executive officer, Mr. Jiawen Miao. We are located in Zhongshan City in China’s Guangdong Province. We currently employ 251 people on a full time basis — 20 people in management positions; 34 in sales and marketing positions; 30 in research and development positions; 37 people in technical engineering positions; 28 in after-sale service positions and 102 in manufacturing and installation positions.

Industry and Market Background

According to Grand View Research, an international market research company, the global industrial recycling equipment market size was estimated at $852 million in 2019 and is anticipated to reach $1.3 billion by 2027, expanding at a CAGR of 5.8%. The Asia Pacific region’s market is forecast to exceed $450 million by 2025, with China as a major revenue earner.

We expect growing awareness pertaining to the economic and environmental benefits of recycled processed materials to significantly impact our market. In addition, we expect growing concerns over the increasing carbon footprint along with rising government efforts in numerous countries in order to promote recycling of material to create significant opportunities for manufacturers. Industrial recycling equipment plays a significant role in this process. Scrap materials including discarded electrical and electronic goods, automobile parts, paper, and construction materials, are collected from numerous sources for further processing. The industrial recycling equipment, including baler presses, granulators, shredders, and shears are then used to reduce the shape and size of the waste materials, which are further used for recycling.

Due to the increasing awareness towards the sustainable advantages and benefits of reusing and recycling waste materials, we believe the end-use utilization of recycled materials will further benefit the industry. We anticipate that recycled material such as steel, iron, plastic, rubber, and concrete in the industries including automotive, electrical and electronics, building and construction, and packaging will drive the market.

Description and Purpose of Types of Industrial Shredders

Industrial Shredders

An industrial shredder is a piece of heavy-duty equipment designed to shred dense and light materials to prepare them for recycling or for the destruction of unusable products. It is an environmentally friendly device that takes otherwise useless materials and transforms them into raw forms for remanufacturing or waste management. Industrial shredders vary from office equipment designed to destroy sensitive documents to huge commercial industrial shredders that prepare materials for disposal or recycling. In recent years, shredders have become an essential part of manufacturing and production as an asset to reduce the amount of waste dumped into landfills.

General Industrial Shredder Design

Single Shaft Shredder — Single shaft shredders are used for waste recycling and have one shaft with rotary blades, a hydraulic pusher plate, and a filtering screen underneath to filter materials to conform to the proper size. The single shaft rotates at a low revolutions per minute rate and shreds materials into small pieces. They are used when a consistent particle size is required and are ideal for shredding plastic materials.

Dual Shaft Shredder — Dual or double shaft shearing shredders utilize shearing blades mounted on two shafts that rotate into each other at slow speeds to shred large volume materials into small pieces. The low speed helps prevent the creation of dust during shredder operation. The main purpose of dual shaft shredders is to handle large quantities of bulk volumes of materials.

Triple Shaft Shredder — The three blades of a triple shaft shredder rotate at different speeds to provide a continuous flow of shredded material. The size selection for shredded materials is determined by the filtering screen that the material has to pass through when leaving the shredding chamber. If the material is not small enough, it is recirculated through the machine until it is the proper size to pass through the filtering screen.

Quad Shaft Shredder — A quad or four shaft shredder has four shearing rollers with four sets of shearing knife rollers with different cutting shapes. The process of a quad shaft shredder allows for pre-shredding and secondary shredding to happen simultaneously, which improves production efficiency. Quad or four shaft shredders are used to shred materials that need separation with uniform sized particles.

Grinder — Grinders shave, chip, and grind small pieces from large objects using abrasives or compression that flattens the material. Grinders break materials down to fragments. There are two styles of grinders: tub and horizontal. Tub grinders are top loading and are designed to grind wide materials. Horizontal grinders have a conveyor belt and do a smooth consistent grinding. Grinders are similar to dual shaft shredders with two rows of sharp steel cutters that slowly rotate to breakdown material.

Granulator — Granulators turn materials into flakes or granules, which can be sold as raw material for remanufacturing. They have an electric motor that turns a rotor that has cutting blades attached and enclosed in a chamber. They come in a wide variety of sizes and shapes. In the chamber, the blades on the rotor shred the material into reusable granules.

How Industrial Shredders Work

Operation of a Shredder — The operation of a shredder is a simple process, but the engineering principles behind the operation of a shredder are more complex. The basic elements of a shredder include a rotor, a counter blade or counter blades, housing, motor, feeding, power system, and a control system and can include grabbing.

Rotor — The rotor on a shredder has blade knives to shred scrap and waste.

Blades — Blades are at the heart of a shredder but must be chosen carefully to fit the material to be shredded since not all blades can be used on all materials. They are made of hardened alloyed steel and may be coated to add to their useful life.

Housing — The housing contains all of the components of the shredder and is made of heavy-duty metal.

Motor — The motor on a shredder operates at a slow speed to lessen its stress. The slow rotating speed and high torque allows the shredder to shred a variety of materials.

Power Systems — The two types of power systems are hydraulic and electric. Electric power systems are preferred since they take up less space and can process most materials. Hydraulic power systems are preferred for heavy duty processing and can handle overloads from batch feeding.

Feeding — Batch and meter feeding are the most common feeding methods. Batch feeding is designed to shred large quantities of material. Metered feeding is placing materials in the shredder at an even flow and normally employs some form of conveyor.

Grabbing — This is the process whereby the shredder takes the material and pulls it down into the cutting blades. Its function is determined by the size and shape of the cutter hook as well as the texture and weight of the material.

Control Systems — With the advancement of technology, modern shredders for industrial use utilize touch panel control systems that allow for in process adjustments to shredding eliminating the need to access the mechanism to make changes and adjustments.

The Shredding Process

Feeding — Material to be shredded is fed into the shredder. This can be accomplished with a hopper, where material is dropped in from the top or on a conveyor.

Grabbing — Cutting mechanisms grab the material and pull it through the rotating blades changing large whole materials into small pieces. As the material passes through the shredder, it is cut into shapes of various sizes depending on the material being shredded and the design of the shredder. For some materials, a secondary or granulator may be used to further reduce the size of particles.

Filtering Screen — Filtering or discharge screens are found on bulk shredders to screen materials and send oversized pieces back through the shredding blades to ensure that it reaches a specific size. Filtering screens are designed to fit the type of material and come in a wide variety of sizes. Shredder filtering screens align with the rotating cutter such that there is an interaction between the cutter and screen.

Collection — The process of collecting the shredded materials falls into several categories with a different method for each type of shredding device, shredded material, and ultimate use of the particulates. Some systems have a conveyor system that collects the material to be used as raw material for repurposing. Unlike the common paper shredder that has a trash can type container for shredded material to fall into, industrial shredding requires other steps to prepare material for recycling. In some systems, the shredded material passes through a granulator to convert it into smaller particles, pellets, or other types of raw material. Other processes may dump the material into a large bin or bale it. The purpose of the shredding process is to avoid dumping reusable material into a landfill and preparing it for remanufacturing or for waste management.

Materials that are Shredded

There is no limit as to the type of materials that can be shredded, which can include computers, disk drives, cars, aluminum cans, and outdated and unusable equipment. For each type of material, there is a specific shredder design that can precisely crush solid materials and prepare it for repurposing, reutilization, or waste management.

Plastic — Plastic production benefits the most from shredders and combines the shredding process with granulating to prepare shredded plastic materials for reprocessing. Plastic industrial shredders shred large plastic materials like car bumpers, pipes, and storage drums to reduce them for granulation. The shredders, moving at slow speed, break the large objects into smaller pieces that are collected, washed, treated, and then granulated for recycling.

Tires — Tire shredders prepare used tires for disposal or recycling. In order for tires to be repurposed or sent to waste management, they must meet the size requirements of the province or region where they are processed.

Metal — The purpose of a metal shredders are to squeeze large pieces of metal that are too large for waste management or transport and tear them into more usable pieces. Metal shredders come in various models depending on the metals that they process. Large models can have 10,000 horsepower motors and are capable of shredding trucks and automobiles.

Wood — Industrial wood shredders or chippers reduce pieces of wood to smaller refined chips, fragments, or sawdust as part of the process of recycling. The design of the blades of the shredder determines the size of wood that the shredder is capable of processing.

Biomass — Biomass is a source of renewable power and has become an important source for many countries since it contains large amounts of stored chemical energy. The purpose of a biomass shredder is to reduce the size of materials used by biomass boilers at power plants. Biomass shredders transform materials from farm and forestry products into the proper form. All biomass has different character traits requiring biomass shredders to be specifically designed for each type.

Textile — The unique construction of textile fibers presents a challenge for their shredding since they can be synthetic, artificial, or naturally woven as well as contain zippers, fasteners, buttons, and rubber. The textile shredders separate the various materials, removing and detaching them. Clothing, textiles, and other fabrics are shredded into filaments, square short single fibers, or debris in the form of flakes or powder. The shredded materials from a textile shredder are reused for insulation and padding.

Medical waste — Medical waste shredders are designed for processing of sterilized medical waste that may be toxic, unsafe, or hazardous. Empty glucose bottles, hose syringes, blood bags, scalpels, needles, gloves, and other medical equipment cannot be disposed of by burning since they emit hazardous gases. Medical waste shredding cuts medical equipment into unrecognizable pieces and makes it safe for proper disposal. The mechanism of a medical waste shredder involves the use of a fixed cutter with multiple shearing discs to destroy and reduce medical equipment into fragments.

Aluminum — Much like plastic shredding, aluminum shredding has become an important recycling industry. The process involves shredding aluminum items down to forms that are easier to handle for further processing. Prior to being shredded, aluminum goes through a process designed to remove contaminants. It is then sent through a set of magnetic separators to remove any ferrous metals. Once cleaned and separated, it is emptied into the shredder. Once it is shredded, it is melted and cast into aluminum blocks.

Glass bottles — Glass crushers are used to change glass bottles and products into a powder to be cleaned and molded into new products or hollow blocks. They can crush bottles of various sizes to significantly reduce the amount of waste for landfills. There are several benefits to crushing or shredding bottles into powder or reusable sizes. The process saves on waste, storage space, and provides material that can be remelted into new products.

Paper — Industrial paper shredders are able to destroy large volumes of confidential materials in bulk and shred over 500 sheets at once. They run continuously to feed a compactor that turns the shredded paper into bales. Unlike a home shredder, an industrial shredder needs a means of removing paper dust from the thousands of sheets it shreds each day.

Automobiles — Automobile shredders have become an essential part of the harvesting of scrap metal. The process for shredding a car begins with crushing it to reduce its volume. The common feeding method for automobile shredding is a hopper that is located above the shredding blades and cutting tools. To ensure that the shredder does not receive too much material at one time, a feeding device controls the movement of the car into the shredding blades. The result of the process is high density, uniform scrap that is later separated into plastic, rubber, carpet, and glass which will all be processed.

Cardboard — Cardboard shredders operate much like a paper shredder and transform uncontaminated cardboard into small sized pieces for further processing. Unlike paper shredders, certain cardboard shredders perforate cardboard for use as packing material.

Benefits of Shredding

As environmental concerns continue to grow and gain greater focus, more industries are gradually noticing the benefits of using shredders as a method of taking useless and out of date materials and converting them to raw materials for remanufacturing.

Financial — In highly competitive industries, companies search for opportunities to reduce costs and increase revenue. We believe that shredders provide a strategic advantage in these efforts. Even in this time of increased focus upon environmental sustainability efficiency, waste materials remain as a significant issue. By their nature, manufacturing processes produces waste materials. Industrial shredders can take waste materials from production and convert it into reusable raw material.

Recycling Costs — Concerns for carbon footprint, environmental impact, and waste management have encouraged governments to adopt regulations requiring companies to follow specific guidelines regarding waste materials. Added to these concerns is the rising cost of recycling. By using shredders, companies may develop their own recycling programs. Every item in an operation can be examined for possible recycling and repurposing.

New Source of Income — The utilization of shredders results in the creation of raw materials, which can be reused by the company that produces them or be marketed to other businesses. For example, the lumber and construction industries frequently combine shredded materials with resin to form wafer or particle boards. The uses for shredded plastic are seemingly endless from granulating into resin for the manufacture of new plastic products to being used as filler and insulation. With the advancements in industrial shredding equipment, the transformation of plastic into reusable raw materials has become more efficient and productive.

Reduced Development Costs — Shredders take otherwise useless waste materials and convert it into materials for landscaping, fill products, and lowering of building insulation costs. If a recycling company is employed to remove waste materials from a development project, the amount they charge is substantially lower when the waste has been processed into scrap. Development projects may install an on-site shredder as a part of the development plan.

Production Waste Recovery — All manufacturing processes produce waste materials as a by-product. Even with efficiency monitoring, streamlining of processes, and waste management, a considerable amount of waste material remains. This is especially true with molding, stamping, casting, and trimming, which are necessary parts of production. By installing a shredder granulator, a company can recover the loss and make use of the waste materials.

Environmental Factor — Companies today are focusing on ways to reduce their carbon footprint and environmental impact. With financial incentives offered by relevant governmental agencies and the benefits to the environment, companies are looking for solutions to their waste problems. Shredders are a practical and convenient means of repurposing materials that would otherwise end up in a landfill.

Landfills — Space for landfills is becoming sparser. Garbage collection companies and corporations are looking to shredding technology to reduce the amount of waste that has to be taken to the landfill. Shredded materials can be reused, repurposed, reutilized and remanufactured to be put to a useful purpose. These methods significantly reduce the number of waste materials that end up in a landfill. In addition, shredded materials take up less space in a landfill.

Natural resources preservation — By taking the metals that have been fabricated and processed and shredding them into usable pieces, companies can remove the need to use natural minerals for product production.

Emissions — Shredders help to reduce environmental emissions because old products can be shredded and repurposed instead of burned, which creates gases and emissions.

Public Relations — We believe that businesses that focus upon environmental protection and maintenance of natural resources are generally held in high regard by consumers. Shredders and the technology contained therein offer businesses the opportunity to fulfill a goal of being properly green and aligned with consumer attitudes.

Applications

Industrial shredders increase output and cut costs in many applications, including:

Biomass power plants and biomass production — Biomass is an organic energy source that can be anything from forestry to agricultural residues. It is an attractive fuel for operators of incineration facilities who are trying to reduce their overall carbon emissions. Industrial shredders are commonly used to improve the quality of biomass — to make the organic fuel consistent and optimal in size and shape for maximal energy production. For example, shredders are used in wood recycling to produce boiler fuel, animal bedding, mulch, and material for the production of particleboard or other composite materials such as wood/plastic decking. In today’s environmentally conscious world, a shredder can be used to expedite the composting process or to prepare wood and other biomass for conversion to alternative fuels including pellets, cellulosic ethanol, and other second-generation biofuels.

Refuse-derived fuel production — Waste is a potential source of energy for various manufacturing and processing plants. Refuse-derived fuel (“RDF”) is a solid fuel that can be combusted to generate energy. RDF is made from mixed waste, and it is a common energy source for example in Waste-to-Energy plants, gasification plants and cement kilns. Industrial shredders are often utilized in RDF production to reduce the mixed waste to a homogenous size and shape that improves combustion and maximizes the energy output from the waste fuel.

Waste-to-Energy plants — Waste-to-Energy plants (“WtE”) use waste materials as the main energy source. The waste fuel can be produced from almost any type of waste like bulky waste, municipal solid waste, commercial and industrial waste, wood, construction and demolition waste, biomass, or baled materials like straw or paper. In WtE plants, industrial shredders are used to reduce the mixed waste to an optimal grain size and to generate a consistent flow for maximized energy output by incineration.

Recycling centers and transfer stations — Like most materials, waste material is usually expensive to transport. By nature, residue, garbage and waste material are often awkwardly sized and heavy, which makes it difficult to pack them tightly. Bulky objects require more space and higher transportation costs. Due to this reason, recycling centers and transfer stations are often located as close as waste collection points as possible. Industrial shredders are often used in these facilities to reduce the collected waste to a homogenous and manageable size. Smaller-sized waste can then be transported in larger volumes to other locations which makes relocating easier and reduces transportation costs.

Mechanical Biological Treatment — A Mechanical Biological Treatment (“MBT”) facility processes waste material by combining sorting and biological treatment like digestion and composting. Three most common outputs of a MBT plant are recyclables (plastics and metals), materials used for land reclamation, and waste fuels (refuse-derived fuel). In MBT plants, waste shredders reduce the mixed waste to a homogenous and manageable size that is easier to sort, and assist with anaerobic digestion and compost. With the aid of shredding, both the mechanism and biological processes are more efficient, resulting in increased profitability.

Products

We produce customized industrial recycling equipment for customers and offer a diversified line of equipment that can be easily integrated into a customers’ waste management and material processing facility. Our line of equipment includes the following:

Single Shaft Shredder — Single shaft shredders are often referred to as grinders and efficiently shred large quantities of materials unattended. Our single shaft shredders are able to reduce a broad-range of materials to small consistent particles in a single pass. Single shaft shredders are common for materials such as plastics, paper, cardboard tubes, drink cartons, and any paperboard.

Dual Shaft Shredder — Our dual shaft industrial shredders have opposite rotating rotors that pull the material between the two rotors. In a dual-shaft shredder, the cutters or knives cut the material when it passes over the cutter and the opposing counter-knife. A dual shaft shredder creates homogenous material output. Dual shaft shredders are common for material that is tensile and therefore are prevalent for applications such as large bulky wood scrap, paper and documents, large plastic items and bulky municipal solid waste.

Quad Shaft Shredder — Quad shaft shredders can shred a wide-range of materials and produce a consistent small material. Quad shaft shredders are able to shred and recirculate material within the machine until it reduced to the proper to pass through a filtering screen. Quad shaft shredders generally operate at a slow speed with high torque. They are able to process tough materials such as metal, tires and carpet. In addition, they have the ability to process materials that are sometimes not suitable for screening materials such as film, textiles and sludges. Applications for quad shaft shredders include electronic scrap, tire recycling, alternative fuel production, and reduction of contaminated materials where uniform, small to medium particle size is desired.

Primary Shredder — Primary shredders allow for the reduction of tough materials and are made with a hydraulic transmission. They can be adjusted to different sizes to obtain the desired size of the shredded product. The field of use of primary shredders includes metals, tires, aluminum waste, copper, armored cables, industrial waste, and municipal solid waste.

Mobile Shredder — Mobile shredders are equipped with the same shredding units as stationary shredders. However, different mobile shredder models are built either on crawlers or a trailer, which makes them easy to move at a production site or transport between sites when needed.

Granulators — Granulators turn materials into flakes or granules, which can be sold as raw material for remanufacturing. They have an electric motor that turns a rotor that has cutting blades attached and enclosed in a chamber. They come in a wide variety of sizes and shapes. In the chamber, the blades on the rotor shred the material into reusable granule.

Disk Screens — Disk screens are used to separate waste according to piece size.

Air Separators — Air separators employ blowers and other mechanisms to separate lighter fractions of recyclable material.

Our Competitive Strengths

Focus on technology and research and development.    We are committed to researching and developing new products to meet our customer needs. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. We have developed key techniques and skills in the production of various types of industrial recycling equipment. We believe we employ a strong research and development team. We own 93 patents that we utilize in the production of our products, and we are committed to researching and developing new construction materials, and to the design and manufacturing of the equipment used to produce these materials. In addition, we have applied for an additional 36 patents that are pending approval.

Ability to Grow Our Brand Awareness.    Our brand name and image are integral to the growth of our business and to the implementation of our strategies for expanding our business. We believe that the Harden brand is a well-known, respected brand in our industry. We believe our brand sets us apart from our competitors, and is essential to our ability to engage and to stay connected with prospective and existing customers as they discover, evaluate, and purchase our suite of products and services. The continued customer engagement helps to inform and accelerate our culture of innovation and improves how we execute our vision of becoming a leading industrial recycling equipment manufacturer in China. In these ways, our brand directly contributes to and drives our growth. We believe that as brand awareness grows and deepens, we will continue to strengthen our ability to create and capture value across the industrial recycling equipment industry, enhancing our competitive advantages in a category that we believe no other single company understands better. We believe the consistency and quality of our messaging has helped us build our brand into a well-known name and create a large consumer following. We believe our brand strength will enable us to continue to expand across both markets and products, allowing us to access the market in greater depth.

Strong Cash Flow Management.    We believe that our cash flow management, driven by our low accounts receivable balance as compared to our competitors, allows us to compete effectively in a rapidly changing and increasingly complex PRC market, and withstand economic downturns in the industrial recycling equipment industry. We believe we can continue to maintain a low accounts receivable balance while the demand for our equipment remains high due to our proactive invoicing and collection efforts.

Effective quality control.    The consistent quality of our products and manufacturing equipment is achievable only through effective management in all aspects of our operations, from purchasing to production and sales. In every step, we have fully trained, experienced and skilled employees that are working in concert to ensure the quality of our industrial recycling equipment. In addition, we have a trained management staff who have adopted our corporate culture and understand our business strategy.

Experienced Management Team and Personnel with a Demonstrated Track Record.    Our management team, led by our chairman of the board, director and chief executive officer, Mr. Jiawen Miao, has extensive industry experience and a demonstrated track record of managing costs, adapting to changing market conditions, and developing new products. In addition, Mr. Miao has a vast network and understanding of the market. Our workforce is highly skilled with specialized training, designed to address complex and individualized client issues.

Pricing strategy.    We strive to provide our customers with the best value proposition by offering our industrial recycling equipment at competitive prices on our platform. We use our industry knowledge and research of our competitors’ prices to identify the market prices for each product in on our platform. Accordingly, we provide competitive prices for our products, based on our own market research. In addition, we believe our competitive prices naturally fosters a competitive environment that benefits our customers and helps us maintain a loyal customer base.

Our Strategies

We intend to increase our revenue and market share by expanding our business network internationally.     We intend to increase our revenue and market share by expanding our business network to other provinces and internationally. We started with our facility in Guangdong, China. Currently, the majority of our customers are located in China. We intend to expand our business to customers located in Europe and the United States. In order to expand our international market, we plan to participate in targeted international marketing events, such as seminars, workshops, and trade shows, where we can meet potential customers, promote our products and deepen our network to further expand our sales. In addition, we will evaluate adding regional distributors in order to reach international customers.

Pursue Strategic Acquisitions.    We intend to continue to pursue expansion opportunities in existing and new markets, as well as in core and adjacent categories through strategic acquisitions. We intend to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities and increase our market penetration. We believe our strategic acquisition and investment strategy will be critical for us to accelerate our growth and strengthen our competitive position.

Market Opportunity.    China’s 14th Five Year Plan (2021-2025) promotes the reduction on the reliance on foreign technology and dependence on imported resources, and to increase industrial modernization and technological innovation. This demonstrates a clear focus on charting a sustainable course for the economy in the long-term. The 14th Five Year Plan offers opportunities for the private sector to support China’s goals of becoming more self-sustainable and less dependent upon imported resourced. Presently, we are able to capitalize on these opportunities by assisting in the recycling and reuse of materials along with lowering waste disposal fees through the use of our shredder equipment.

Continue to develop new products.    We are committed to researching and developing new products according to market trends. We believe scientific and technological innovations will help the Company achieve its long-term strategic objectives.

Target the solid waste management and recycling industry market.    According to IBISWorld, an international market research company, the solid waste recycling industry in China has developed rapidly over the past five years and industry revenue is expected to increase at an annualized 9.6% over the five years through 2022, to $25.2 billion. In addition to the China market, the global waste management market is also growing at a rapid rate in both developed and developing countries. According to Allied Market Research, a market research company based in the US, global waste management market is expected to grow from approximately $1.6 trillion in 2020 to approximately $2.5 trillion by 2030, growing at a CAGR of 3.4%. As a result of such growth, Allied Market Research also determined that the global waste management equipment market, in which we compete, will increase from $45.75 billion in 2019 to $55.63 billion by 2027, growing at a CAGR of 4.1%.

Sales and Marketing

We rely on our established relationships with our existing customers, customer referrals and our reputation in the industrial shredder industry to expand our business. We work closely with system integrators and general contractors in the environmental industry to generate recommendations of our equipment to end users. Aside from obtaining new customers through referrals, we also seek new customers by directly marketing our industrial shredder equipment to them and by attending and participating in environmental trade shows and material recycling trade shows. We believe that this is a proven method to attract new customers and build our brand awareness in the industry as it allows existing and potential customers to learn more about our business, equipment and strengths through direct communication. Our direct marketing efforts, whether through attendance at trade fairs, attendance at trade shows or face-to-face meetings, also give us an opportunity to learn more about our competitors. We also seek to develop strategic partnerships with provincial and local governmental agencies to drive sales by leveraging their strengths, including knowledge of our targeted customer base, influence in provincial and local markets, and extensive government and industry resources.

We have an experienced sales team with approximately 34 employees, many of whom possess several years of sales experience. Currently, our sales are primarily derived from developed regions in China in the southeastern costal area and central inland China. We intend to expand into more diverse regions of China in an effort to increase our market share. We also intend to continue building our internal salesforce. In addition to the efforts of our sales team, for international sales and smaller sales within China, we may utilize the services of independent sales agencies to take advantage of their local knowledge and to streamline the sales process. We do not, however, expect sales from such independent local sales agencies to constitute a significant portion of our sales.

Our Customers

In the fiscal year 2021, Harden supplied its products to an aggregate of 212 customers. Among them, 148 customers belong to industrial waste industry (industrial hazardous waste, medical waste and factory dumped waste), accounting for approximately 69.8% of our total customers. 47 customers belong to municipal waste industry (domestic garbage, restaurant waste, bulky waste, organic waste, etc.), accounting for approximately 22.2% of our total customers. The remaining 17 customers are engaged in other solid waste disposal industries, such as used document media, agricultural waste and forestry waste, accounting for approximately 8.0% of our total customers. In the past two years, our biggest customer was Shanghai ChanZhou Environmental Engineering Co., Ltd. (“ChanZhou”), a privately held company. ChanZhou accounted for approximately 3.9% and 11.3% of our total revenues for the year ended December 31, 2021 and 2020. ChanZhou is a professional engineering company that focuses its business on solid waste recycling.

Research and Development

We invest significant resources in research and development — not only to support our existing business and enhance our service and product offerings — but also to incubate new technological breakthroughs and business initiatives. As of the date of this prospectus, our research and development team consisted of 30 employees, which accounted for approximately 12% of our total employees. We have invested significant resources to maintain our technological advantages and intend to continue to extensively invest in our research and development capabilities. For the year ended December 31, 2021 and 2020, our research and development expenses amounted to approximately $1.6 and $1.2 million, respectively.

Competition

We face significant competition in the industrial shredder manufacturing market and have both domestic and international competitors. Our domestic competitors include, but are not limited to, SID Machinery (Beijing) Co., Ltd, Genox Recycling Tech Co., Ltd., Huanchang Technology, Zerma Machinery & Recycling Technology, and 3E Machinery have different strengths and specialties, such as focusing on plastic recycling or the biomass industry. We believe our competitive strength in the domestic market is our ability to maintain a low accounts receivable balance, and in turn strong cash flow from operations. In addition, we believe we produce quality machinery at a competitive price point, whereas many smaller manufactures produce lower priced shredders that are of lower quality.

In the international market, our main competition is European equipment manufacturers. Competitors in Europe include Vecoplan AG (Germany), Untha Shredding Technology GmbH (Austria), Metso Denmark A/S (Denmark), Linder Recyclingtech GmbH (Austria) and WEIMA Maschinenbau GmbH (Germany). We believe our competitive strength against these European companies is the lower cost of our equipment — equipment that, despite its lower cost, continues to meet high technical standards. We seek to obtain a local partner in Europe to further increase our market penetration. North America also contains many well-known brands, including, but not limited to SSI Shredding Systems, Inc. (United States) and Shred-tech (Canada). We believe that our disadvantage is that North American companies possess the ability to provide streamlined customer service to customers located in the United States. We, however, have not entered the United States market at this time. Many Canadian companies import machinery from Europe, so we will compete with European companies for business in Canada to the extent we enter that market.

The principal competitive factors in our markets include:

•        product functionalities, quality and performance;

•        pricing;

•        reputation in the market;

•        ability to introduce new machinery to the market in a timely manner; and

•        ability to address unique client needs.

Intellectual Property Rights

We do not believe that our business, as a whole, is dependent on, or that its profitability would be materially affected by the revocation, termination, expiration or infringement upon any particular patent. However, we protect our business interests and ensure our unique corporate culture and design. We use a combination of trade secret, copyright, trademark, patent and other rights to protect our intellectual property and our brand. We have completed the registration of 93 patents with the Chinese government. Patents in China are principally protected under the Patent Law of China. The duration of patent rights for an invention is 20 years, the duration of patent rights for a utility model is 10 years and the duration of patent rights for a design is 15 years, commencing from the filing date. Our patents will expire at various dates between March 29, 2023 and February 27, 2039.

We have completed the registration of seven trademarks, with the Trademark Office of the State Administration for Industry and Commerce of the PRC. Our trademarks will expire at various dates between April 27, 2028 and February 2, 2031. These trademarks are renewable.

We have completed registration with the National Copyright Administration of the PRC for three copyrights, which are for computer software related to our business. Our copyright will expire at various dates between December 31, 2068 and December 31, 2070.

Facility

We lease approximately 97,680 square feet located at Xingda Street, Torch Development Zone, Zhongshan City, Guangdong Province, 528400. Our lease expires on March 31, 2025. On August 28, 2021, we signed a new lease agreement of approximately 20,900 square feet for additional factory space for the period from September 1, 2021 to March 31, 2025. The rent is approximately $3,151 per month. We believe our current facilities are adequate for our current needs, and we do not believe we will encounter any difficulty in extending the terms of the lease.

Employees

We currently employ 251 people on a full time basis: 20 people in management positions; 34 in sales and marketing positions; 30 in research and development positions; 37 people in technical engineering positions; 28 in after-sale service positions and 102 in manufacturing and installation positions. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

COVID-19 Update

In December 2019, a novel strain of coronavirus, or COVID-19, surfaced and spread rapidly over the globe, including China and the United States. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of our revenue is concentrated in China. Consequently, the COVID-19 pandemic has materially and adversely affected our business operations, financial condition and operating results for the year ended December 31, 2021 and may adversely affect the result of operations for the first half of 2022 and/or the full year 2022. Current and potential impacts include, but are not limited to, the following:

•        We temporarily closed our offices and implemented a work-from-home policy beginning in early 2020, as required by relevant PRC regulatory authorities. We subsequently reopened our offices;

•        Our customers could potentially be negatively impacted by COVID-19, which may reduce their budgets for customer services in 2022 and beyond; and

•        The situation may worsen if the COVID-19 pandemic continues. We have not yet experienced significant late payments from our customers, but we may if the situation worsens. We will continue to closely monitor our payment collections throughout 2022 and beyond.

For a detailed description of the risks associated with COVID-19, see “Risk Factors — The novel coronavirus could have a material adverse impact upon our business, results of operations, financial condition, cash flows or liquidity.”

Legal Proceedings

We are not currently a party to any legal proceedings that in the opinion of our management would have a material adverse effect on our business. However, from time to time we may become involved in legal proceedings or may be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows.

REGULATIONS

We are engaged in the design and manufacture of customized industrial recycling equipment and the manufacture and sale of small and medium-sized industrial shredders and data destruction shredders in the PRC. The following sets forth a summary, which do not purport to be complete, of the relevant PRC laws, regulations and government policies that are applicable to our business operations in the PRC.

Regulations on Tax

See “Taxation — People’s Republic of China Taxation.”

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange.    The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, which was promulgated by the State Council on January 29, 1996, became effective on April 1, 1996 and last amended on August 1, 2008 (which became effective on August 5, 2008), and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment, which was promulgated by the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained.

Circular 21.    In 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, or Circular 21, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

Circular 13.    On June 1, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment Foreign Exchange Administration Policies, or Circular 13, which delegated the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

Circular 19 & Circular 16.    On March 30, 2015, SAFE issued the Circular Concerning the Reform of the Administration of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which was implemented on June 1, 2015. Circular 19 regulates the conversion of foreign currency capital funds into RMB by a foreign-invested enterprise, and limits how the converted RMB may be used.

Furthermore, SAFE promulgated a circular on June 9, 2016, Circular on Reforming and Regulating Policies on the Administration over Foreign Exchange Settlement under Capital Accounts, or Circular 16, which further revises several clauses in Circular 19. Both Circular 19 and Circular 16 regulate that foreign exchange incomes of a domestic enterprise under their capital account shall not be used in the ways stated below:

•        For expenditures that are forbidden by relevant laws and regulations, or for purposes which are not included in the business scope approved by relevant government authority;

•        For direct or indirect equity investments within China, or for any other kinds of investments except principal-guaranteed wealth-management products, unless otherwise prescribed by other laws and regulations;

•        For issuing RMB entrusted loans directly or indirectly (except those included in the business scope), or for repaying inter-enterprise loans, or for repaying bank loans which has been refinanced to third parties;

•        For issuing RMB loans to non-affiliated enterprises, unless expressly permitted in the business scope;

•        For purchasing or constructing real estate which is not for personal use, in addition to those real estate enterprises.

In addition, SAFE supervises the flow and use of those RMB capital converted from foreign currency capital funds of a foreign-invested company by further focusing on ex post facto supervisions and violations, and the use the net proceeds from this offering to invest in or acquire any other Chinese companies in China is subject to the provisions under both Circular 19 and Circular 16.

Circular 3.    On January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or Circular 3, which stipulated several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment or the SAFE Circular 28, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is newly promulgated, it is unclear how the SAFE and competent banks will carry it out in practice.

According to the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business or the SAFE Circular 8 promulgated and effective on April 10, 2020 by the SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Dividend Distribution.    The principal regulations governing the distribution of dividends by foreign holding companies include the Company Law of the PRC (2018 Revision), under which wholly foreign-owned investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends, and a wholly foreign-owned enterprise is not permitted to distribute any profits until losses from prior fiscal years have been offset.

Circular 37 & Circular 13.    On July 4, 2014, SAFE issued Notice on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents Engaging in Overseas Financing and Investing through Round-Trip Investment via Special Purpose Companies, or Circular 37, which became effective as of July 4, 2014. On February 13, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment Foreign Exchange Administration Policies, or Circular 13, which delegated the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

According to Circular 37 and Circular 13, Chinese residents shall apply to the local SAFE branch or a qualified bank for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. Following the initial registration, an amendment to registration or filing with the local SAFE branch or the qualified bank by such Chinese resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, Chinese residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Failure to comply with the registration procedures set forth in the Circular 37 and Circular 13 or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of our PRC subsidiaries, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject our beneficial owners who are PRC residents and our PRC subsidiaries to penalties under PRC foreign exchange administration regulations. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 (approximately $47,000) for an organization or up to RMB 50,000 (approximately $7,800) for an individual; and if any capital outflow, inflow or exchange settlement has occurred in this circumstances, a fine of not more than 30% of the illegal amount or a fine ranging from 30% of the illegal amount to the equivalent value (where the case is serious) may be imposed.

In addition, based on the Circular 13 and other laws and regulations relating to foreign exchange, if we setting up a new foreign-invested enterprise in the PRC in the future, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing or reporting with competent authorities.

Chinese residents who control our Company are required to register with SAFE in connection with their investments in us. As of the date of this prospectus, all of our beneficial owners who are PRC individuals have completed their initial registration in accordance with Circular 37 and Circular 13.

New M&A Regulations and Overseas Listings

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies and controlled directly or indirectly by Chinese companies or individuals should obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process.

However, the application of the New M&A Rule remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope and applicability of the CSRC approval requirement. Our Chinese counsel, King & Wood Mallesons, has given us the following advice, based on their understanding of current Chinese laws and regulations:

•        The WFOE was established by means of direct investment and not through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the New M&A Rule, and at the time of our equity interest acquisition, Harden was a foreign-invested enterprise rather than a “PRC domestic company” before it was acquired by the WFOE; and

•        In spite of the lack of clarity on this issue, the CSRC currently has not issued any definitive rule or interpretation regarding whether offerings like the one contemplated by this prospectus are subject to the New M&A Rule.

In addition, on December 24, 2021, the CSRC issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Administrative Measures for the Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Measures”).

The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”), after the Administration Provisions and Measures are implemented upon completion of public consultation and due legislative procedures, the CSRC will formulate and issue guidance for filing procedures to further specify the details of filing administration and ensure that market entities could refer to clear guidelines for filing, which means it will still take time to put the Administration Provisions and Measures into effect. As the Administration Provisions and Measures have not yet come into effect, the Company is currently unaffected by them.

However, according to CSRC Answers, only new initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process; other existing overseas listed companies will be allowed a sufficient transition period to complete their filing procedure, which means the Company will certainly go through the filing process in the future, perhaps because of refinancing, or after being given a sufficient transition period to complete the filing procedure as an existing overseas listed Chinese company.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their Chinese Subsidiaries

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment or the Encouraging Catalog, and the Special Management Measures (Negative List) for the Access of Foreign Investment or the Negative List, which were promulgated and are amended from time to time by the Ministry of Commerce of the PRC or the MOFCOM and the NDRC. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in the PRC, classifying businesses into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalog and the Negative List are generally deemed as falling into a fourth category “permitted”. The NDRC and MOFCOM promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 Version) or the 2020 Encouraging Catalog, on December 27, 2020, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), on December 27, 2021, to replace the previous encouraging catalog and negative list thereunder. According to the 2020 Encouraging Catalog, the manufacturing of solid waste treatment and disposal equipment fall into the “encouraged” category.

On March 15, 2019, the NPC promulgated the Foreign Investment Law of the PRC, which has come into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in the PRC, namely, the PRC Equity Joint Venture Law, the Wholly Foreign-Owned Enterprise Law and the PRC Cooperative Joint Venture

Law. Its implementation of regulations promulgated by the State Council in December 2019 also came into effect on January 1, 2020. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. In addition, a foreign investment information reporting system shall be established and foreign investors or foreign-funded enterprises shall submit the investment information to competent departments for commerce through the enterprise registration system and the enterprise credit information publicity system.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the PRC Equity Joint Venture Law, the Wholly Foreign-Owned Enterprise Law and the PRC Cooperative Joint Venture Law may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

On December 26, 2019, the State Council promulgated the Implementation Rules to the PRC Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

Under the Foreign Investment Law of the PRC, foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system.

Regulations relating to Foreign Debt

Former Foreign Debt Mechanism

Loans made by foreign investors as shareholders in foreign invested enterprises established in China are considered to be foreign debts and are mainly regulated by the Administrative Regulations of the PRC on Foreign Exchange, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Pursuant to these regulations and rules, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE, but such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Under these regulations and rules, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

PBOC Circular 9 Foreign Debt Mechanism

The Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Circular 9 issued by the PBOC on January 12, 2017, provides another foreign debt administration mechanism (the “PBOC Circular 9 Foreign Debt Mechanism”). According to the PBOC Circular 9, enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. According to the PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = ∑ outstanding amount of RMB and foreign currency denominated cross- border financing x maturity risk conversion factor x type risk conversion factor + ∑ outstanding foreign currency denominated cross-border financing x exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long- term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing

(contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Circular 9 further provides that the upper limit of risk- weighted outstanding cross-border financing for enterprises shall be its net assets x the leverage rate of cross-border financing x the macro-prudential adjustment parameters, or Net Asset Limits. The leverage rate of cross-border financing for enterprise is 2, and the macro-prudential adjustment parameters is 1. The People’s Bank of China, or PBOC, may adjust the leverage rate for cross-border financing and the macro-prudential adjustment parameters as it deems appropriate. The PBOC adjusted the macro-prudential adjustment parameters up to 1.25 in March 2020 and down to 1 in January 2021. Enterprises shall file with SAFE in its capital item information system after entering into a cross-border financing agreement, but no later than three business days before making a withdrawal. PBOC Circular 9 provides that within a transition period of one year from January 12, 2017, the foreign invested enterprises may choose to adopt either Former Foreign Debt Mechanism or the PBOC Circular 9 Foreign Debt Mechanism, at their own discretion.

Based on the foregoing, if we provide funding to our wholly foreign owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Former Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the PBOC Circular 9 Foreign Debt Mechanism applies. Under the PBOC Notice Circular 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Circular 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Moreover, according to the Notice on Pushing Forth Administrative Reform for Filing and Registration for Issuance of Foreign Debt by Enterprises issued by the NDRC on September 14, 2015, any foreign debt provided by foreign entities to PRC entities with a term of more than 1 year must be filed and registered with the NDRC.

Regulations Relating to Equipment Manufacturing Industry

In accordance with the Circular Economy Promotion Law of the PRC, promulgated by the SCNPC on August 29, 2008 and recently amended on October 26, 2018, the State Council and the people’s governments of provinces, districts and municipalities shall set up funds designated for promoting circular economy to support the scientific and technical research and development regarding circular economy, demonstration and promotion of technologies and products regarding circular economy, the implement of major circular economy projects, development of information service for circular economy. The State shall give tax preferences for industrial activities conductive to promoting circular economy such as reduction, recycling and recovery activities conducted in the process of production, circulation and consumption.

In accordance with the Outline of the 13th Five-Year Plan for the National Economic and Social Development of the PRC, which was promulgated by the NPC on March 16, 2016, the State shall encourage the development of professional services in respect of technological consultancy, system design, equipment manufacturing, engineering construction and operation management for energy conservation and environmental protection, enhance the capability of manufacturing energy conservation and environmental protection engineering technologies and equipment, and research and develop, demonstrate and promote a batch of advanced technical equipment for energy conservation and environmental protection.

Pursuant to Guiding Opinions of the Ministry of Industry and Information Technology (“MIIT”) on Accelerating the Development of the Environmental Equipment Manufacturing Industry promulgated on October 17, 2017, the State will promote the continuous optimization of industrial structure, support a batch of standard enterprises with exemplary and leading effects in nine key fields including solid waste treatment and disposal equipment, cultivate ten leading enterprises with a scale of ten billion yuan, build thousands of “specialized, refined, unique and innovative” small and medium-sized enterprises, and form several industrial clusters with strong driving effects and distinctive characteristics. The State shall actively promote financial products such as green credit, green bonds, financial leasing, intellectual property rights pledge loans and credit insurance policy pledge loans to increase support for the manufacturing of environmental protection equipment, and encourage social capital to set up industrial funds to invest in the environmental protection equipment manufacturing industry.

Regulations Relating to Work Safety

Pursuant to the Work Safety Law of the PRC, which was promulgated by the SCNPC on June 29, 2002, implemented on November 1, 2002, and revised on August 27, 2009, August 31, 2014 and June 10, 2021, entities engaging in production shall implement the national or industry standards for safeguarding work safety developed according to the law and shall satisfy with conditions for production safety required by relevant laws, administrative regulations and national or industry standards. Entities that fail to satisfy those conditions shall not engage in production and business operation activities. In addition, the entities are required to offer education and training programs to the employees regarding production safety, and provide labor protection articles that meet the national standards or industrial standards to the employees, supervise and educate them to wear or use these articles according to the prescribed rules.

Regulations Relating to Product Quality

The Product Quality Law of the PRC, which was promulgated by the SCNPC on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury or damage of property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

Regulations Relating to Import and Export Goods

Pursuant to the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and most recently amended on November 7, 2016, and Measures for the Archival Filing and Registration of Foreign Trade Business Operators which was promulgated by the MOFCOM on June 25, 2004 and revised on May 10, 2021, the PRC adopted a filing and registration system for foreign trade operators engaged in imports and exports of goods, implemented by the MOFCOM or its entrusted agencies. Foreign trade operators that have not filed for registration in accordance with the provisions will be declined by the Customs to carry out the customs clearance and inspection procedures for import and export of goods.

Pursuant to the Customs Law of the PRC promulgated by the SCNPC on January 22, 1987 and most recently amended on April 29, 2021 and related regulations, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted Customs brokers that have been put on record at the Customs. The consignees and consignors for import or export goods and the Customs brokers engaged in Customs declaration shall file record with the Customs in accordance with the law. Principal regulations on the inspection of import and export commodities are set forth in the Law of the PRC on Import and Export Commodity Inspection promulgated by the SCNPC on February 21, 1989 and most recently amended on April 29, 2021 and its implementation rules. According to the aforesaid relevant laws and regulations, the import and export commodities that are subject to compulsory inspection listed in the catalogue compiled by the State administration shall be inspected by the commodity inspection authorities established according to the laws, and the import and export commodities that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors themselves or its entrusted agent may apply for inspection to the commodity inspection authorities.

Regulations Relating to Environmental Protection

Enterprises conducting manufacturing activities in China are subject to provisions under PRC environmental laws and regulations on noise, wastewater, air emission and other industrial waste. The major governing environmental laws and regulations consist of the Environmental Protection Law of the PRC, which was most recently amended on April 24, 2014 and became effective on January 1, 2015, the Law of the PRC on the Prevention and Control of Water Pollution, which was most recently amended on June 27, 2017 and became effective on January 1, 2018, the Law of the PRC on the Prevention and Control of Air Pollution, which was most recently amended and became effective on 26 October 2018, the Law of PRC on the Prevention and Control of Solid Waste Pollution, which was most recently amended on April 29, 2020 and became effective on September 1, 2020, and the Law of the PRC on the Prevention and Control of Noise Pollution, which was most recently amended and became effective on June 5, 2022 and relevant implementation rules (collectively “the Environmental Laws”). Pursuant to the Environmental Laws, PRC enterprises shall build requisite environmental treatment facilities affiliating to the manufacturing facilities, where waste air, wastewater and waste solids generated can be treated properly in accordance with the relevant provisions.

Pursuant to the Law of the PRC on Evaluation of Environment Effects, which was promulgated on October 28, 2002 and amended on July 2, 2016 and on December 29, 2018, Administrative Regulations on Environmental Protection for Construction Projects, which was promulgated on November 29, 1998 and amended on July 16, 2017 and became effective on October 1, 2017, and the Interim Measures for the Acceptance Inspections of Environment Protection Facilities of Construction Projects, which was promulgated by the Ministry of Environmental Protection of the PRC on November 20, 2017, enterprises that are planning construction projects should provide assessment reports, statement or registration form on the environmental impact of such projects. The assessment reports and statements must be approved by the competent environmental protection authorities prior to commencement of any construction work, while the registration forms shall be filed to them. Unless otherwise stipulated by laws and regulations, enterprises which are required to provide assessment reports and statements shall undertake the responsibility of acceptance inspections of the environmental protection facilities by itself upon the completion of the construction project. A construction project may be formally put into production or use only if the corresponding environmental protection facilities have passed the acceptance examination. The competent authorities may carry out spot check and supervision on the implementation of the environmental protection facilities.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, price of the lease, repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department for the record. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines up to RMB 10,000 pursuant to the Administrative Measures on Leasing of Commodity Housing.

According to the Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to the Civil Code, where the mortgaged property has been leased and assigned for possession prior to the establishment of the mortgage, the original leasehold relation shall not be affected by such mortgage.

Regulations Relating to Intellectual Property Rights

Patent.    Patents in China are principally protected under the Patent Law of China. The Patent Law of China provides for three types of patents, “invention”, “utility model” and “design”. The National Intellectual Property Administration is responsible for examining and approving patent applications. The duration of a patent right is 10 years (utility model), 15 years (design) or 20 years (invention) from the date of application, depending on the type of patent right.

Copyright.    Copyright in China, including copyrighted software, is principally protected under the Copyright Law of China and related rules and regulations. Under the Copyright Law, for a company, the term of protection for copyright is 50 years from the completion of its works (the right of publication) or the first publication of its work. Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on

December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department.

Trademark.    Registered trademarks are protected under the Trademark Law of China and related rules and regulations. Trademarks are registered with the Trademark Office of the State Administration for Industry and Commerce. The Trademark Law has adopted a first-to-file principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark that has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark could be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain names.    Domain names are protected under the Administrative Measures on the Internet Domain Names (2017) promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the Chinese Internet domain names, under supervision of which the China Internet Network Information Center (“CNNIC”) is responsible for the daily administration of .cn domain names and Chinese domain names. MIIT adopts the “first to file” principle with respect to the registration of domain names. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations Relating to Labor

Pursuant to the China Labor Law (2018), and the China Labor Contract Law (2012), a written labor contract is required when an employment relationship is established between an employer and an employee. The China Labor Law stipulates the maximum number of working hours per day and per week while other labor-related regulations and rules of China stipulate the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts, with certain exceptions. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract, with certain exceptions. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years are entitled to a 10-day paid vacation, and those who have served for more than 20 years are entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer must be compensated at three times their normal daily salaries for each waived vacation day.

Pursuant to the Regulations on Occupational Injury Insurance which was adopted in 2004 and amended in 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees, which was adopted in 1995, Chinese companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, which was adopted in 1999 and amended in 2019, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both Chinese companies and their employees are required to contribute to the social insurance plans. The aforesaid measures are reiterated in the Social Insurance Law of China, which was adopted in July 2011 and amended in December 2018, which stipulates the system of social insurance of China, including basic pension insurance, medical insurance, unemployment insurance, occupational injury insurance and maternity insurance. According to the Social Insurance Law of China, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated time limit and be subject to a late fee at the rate of 0.05% per day of the outstanding amount from the due date. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In July 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the

Reform Plan of the Taxation and Collection Systems of National Taxes and Local Taxes, which states that, effective from January 1, 2019, the aforesaid social insurance premiums shall be levied by the tax authorities. Under the new system, the social insurance premiums collection is likely to be stringently administrated and enforced. Pursuant to the Regulations on the Administration of Housing Fund, which was adopted in 1999 and amended in 2002 and 2019, Chinese companies must register with applicable housing fund management centers and help each of their employees to establish a special housing fund account in an entrusted bank. Both Chinese companies and their employees are required to contribute to the housing funds. According to the Regulations on the Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated time limit; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations Relating to Privacy, Data Security, Cybersecurity and Data Protection

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. The Civil Code of the PRC issued by the NPC on May 28, 2020 and effective from January 1, 2021 provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws.

On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Cyber Security Law is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny.

In April 2020, the CAC and certain other PRC regulatory authorities promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

The PRC Data Security Law, which was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law. If our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits.

Furthermore, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law issued on July 6, 2021 require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure”, any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Given the recency of the issuance of the Revised Review Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year.

As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

Regulations Relating to Anti-Monopoly in China

The PRC Anti-monopoly Law which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

A business operator with a dominant market position may not abuse its dominant market position to conduct acts such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for the violations of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year). On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019 to further prevent and prohibit the abuse of dominant market positions.

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position	Appointed
Jiawen Miao(1)	61	Chief Executive Officer and Chairman of the Board	2021
Chunmei Lei(1)	45	Chief Financial Officer and Board Secretary	2022
Fan Zhang(1)	34	Vice President of Sales and Director	2021
Yabin Su(1)	35	Chief Operating Officer	2021
Rongxing Zhang(1)(2)(3)(4)	58	Independent Director	2021
Cheng Cao(1)(2)(3)(4)	58	Independent Director	2021
Daming Xie(1)(2)(3)(4)	63	Independent Director	2021

____________

(1)      The individual’s business address is Building 8, No. 6 Jingye Road, Torch Hi-tech Development District, Zhongshan City, Guangdong, PRC.

(2)      The individual’s business address is Building 8, No. 6 Jingye Road, Torch Hi-tech Development District, Zhongshan City, Guangdong, PRC.

(3)      Member of audit committee.

(4)      Member of compensation committee.

Jiawen Miao.    Mr. Miao was appointed as the chairman of the board, chief executive officer and a director of Harden in April 2021. Since May 2010, he has also served as the managing director of Harden Machinery. From January 2001 until December 2010, Mr. Miao served as the senior vice president for K&J, LLC, a management consulting company in California. From July 1998 until December 2000, he served as the China operation manager for SMS Group GmbH, a German machinery manufacturer. From 1996 until June 1998, Mr. Miao served as a product manager for Conair Group, Inc., a machinery manufacturer in Pittsburgh. Mr. Miao received (i) a master’s degree in chemical engineering from the University of Southwestern Louisiana (US) in 1994, (ii) a master’s degree in international management from the Thunderbird School of Global Management (US) in 1996, (iii) a master’s degree in engineering from South China University of Technologies (PRC) in 1988 and (iv) a bachelor’s degree in engineering from Southwestern Jiaotong University in the PRC in 1983. Mr. Miao was nominated as a director due to his experience servicing in executive positions at companies operating in the machine manufacturing industry and his extensive knowledge, experience and relationships in China’s industrial recycling industry.

Chunmei Lei.    Ms. Lei was appointed as our Chief Financial Officer in December 2021. From August 2012 until November 2021, she served as a consulting manager for Guangzhou Konip Enterprise Management Consulting Co., Ltd., a Guangzhou-based consulting company. From December 2009 until July 20012, Ms. Lei served as a finance manager for Foshan Kohler Co., Ltd., a an affiliate of an American company producing sanitary ceramic products. From January 2007 until November 2009, she served a finance manager for Moidecar (Foshan) Display Manufacturing Co., Ltd., a an affiliate of a Spanish company producing ceramic displays. From December 2004 until December 2006, Ms. Lei served as a senior accounting manager for Autoliv (Guangzhou) Vehicle Safety Systems Co., Ltd., a an affiliate of a Swedish company producing automotive safety equipment. From August 2002 until October 2004, Ms. Lei served as a finance manager for Essel Propack (Guangzhou) Co., Ltd., a an affiliate of an Indian company producing toothpaste packaging. From June 1999 until July 2002, she served as an accounting supervisor for Outokumpu Copper Tube (Zhongshan) Co., Ltd., a an affiliate of a Finnish company producing copper tube for air conditioner. Ms. Lei received an associate’s degree in accounting from Huazhong University of Science and Technology in 1998.

Fan Zhang.    Mr. Zhang was appointed as our vice president of sales and a director of Harden in April 2021. From October 2018 until April 2021, he served as the director of sales in Harden Machinery. From December 2016 until October 2018, Mr. Zhang served as the director of marketing for Harden Machinery. From May 2010 until December 2016, Mr. Zhang served as the director of marketing for Harden Machinery. From August 2008 until May 2010, Mr. Zhang served as the director of marketing Zhongshan Hengdong Machinery Co., Ltd., an industrial recycling company specializing in the development and manufacture of solid waste crushing and tearing systems. Mr. Zhang received a bachelor’s degree in engineering from Guangxi University of Science and Technology (PRC) in 2008.

Yabin Su.    Mr. Su was appointed as our Chief Operating Officer of Harden in April 2021. Since December 2017, Mr. Su has also served as the chief operating officer of Harden Machinery. From April 2011 to December 2017, Mr. Su served as a workshop manager and operations manager of Harden Machinery. From July 2008 until March 2011, Mr. Su served as the production line team lead of the Nanning Paper Industry Branch of Guangxi Huajin Group Co., Ltd., a joint venture engaging in paper production and sales. He received a bachelor’s degree in engineering from Guangxi University of Science and Technology (PRC) in 2008.

Rongxing Zhang.    Mr. Rongxing Zhang has served as an independent director of Harden since April 2021. Since October 2018, Mr. Zhang has served as the finance and investment director of China Venture Investment Company Limited (Beijing), one of the pioneers of China’s venture capital industry. From April 2012 until September 2017, Mr. Zhang served as the vice president of Han’s Laser Technology Co., Ltd., a leader in China’s laser industry which is traded on the Shenzhen Stock Exchange (stock code 002008). From July 2011 until March 2012, he served as the Company Secretary of Fujian Fengzhu Textile Co., Ltd., a large knitting bleaching and dyeing manufacturer in Fujian Province, PRC that is traded on the Shanghai Stock Exchange (stock code 600439). From June 2007 until June 2011, Mr. Zhang served as the general manager of Tiger Asset Management Co., Ltd., a private asset management company in Shenzhen, PRC. From June 1993 until June 2007, he served as an executive director and a company secretary of Shenzhen Expressway Co., Ltd., a state-owned infrastructure operation company traded on both the Hong Kong Stock Exchange (stock code 0548) and the Shanghai Stock Exchange (stock code 600548). From July 1988 until May 1993, Mr. Zhang served as the chief of the production technology section and the deputy director of the general manager’s Office of Shenzhen China Bicycle Co., Ltd., a leading world-wide bicycle manufacturer traded on the Shenzhen Stock Exchange (stock code 000017). Mr. Zhang received a bachelor’s degree in engineering from South China University of Technology (PRC) in 1985. Mr. Zhang received a master’s degree in engineering from South China University of Technology (PRC) in 1988. In addition, Mr. Zhang received a master’s degree in business administration from Cardiff University (United Kingdom) in 2005. Mr. Zhang was nominated as a director due to his extensive experience in public finance and venture capital financing throughout China and with publicly listed companies.

Cheng Cao.    Mr. Cao has served as an independent director of Harden since April 2021. Since January 2016, Mr. Cao has served as the Director of Accounting of 9 Plus Resource Ltd., a non-ferrous metals trading company based in Hong Kong. From October 2012 until December 2015, Mr. Cao served as a finance manager of Cliveden (Shanghai) AG, a non-ferrous metals trading company. From April 2001 until March 2008, he served as a manager of Vibes Base Enterprises, Inc., a women’s clothing manufacturing company headquartered in the US. From April 1996 until December 2000, Mr. Cao served as a certified public accountant for Optiva Corp. (Sonicare), a US-based manufacturer of rechargeable oral hygiene products. Mr. Cao received a bachelor’s degree in mechanical engineering from Harbin Engineering University (PRC) in 1985, a master’s degree in mechanical engineering from South China University of Technology and Engineering (PRC) in 1998, and a master’s degree in business administration in Finance Management from City University, Seattle Washington (US) in 1996. Mr. Cao is qualified as a certified public accountant in the US, and he was nominated as a director as a result of his extensive experience in accounting.

Daming Xie.    Mr. Xie has served as an independent director of Harden since April 2021. From April 2018 until July 2020, Mr. Xie served as a special advisor to Merck Holding (China) Co., Ltd., a wholly-owned subsidiary of Merck KGaA, a multi-national company specializing in healthcare, life science and electronics (“Merck”). From April 2015 until March 2018, Mr. Xie served as a director of controlling performance materials for Merck Holding (China) Co., Ltd. From May 2014 until March 2015, Mr. Xie served as the president of Merck Electronic Materials (Suzhou) Limited, a Merck subsidiary. From January 2006 until May 2014, Mr. Xie served as the president, site director and finance director of AZ Electronic Materials (Suzhou) Ltd., a subsidiary of AZ Electronic Materials plc, a global specialty chemicals company. Mr. Xie received a bachelor’s degree in economics from Goshen College (US) in 1990. He also received a master’s degree in business administration from the Thunderbird School of Global Management (US) in 1996. Mr. Xie was nominated as a director because of his extensive experience in manufacturing and global finance matters.

Executive Compensation

Our Board of Directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Currently, our Board of Directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers is measured by a series of performance criteria by the Board of Directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The Board of Directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The Board of Directors has oversight of executive compensation plans, policies and programs

In 2021, we expensed an aggregate of approximately $304,784 as salaries, bonuses and fees to our senior officers named in this prospectus. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Employment Agreements

The contracts that we have entered into with executive officers include the following:

Employment Agreement of Mr. Jiawen Miao

We entered into an employment agreement with Jiawen Miao effective April 8, 2021, providing for Mr. Miao to serve as the Company’s chief executive officer. Under the terms of Mr. Miao’s employment agreement, Mr. Miao is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

•        Annual compensation of RMB 734,400 (approximately $108,695); and

•        Reimbursement of reasonable business expenses.

Mr. Miao’s employment agreement does not contain a term and may be terminated by Mr. Miao or the Company upon 30 days’ advance notice. Additionally, Mr. Miao has entered into a separate confidentiality and intangible asset use and protection agreement, effective April 8, 2021, by which he agreed to protect the confidentiality of the Company’s intellectual property.

Employment Agreement of Ms. Chunmei Lei

We entered into an employment agreement with Chunmei Lei effective December 1, 2022, providing for Ms. Lei to serve as the Company’s chief finance officer and secretary. Under the terms of Ms. Lei’s employment agreement, Ms. Lei is, among other matters, to take overall responsibility for the finance management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

•        Annual compensation of RMB 240,000 (approximately $35,521); and

•        Reimbursement of reasonable business expenses.

Ms. Lei’s employment agreement has a term of 1 year and may be terminated by Ms. Lei or the Company upon 30 days’ advance notice. Additionally, Ms. Lei has entered into a separate confidentiality and intangible asset use and protection agreement, effective December 1, 2022, by which she agreed to protect the confidentiality of the Company’s intellectual property.

Employment Agreement of Mr. Fan Zhang

We entered into an employment agreement with Fan Zhang effective April 8, 2021, providing for Mr. Zhang to serve as the Company’s vice president of sales. Under the terms of Mr. Zhang’s employment agreement, Mr. Zhang is, among other matters, to take overall responsibility for the sales management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

•        Annual compensation of RMB 380,400 (approximately $58,299); and

•        Reimbursement of reasonable business expenses.

Mr. Zhang’s employment agreement does not contain a term and may be terminated by Mr. Zhang or the Company upon 30 days’ advance notice. Additionally, Mr. Zhang has entered into a separate confidentiality and intangible asset use and protection agreement, effective April 8, 2021, by which he agreed to protect the confidentiality of the Company’s intellectual property.

Employment Agreement of Mr. Yabin Su

We entered into an employment agreement with Yabin Su effective April 8, 2021, providing for Mr. Su to serve as the Company’s chief operating officer. Under the terms of Mr. Su’s employment agreement, Mr. Su is, among other matters, to take overall responsibility for the operation and management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

•        Annual compensation of RMB 380,400 (approximately $58,299); and

•        Reimbursement of reasonable business expenses.

Mr. Su’s employment agreement does not contain a term and may be terminated by Mr. Su or the Company upon 30 days’ advance notice. Additionally, Mr. Su has entered into a separate confidentiality and intangible asset use and protection agreement, effective April 8, 2021, by which he agreed to protect the confidentiality of the Company’s intellectual property.

Under Chinese law, there are some situations where we can terminate employment agreements of employees of our Chinese Operating Companies without paying economic compensation, such as (i) the employer maintains or raises the employment conditions but the employee refuses to accept the new employment agreement; (ii) when the employment agreement is scheduled to expire; (iii) the employee is retired in accordance with laws; or (iv) the employee is dead, declared dead or has disappeared. For termination of employment in absence of legal cause we are obligated to pay the employee two-month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without paying economic compensation, such as when the employee has committed a crime, being proved unqualified for recruitment during the probation period, seriously violating the rules and regulations of the employer, or the employee’s actions or inactions have resulted in a material adverse effect to us.

Board of Directors and Board Committees

Composition of Board

Our Board of Directors currently consists of five directors. We expect that all current directors will continue to serve after this offering. There are no family relationships between any of our executive officers and directors.

The directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Class A directors faced re-election at our 2021 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors shall face re-election at our 2022 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2023 annual general meeting of shareholders and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our Company by making it difficult to replace members of the Board of Directors.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by Nasdaq Stock Market Rule 4200(a)(15). Mr. RongXing Zhang, Mr. Cao and Mr. Xie are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contacts with our directors that provide for benefits upon termination of employment.

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant company decisions. As such, it is important for us to have our chief executive officer serve on the Board as he play key roles in the risk oversight or the Company. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nomination Committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. All such committees are comprised of our independent directors: Mr. Rongxing Zhang, Mr. Cao and Mr. Xie.

Audit Committee

Mr. Xie serves as the chair of the Audit Committee. The Audit Committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. Our Board of Directors has determined that Mr. Xie possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq. The Audit Committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Mr. Rongxing Zhang serves as the chair of the Compensation Committee. The Compensation Committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The Compensation Committee will assist our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer shall not be present during voting or deliberations regarding his or her compensation. The Compensation Committee will be responsible for, among other things:

•        reviewing and making recommendations to our board of directors regarding the salaries and other compensation of our executive officers;

•        reviewing and making recommendations to our board of directors regarding compensation of our directors;

•        reviewing and approving, or making recommendations to our board of directors, regarding, equity incentive plans, compensation plans and similar programs or arrangements; and

•        selecting, at its discretion, compensation consultants, legal counsel and other advisors.

Nomination Committee

Mr. Cao serves as the chair of the Nomination Committee. The Nomination Committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The Nomination Committee will assist our board of directors in selecting individuals qualified to become our Directors and in determining the composition of our board of directors and its committees. The Nomination and Committee will be responsible for, among other things:

•        recommending nominees to our board of directors for election or re-election to our board of directors and for appointment to fill any vacancy on our board of directors;

•        reviewing periodically the composition of our board of directors and its committees;

•        recommending directors to serve as members of the committees of our board of directors;

•        reviewing and recommending corporate governance principles applicable to us; and

•        overseeing evaluations of our board of directors, individual directors and the committees of our board of directors.

The composition of these committees meets the criteria for independence under, and the functioning of these committees will comply with the applicable requirements of, the Nasdaq and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us.

Code of Business Conduct and Ethics

In connection with this offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. Shareholders shall have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•        having all the powers necessary for managing and for directing and supervising, the business and affairs for the Company

•        appointing officers and determining the term of office of the officers;

•        fixing the emoluments of officers;

•        exercising all powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party;

•        designating committees of directors;

•        executing checks, promissory notes, drafts, bills of exchange and other negotiable instruments on behalf of the Company; and

•        determining that any sale, transfer, lease, exchange, or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our Company, or in which he is so interested and may vote on such motion.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Director Compensation

Officers are elected by and serve at the discretion of the board of directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $12,000 per year plus compensation for their actual travel expenses for each board of directors meeting attended. We did not pay our non-employee directors compensation in 2020, because the directors’ compensation will become effective upon completion of this offering.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to British Virgin Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). We do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this offering.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests. Our Memorandum and Articles of Association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

RELATED PARTY TRANSACTIONS

Related parties of the Company consist of the following:

Name of Related Party	Relationship to the Company
Zhongshan Demark Environmental Technology Co., Ltd. (“Demark”)	An entity controlled by the Company’s shareholders
Zhongshan Lvduosen Machinery Manufacturing Co., Ltd. (“Lvduosen”)*	An entity partially owned by the Company’s shareholders
Zhongshan Xuanrui Cutting Tools Technology Co., Ltd. (“Xuanrui”)	An entity partially owned by the Company’s shareholders
Shenzhen Zaijiede Solid-Waste Disposal Co., Ltd. (“Zaijiede”)	An entity controlled by the Company’s shareholders.
Harden Industries Ltd.	An entity controlled by the Company’s shareholders.

____________

*        It was previously known as Zhongshan Daosen Machinery Co., Ltd.(“Daosen”).

Accounts receivable from a related party

	As of December 31,
	2021	2020
Zaijiede	$894,918	$—
Total	$894,918	$—

Sales to related parties

	For the years ended December 31,
	2021	2020
– Demark	$—	$461
– Zaijiede	1,130,094	—
Total	$1,130,094	$461

For the years ended December 31, 2021, the Company sold certain wood and green cutting shredders and related parts to Zaijiede. The related sales represented approximately 4% of the Company’s revenue for the year ended December 31, 2021. The Company collected $392,250 as of May 31, 2022.

Accounts payable to related parties

Accounts payables to related parties consisted of the following:

	December 31, 2021	December 31, 2020
– Lvduosen	$239,842	$95,145
– Xuanrui	183,424	229,044
– Demark	—	155,085
Total	$423,266	$479,274

Advance to a related party supplier

Advance to a related party supplier consisted of the following:

	December 31, 2021	December 31, 2020
– Demark	$36,064	$—

Purchases from related parties

For the years ended December 31, 2021and 2020, the Company purchased raw materials from Lvduosen, Xuanrui and Demark.

	For the years ended December 31,
	2021	2020
Purchases from related parties
– Lvduosen	$1,265,837	$724,852
– Xuanrui	704,700	224,663
– Demark*	1,208,555	2,208,713
Total	$3,179,092	$3,158,228

____________

*        For the years ended December 31, 2021 and 2020, the Company purchased hydraulic pump and related parts in the amount of $1,208,555 and 2,208,713, respectively, from Demark to manufacture hydraulic-drive shredders. The purchase from Demark accounted for 7% and 12% of the Company’s total purchase for the years ended December 31, 2021 and 2020, respectively.

Due to related parties

In May 2021, Harwell Technologies Ltd. (100% owned subsidiary of the Company) signed a loan agreement with Jiawen Miao to obtain an aggregate of $2,526,090 loan (or RMB 16.1 million) to acquire all the equity interests of Harden Machinery from its existing shareholders. The loan matured in 180 days and was interest-free if repaid upon maturity. An interest rate of 9.6% per annum applied after the maturity date. The Company did not repay the loan as of December 31, 2021. Interest expense amounted to $26,316 for the year ended December 31, 2021 and was accrued. The loan was subsequently extended to December 31, 2022. Unpaid loan and interest amounted to $2,552,728 as of December 31, 2021.

As of December 31, 2021, the Company had due to Harden Industries Ltd. and Fan Zhang of $41,780 and $43,932, respectively, which were interest-free working capital loans due on demand.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of _____, 2022, and as adjusted to reflect the sale of the ordinary shares offered by us for:

•        each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•        each of our directors;

•        each of our named executive officers; and

•        all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally define beneficial ownership to include any shares over which a person exercises sole or shared voting or investment power. Such determination is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

As of               , 2022, the Company had one record holder in the United States, and this shareholder beneficially owned 100,000 of the Company’s ordinary shares.

Applicable percentage ownership prior to the offering is based on 10,000,000 ordinary shares outstanding as of the date of this filing. The table also lists the percentage ownership after this offering based on _______ ordinary shares outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares from us in this offering. Unless otherwise indicated, the address of each beneficial owner listed in the table below is Harden Technologies Inc., Xingda Street, Torch Development Zone, Zhongshan City, Guangdong Province, 528400, People’s Republic of China.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name of Beneficial Owner	Ordinary Shares	Percentage(1)	Ordinary Shares	Percentage(2)
Directors and executive officers:
Jiawen Miao(3)	3,856,086	38.6%	3,856,086
Chunmei Lei	0	*	0	*
Fan Zhang(4)	1,265,221	12.7%	1,265,221
Yabin Su	0	*	0	*
Rongxing Zhang	0	*	0	*
Cheng Cao	0	*	0	*
Daming Xie	0	*	0	*
All directors and executive officers as a group (7 persons)	5,121,307	51.2%	5,121,307

Other 5% or greater beneficial owners:
8Sections International(5)	3,856,086	38.3%	3,856,086
Lukay International Ltd.(6)	1,265,221	12.6%	1,265,221
Broadsail International Ltd.(7)	764,511	7.6%	764,511
Redarmor Ltd.(8)	1,680,858	16.8%	1,680,858
Hinomoto Ltd.(9)	1,838,324	18.4%	1,838,324
Other 5% or greater beneficial owners as a group (5 persons)	9,405,000	94.0%	9,405,000

____________

*        Less than 1%.

(1)      Calculated using a total of 10,000,000 ordinary shares outstanding prior to the offering.

(2)      Calculated using a total of ________ ordinary shares outstanding after the closing of the offering.

(3)      Includes 3,856,086 ordinary shares held of record by 8Sections International Inc., a British Virgin Islands company, of which Best World Trust serves as the sole shareholder. Mr. Miao serves as the trustee for Best World Trust.

(4)      Includes 1,265,221 ordinary shares held of record by Lukay International Ltd., a British Virgin Islands company. Mr. Zhang is the sole shareholder of Lukay International Ltd.

(5)      The address of 8Sections International, Inc. is 3rd Floor, J&C Building, Road Town, Tortola, British Virgin Islands VG1110. Mr. Miao holds voting and dispositive power over the ordinary shares beneficially owned by 8Sections International, Inc.

(6)      The address of Lukay International Ltd. is 3rd Floor, J&C Building, Road Town, Tortola, British Virgin Islands VG1110. Mr. Zhang holds voting and dispositive power over the ordinary shares beneficially owned by Lukay International Ltd.

(7)      The address of Broadsail International Ltd. is 3rd Floor, J&C Building, Road Town, Tortola, British Virgin Islands VG1110. Weimin Lou, an investor not employed by the Company, holds voting and dispositive power over the ordinary shares beneficially owned by Broadsail International Ltd.

(8)      The address of Redarmor Ltd. is 3rd Floor, J&C Building, Road Town, Tortola, British Virgin Islands VG1110. Shaozhen He, a financial director of Harden Machinery, holds voting and dispositive power over the ordinary shares beneficially owned by Redarmor Ltd.

(9)      The address of Hinomoto Ltd. is 3rd Floor, J&C Building, Road Town, Tortola, British Virgin Islands VG1110. Li Hua, an investor not employed by the Company, holds voting and dispositive power over the ordinary shares beneficially owned by Hinomoto Ltd.

DESCRIPTION OF SHARE CAPITAL

We were incorporated as an international business company under the International Business Companies Act, 1984, in the British Virgin Islands on April 8, 2021 under the name “Harden Technologies Inc.,” company no. 2059501. As of the date of this prospectus, we are authorized to issue a maximum of 100,000,000 ordinary shares, $0.001 par value per share.

The following are summaries of the material provisions of our Memorandum and Articles of Association that will be in force at the time of the closing of this offering and the BVI Act, insofar as they relate to the material terms of our ordinary shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this prospectus forms a part.

Ordinary shares

General

All of our issued ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their ordinary shares. At the completion of this offering, there will be _______ ordinary shares issued and outstanding.

Listing

We have received approval to list our ordinary shares on the Nasdaq Capital Market under the symbol “HARD” provided that we pay the balance of our entry fee and show that we will have 300 round-lot shareholders prior to our first day of trading. We cannot guarantee that we will be successful in listing the ordinary shares; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is Vstock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598.

Distributions

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share which such shareholder holds. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Directors

Our directors are not required to hold a share as a qualification for office. With regard to conflicts of interest, our directors are entitled to vote a matter relating to an interested transaction.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued ordinary shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the ordinary shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If there shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new ordinary shares under either British Virgin Islands law or our Memorandum and Articles of Association.

Transfer of ordinary shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless the person transferring the shares has failed to pay any amount due in respect of any of those shares.

Liquidation

As permitted by British Virgin Islands law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on ordinary shares and forfeiture of ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Redemption of ordinary shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to a resolution passed at a meeting by the holders of not less than fifty percent of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

•        amend our memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

•        subject to our memorandum, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

•        subject to our memorandum, consolidate our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

Our Memorandum and Articles of Association do not entitle us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Under British Virgin Islands Law, holders of our ordinary shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association (our charter), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association (our charter) on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional ordinary shares

Our Memorandum and Articles of Association (our charter) authorizes our board of directors to issue additional ordinary shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Part IX of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Memorandum or Articles of Association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have twenty days from the dates of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the twenty days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty days, then the company and the shareholder shall, within twenty days immediately following the expiration of the thirty-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation. Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the shareholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by shareholders, so long as any amendment made after such approval does not adversely affect the rights of the shareholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a shareholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

•        Prejudiced members:    A shareholder who considers that the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside. There is no similar provision under Delaware law.

•        Derivative actions:    Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it. We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative action in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders. Under Delaware law, a shareholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation.

This is the “continuous ownership” rule, which is a requirement for a shareholder to bring and maintain a derivative action. The law also requires the shareholder first to demand the board of directors of the corporation to assert the claims or the shareholder must state in the derivative action particular reasons why making such a demand would be futile.

•        Just and equitable winding up:    In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

•        is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our Company.

Directors’ fiduciary duties

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner that contravenes the BVI Act or our Memorandum and Articles of Association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association does permit shareholders to act by written consent. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

British Virgin Islands law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

The British Virgin Islands law does not expressly permit cumulative voting for directors, our Memorandum and Articles of Association do not provide for cumulative voting as well. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 75 percent of the vote of the shareholders entitled to vote or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and our memorandum and articles of association do not expressly provide for the same protection afforded by Delaware business combinations statute.

Dissolution; Winding Up

Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for shares of our ordinary shares. Future sales of substantial amounts of shares of our ordinary shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our ordinary shares to fall or impair our ability to raise equity capital in the future.

We have 10,000,000 ordinary shares outstanding prior to this offering and will have ______ shares outstanding immediately after the closing of this offering. Of these shares, all of the _______ shares that we are selling in our initial public offering, may be resold in the public market immediately following our initial public offering. The ordinary shares that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Since those restricted securities are not a part of this offering, they are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market standoff provisions described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

•        on the date of this prospectus, none of these restricted securities will be available for sale in the public market;

•        91 days after the date of this prospectus, ordinary shares held by non-officer or director shareholders subject to the terms of the lock-up agreements; and

•        181 days after the date of this prospectus, an additional ordinary shares held by officer and director shareholders subject to the terms of the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 180 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of our Company at the time of sale, or at any time during the preceding three months, and who has beneficially owned restricted shares for at least six months, would be entitled to sell within any three-month period a number of our ordinary shares that does not exceed the greater of 1% of the then outstanding ordinary shares or the average weekly trading volume of ordinary shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. In addition, sales by our affiliates may be subject to the terms of lock-up agreements. See “Shares Eligible for Future Sale — Lock-Up Agreements.”

A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his or her ordinary shares for at least six months, would be entitled under Rule 144 to sell such shares without regard to any manner of sale, notice provisions or volume limitations described above. Any such sales must comply with the public information provision of Rule 144 until our ordinary shares have been held for one year.

Rule 701

Securities issued in reliance on Rule 701 are also restricted and may be sold by shareholders other than affiliates of our Company subject only to manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its six-month holding period requirement.

Lock-Up Agreements

Our directors, executive officers and shareholders of 5% and more of our outstanding ordinary shares will enter into lock-up agreements with the representative of the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days from the effective date of the registration statement of which this prospectus is a part, agree, subject to certain exceptions, not to: (1) offer, pledge, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive ordinary shares (including ordinary shares which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the foregoing securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares; or (4) publicly disclose the intention to do any of the foregoing. See “Underwriting” for a description of the lock-up provisions.

TAX MATTERS APPLICABLE TO U.S. HOLDERS OF OUR ORDINARY SHARES

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax matters related to an investment in our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of:

•        Haneberg Hurlbert PLC, our U.S. counsel insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law;

•        Campbells, our British Virgin Islands counsel insofar as it relates to legal conclusions with respect to matters of British Virgin Islands tax law; and

•        King & Wood Mallesons, our China counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

People’s Republic of China Taxation

China Enterprise Income Tax and Withholding Tax

According to the EIT Law, which was promulgated on March 16, 2007, became effective on January 1, 2008 and last amended on December 29, 2018, an enterprise established outside of China with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The Regulation on the Implementation of Enterprise Income Tax Law of China (the “EIT Rules”), which was promulgated on December 6, 2007, became effective on January 1, 2008 and last amended on April 23, 2019, defines the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Harden and our offshore subsidiaries. On April 22, 2009, the State Administration of Taxation (“SAT”) issued Circular 82 which provides that a foreign enterprise controlled by a Chinese company or a Chinese company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if all of the following criteria are satisfied:

•        the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in China;

•        its financial and human resources decisions are made by or are subject to approval by persons or bodies in China;

•        its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and

•        1/2 or more than half of the enterprise’s directors or senior management with voting rights frequently reside in China.

We do not believe that we meet the conditions outlined in the preceding paragraph since Harden does not have a PRC enterprise or enterprise group as its primary controlling shareholder. Further, Harden is a holding company incorporated outside China and its key assets are its ownership interests in its subsidiaries, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. There can be no assurance that the PRC government will ultimately take a view that is consistent with our position.

If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, unless it qualifies for certain exceptions. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. If the PRC tax authorities determine that Harden is a PRC resident enterprise for enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow, for example, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ordinary shares. In addition, non-resident enterprise shareholders (including the ordinary shares holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ordinary shares holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Harden would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Harden is treated as a PRC resident enterprise.

Provided that Harden is not deemed to be a PRC resident enterprise, holders of the ordinary shares who are not PRC residents will not be subject to EIT on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares. However, according to the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfer of Properties by Non- resident Enterprises, or SAT Public Notice 7, which was promulgated and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares of the same listed foreign enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

Under the terms of SAT Public Notice 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

•        75% or more of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

•        at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are direct or indirect investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territories;

•        the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

•        the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprises Income Tax at Source, or SAT Bulletin 37, which took effect on December 1, 2017. SAT Bulletin 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises. Specifically, SAT Bulletin 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of SAT Public Notice 7 and SAT Bulletin 37. SAT Public Notice 7 and SAT Bulletin 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Public Notice 7 and SAT Bulletin 37, and we may be required to comply with SAT Public Notice 7 and SAT Bulletin 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations.

In addition, under the EIT law and EIT Rules, the key high-tech enterprises supported by the State shall be levied at the reduced EIT rate of 15%. Harden Machinery, the Company’s main operating subsidiary in PRC, was approved as a High- and New-Technology Enterprise (HNTE) and is entitled to a reduced income tax rate of 15% beginning October 2015. The Company further renewed the “high-tech enterprise” tax status in November 2018. The new certificate is valid for three years and expires in December 2024. We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends from our Chinese subsidiaries. The EIT Law and EIT Rules provide that China-sourced income of foreign enterprises, such as dividends paid by a Chinese subsidiary to its equity holders that are non-resident enterprises, will normally be subject to Chinese withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has tax treaty with China that provides for a different withholding arrangement.

China VAT

Pursuant to the Provisional Regulations on Value Added Tax (“VAT”) of China effective as of November 19, 2017, the Detailed Rules for the Implementation of the Provisional Regulation of China on VAT last amended on October 28, 2011 and effective as of November 1, 2011, the Notice of Adjustment on VAT Rate and the Notice of Unite the Standard on Small-scale VAT Taxpayer all of which were issued by Ministry of Finance and State Administration of Taxation on April 4, 2018, and effective from May 1, 2018, and the Announcement on Policies for Deepening the VAT Reform effective as of April 1, 2019, all entities or individuals in China engaging in the sale of goods, the provision of processing services, repairs and replacement services, sale of services, intangible assets or real property, and the importation of goods are required to pay VAT. The amount of VAT payable is calculated as “output VAT” minus “input VAT”, where a general VAT taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13%

and 9% respectively; the VAT rate for small-scale taxpayers is 3%; and the VAT rate for the sale of services and intangible assets is 6%, other VAT rates could be applicable if they are qualified for certain exceptions. The rate of VAT for the China Operating Companies during the year ended December 31, 2021 is as follows:

Company Name	VAT Rate	Scope of Application
Harwell Technologies Ltd.	3%	Technical Sales
Harden Machinery Ltd.	13%	Equipment Sales
Dr. Shredder Technologies Ltd.	13%	Equipment Sales

British Virgin Islands Taxation

The Company and all distributions, interest and other amounts paid by the Company in respect of the shares of the Company to persons who are not residents in the British Virgin Islands are exempt from all provisions of the Income Tax Ordinance in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not residents in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from payment of stamp duty in the British Virgin Islands provided that they do not relate to real estate in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•        a dealer in securities or currencies;

•        a person whose “functional currency” is not the United States dollar;

•        banks;

•        financial institutions;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to mark-to-market;

•        U.S. expatriates;

•        tax-exempt entities;

•        persons liable for alternative minimum tax;

•        persons holding our ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting shares;

•        persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•        persons holding our ordinary shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or in the event we are deemed to be a Chinese “resident enterprise” under the China tax law, we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will generally be capital gain or loss. Capital gains are generally subject to United States federal income tax at the same rate as ordinary income, except that non-corporate U.S. Holders who have held ordinary shares for more than one year may be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2022. Our actual PFIC status for the current taxable years ending December 31, 2022 will not be determinable until after the close of such taxable years and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ordinary shares.

If we are a PFIC for any taxable year during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•        the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ordinary shares, you will include in ordinary income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted tax basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621 to report your ownership of our ordinary shares as well as distributions received on the ordinary shares, any gain realized on the disposition of the ordinary shares, any PFIC elections you would like to make in regard to the ordinary shares, and any information required to be reported pursuant to such an election.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold shares. U.S. Holders are urged to consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on the applicable IRS Form W-8BEN.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Vcorp Agent Services, Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

King & Wood Mallesons, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

King & Wood Mallesons has advised us that the recognition and enforcement of foreign judgments are mainly provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. Accordingly, there is uncertainty whether China courts will recognize or enforce judgments of United States or British Islands Courts because China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments as of the date of this prospectus. King & Wood Mallesons has further advised us that under Chinese Civil Procedure Law, Chinese courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of Chinese law or national sovereignty, security or social public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the British Islands.

Under the PRC Civil Procedure Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it will be difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the British Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedure Law.

We have been advised by Campbells, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is not automatically enforceable in the British Virgin Islands. We have also been advised by Campbells that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriter, US Tiger Securities, Inc., has agreed to purchase, and we have agreed to sell to it, the number of ordinary shares indicated below:

Underwriter	Number of Ordinary Shares
US Tiger Securities, Inc.
Total

The underwriter is offering the ordinary shares subject to its acceptance of the ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The underwriter is obligated to take and pay for all of the ordinary shares offered by this prospectus if any such ordinary shares are taken. However, the underwriter is not required to take or pay for the ordinary shares covered by the underwriter’s option to purchase additional ordinary shares described below.

Over-Allotment Option

We have granted to the underwriter an option, exercise for 45 days from the date of this prospectus, to purchase up to 15% additional ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriter may exercise this option solely for the purpose of cover over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the name of the underwriter in the preceding table.

Discounts and Expenses

The underwriter will offer the ordinary shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $          per ordinary share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriter. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriter as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part.

The underwriting discounts are equal to six and a half percent (6.5%) of the initial public offering price set forth on the cover page of this prospectus. However, for any portion of the gross proceeds of this offering that are from investors introduced solely by us without the involvement of the underwriter, the underwriting discounts applicable to and only to such portion will be reduced to a cash fee equal to five and a half percent (5.5%) of the initial public offering price set forth on the cover page of this prospectus. The underwriter may at its discretion apportion such underwriting discounts in whole or in part to any selected dealer engaged by the underwriter in connection with this offering.

The following table shows the per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional            ordinary shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price
Underwriting discounts to be paid by us
Proceeds, before expenses, to us

We have agreed to reimburse the underwriter up to a maximum of $150,000 for our-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

In connection with and upon closing of the offering, we have also agreed to pay to the underwriter a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the ordinary shares.

We paid an expense deposit of $50,000 to the underwriter, within days of the execution of the letter of intent between us and the underwriter for the underwriter’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We intend to apply to list our ordinary shares on Nasdaq Stock Market under the symbol “HARD.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Additionally, we have agreed to issue to US Tiger Securities, Inc. warrants to purchase a number of our shares equal to an aggregated of five percent (5%) of the total number of shares issued in the offering (the “Warrants”). The Warrants have an exercise price equal to 125% of the offering price of the ordinary shares sold in this offering, are non-callable and non-cancellable, and may be exercised as to all or a lesser number of shares on a cashless basis. The Warrants are exercisable commencing upon the closing of this offering and will expire in three (3) years and are transferable to the underwriter’s permitted assignee(s). Any and all Warrants to be issued to the underwriter will be due and payable upon the closing of this offering and shall be issued to the underwriter in conjunction with the closing. The Warrants provide for immediate demand and/or unlimited piggy-back registration rights at the Company’s expense so that they are registered in this registration statement. The Warrants also have customary anti-dilution provisions for stock dividends, splits, mergers, and any future stock issuance, etc., at a price(s) below said exercise price per share and shall provide for automatic exercise immediately prior to expiration. The underwriter (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Warrants or the securities underlying the Warrants, nor will the underwriter engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Warrants or the underlying securities for a period of 180 days from the effective date of this offering, except that the Warrants may be transferred to any FINRA member participating in the offering and their bona fide officers or partners if all securities so transferred remain subject to the lock-up restrictions for the remainder of the time period.

Escrow Account

We have agreed to maintain an SEC compliant offering deposit or escrow account with the financial institution as designated by the parties, and will deposit an amount of $500,000 to provide source of funding for certain indemnification obligations to the underwriter and other indemnified persons as described in the registration statement and the Underwriting Agreement.

Lock-Up Agreements

We have agreed not to, for a period of six months from the date of this prospectus, offer, issue, sell, contract to a) sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our ordinary shares or securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), or b) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares, without the prior written consent of the underwriter.

Furthermore, each of our directors and executive officers, and our existing beneficial owners of 5% or more of our outstanding ordinary shares will enter into a similar lock-up agreement for a period of six months from the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our ordinary shares. The initial public offering price of the ordinary shares has been negotiated between us and the underwriter. Among the factors considered in determining the initial public offering price of the ordinary shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of ordinary shares to selling group members for sale to its online brokerage account holders. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our ordinary shares. Specifically, the underwriter may sell more ordinary shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriter under option to purchase additional ordinary shares. The underwriter can close out a covered short sale by exercising the option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of ordinary shares compared to the price available under the option to purchase additional ordinary shares. The underwriter may also sell ordinary shares in excess of the option to purchase additional ordinary shares, creating a naked short position. The underwriter must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriter may also impose a penalty bid. This occurs when a underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because such underwriter repurchases those ordinary shares in stabilizing or short covering transactions.

Finally, the underwriter may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq Stock Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriter may engage in passive market making transactions in our ordinary shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares, where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

EXPENSES RELATED TO THIS OFFERING

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discounts and commissions) will be as follows. With the exception of the filing fees for the SEC, FINRA and Nasdaq, all amounts are estimates.

SEC registration fee	$
FINRA filing fee	$
Nasdaq listing fee	$
Legal fees and expenses for Chinese counsel	$
Legal fees and expenses for BVI counsel	$
Legal fees and expenses for U.S. counsel	$
Accounting fees and expenses	$
Printing fees and expenses	$
Miscellaneous	$
Total	$	*

____________

*        Estimated

LEGAL MATTERS

Certain matters as to U.S. federal law in connection with this offering will be passed upon for us by Haneberg Hurlbert PLC, 1111 E. Main St., Suite 2010, Richmond, VA 23219. The validity of the shares and certain legal matters relating to the offering as to British Virgin Islands law will be passed upon for us by Campbells. Certain legal matters relating to the offering as to Chinese law will be passed upon for us by King & Wood Mallesons and for the underwriters by AllBright Law offices. Haneberg Hurlbert PLC may rely upon King & Wood Mallesons with respect to matters governed by Chinese law. VLC Law LLP has acted as counsel for the underwriters with respect to this offering. VCL Law LLP may rely upon AllBright Law Offices with respect to matters governed by PRC law.

EXPERTS

Financial statements as of December 31, 2021 and 2020, and for the years then ended appearing in this prospectus, have been included herein and in the registration statement in reliance upon the report of Friedman LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing. Friedman LLP has been our independent auditor since 2019. Friedman LLP’s address is One Liberty Plaza, 165 Broadway, 21st Floor, New York, NY 10006.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of our initial public, we will be required to file periodic reports (including an annual report on Form 20-F, which we will be required to file within 120 days from the end of each fiscal year), and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Harden Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Harden Technologies Inc. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two- year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP
We have served as the Company’s auditor since 2019.

New York, New York
August 4, 2022

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLITDATED BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Current Assets:
Cash	$2,870,798	$1,914,836
Restricted cash	250,438	468,997
Notes receivable	512,366	107,310
Accounts receivable, net – third parties	6,618,097	4,904,845
Accounts receivable, a related party	894,918	—
Inventories	8,559,995	9,417,584
Advance to suppliers	248,032	1,428,702
Advance to suppliers, a related party	36,064	—
Prepayments and other, net	605,380	773,882
Total Current Assets	20,596,088	19,016,156

Property and equipment, net	1,288,579	1,265,358
Intangible assets, net	80,464	105,344
Deferred tax assets	879,014	552,479
Total Assets	$22,844,145	$20,939,337

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturity of long-term bank loan	$47,070	$—
Accounts payable	3,543,772	3,351,543
Accounts payable – related parties	423,266	479,274
Advance from customers	4,005,678	5,074,432
Accrued expenses and other liabilities	1,488,146	1,026,549
Taxes payable	297,289	64,328
Due to related parties	2,638,441	—
Total Current Liabilities	12,443,662	9,996,126

Long-term bank loan	376,560	459,900
Total Liabilities	12,820,222	10,456,026

COMMITMENTS AND CONTINGENCIES

Total Equity:
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 10,000,000 and 9,950,000 shares issued and outstanding at December 31, 2021 and 2020, respectively*	10,000	9,950
Additional paid-in capital	167,705	2,558,888
Statutory reserves	1,265,464	945,755
Retained earnings	8,117,781	6,670,845
Accumulated comprehensive income	496,381	297,407
Total Shareholders’ Equity	10,057,331	10,482,845
Non-controlling interest	(33,408)	466
Total Equity	10,023,923	10,483,311
Total Liabilities and Equity	$22,844,145	$20,939,337

____________

*        Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLITDATED STATEMENT OF INCOME AND COMPREHESIVE INCOME

	For the Years Ended December 31,
	2021	2020
Revenue
Product sales	$30,369,041	$21,533,744
Warranty service	1,237,026	367,955
Total revenue	31,606,067	21,901,699

Cost of revenues
Cost of product sales	21,521,653	14,426,163
Cost of warranty service	440,964	249,841
Total cost of revenues	21,962,617	14,676,004
Gross Profit	9,643,450	7,225,695

Operating expenses:
Selling	3,704,183	2,673,873
General and administrative	2,057,553	1,563,752
Research and development	1,591,754	1,165,032
Provision for doubtful accounts	828,761	28,876
Total operating expenses	8,182,251	5,431,533

Income from operations	1,461,199	1,794,162

Other income (expense):
Interest income	14,498	7,314
Interest expense	(45,650)	(14,981)
Other income, net	344,003	916,857
Total other income, net	312,851	909,190

Income before income taxes	1,774,050	2,703,352

Provision for income taxes	40,879	304,611

Net income	1,733,171	2,398,741
Less: Net loss attributable to non-controlling interests	(33,474)	(31,206)
Net income attributable to the Company	1,766,645	2,429,947

Other comprehensive income
Foreign currency translation adjustments	198,574	643,391
Comprehensive income	1,931,745	3,042,132
Less: Comprehensive loss attributable to non-controlling interests	(33,874)	(30,978)
Comprehensive income attributable to the Company	$1,965,619	$3,073,110

Earnings Per share – Basic and diluted	$0.18	$0.24
Weighted Average Shares Outstanding – Basic and diluted*	9,986,575	9,950,000

____________

*        Shares and per share data are presented on a retroactive basis to reflect the reorganization

The accompanying notes are an integral part of these consolidated financial statements.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2021 and 2020

	Common Stock		Additional Paid in Capital	Statutory Reserves	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- controlling interest	Total
	Shares*	Amount
Balance at December 31, 2019	9,950,000	$9,950	$2,558,888	$643,812	$4,542,841	$(345,756)	$24,204	$7,433,939
Net income (loss)	—	—	—	—	2,429,947	—	(31,206)	2,398,741
Statutory reserves	—	—	—	301,943	(301,943)	—	—	—
Capital injection by non-controlling interests shareholder	—	—	—	—	—	—	7,240	7,240
Foreign currency translation adjustments	—	—	—	—	—	643,163	228	643,391
Balance at December 31, 2020	9,950,000	9,950	2,558,888	945,755	6,670,845	297,407	466	10,483,311
Repurchase of subsidiary shares	—	—	(2,452,255)	—	—	—	—	(2,452,255)
Issuance of shares for a private placement	50,000	50	61,072	—	—	—	—	61,122
Net income (loss)	—	—	—	—	1,766,645	—	(33,474)	1,733,171
Statutory reserves	—	—	—	319,709	(319,709)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	198,974	(400)	198,574
Balance at December 31, 2021	10,000,000	$10,000	$167,705	$1,265,464	$8,117,781	$496,381	$(33,408)	$10,023,923

____________

*        Shares and per share data are presented on a retroactive basis to reflect the reorganization

The accompanying notes are an integral part of these consolidated financial statements.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2021	2020
Cash flows from operating activities:
Net income	$1,733,171	$2,398,741
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	277,927	277,300
Loss on disposition of fixed assets	5,762	—
Provision for doubtful accounts	828,761	28,876
Deferred tax benefit	(309,763)	(164,449)
Changes in operating assets and liabilities:
Note receivable	(397,662)	264,984
Accounts receivable	(1,651,406)	(1,231,265)
Accounts receivable, a related party	(884,081)	—
Inventories	1,065,684	(3,046,414)
Advance to suppliers	458,727	(759,059)
Advance to supplier, a related party	(35,627)	—
Prepayments and other assets	169,132	(507,450)
Accounts payable	112,149	407,725
Accounts payable, related parties	(66,449)	190,043
Advance from customers	(1,173,533)	561,022
Accrued expenses and other liabilities	458,508	182,372
Taxes payable	228,647	(221,009)
Net cash provided by (used in) operating activities	819,947	(1,618,583)

Cash flows from investing activities:
Additions to property and equipment	(247,722)	(490,317)
Additions to intangible assets	(3,348)	(11,148)
Net cash used in investing activities	(251,070)	(501,465)

Cash flows from financing activities:
Long-term bank loan repayment	(46,500)	—
Proceeds from long-term bank loans	—	434,400
Capital injection by a non-controlling shareholder	—	7,240
Loan proceeds from a related party	2,538,900	—
Repurchase of subsidiary shares	(2,452,255)	—
Proceeds from private placement	61,122	—
Net cash provided by financing activities	101,267	441,640

Effect of exchange rate changes on cash	67,259	164,747
Net increase (decrease) in cash	737,403	(1,513,661)
Cash and restricted cash, beginning of year	2,383,833	3,897,494
Cash and restricted cash, end of year	$3,121,236	$2,383,833

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

The following table provides a reconciliation of cash and restricted cash reported within the statements of financial position that sum to the total in the statements of cash flows

	As of December 31,
	2021	2020
Cash	$2,870,798	$1,914,836
Restricted cash	250,438	468,997
Total cash and restricted cash	$3,121,236	$2,383,833

Supplemental disclosure information:
Cash paid for income tax	$226,842	$697,448
Cash paid for interest	$19,334	$14,981

The accompanying notes are an integral part of these consolidated financial statements.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Harden Technologies Inc. (“Harden” or the “Company”), is a company that was established under the laws of the British Virgin Islands on April 8, 2021 as a holding company. The Company, through its subsidiaries, specializes in the manufacture of customized industrial recycling equipment. Mr. Jiawen Miao (“Mr. Miao”), the Chairman of the Board of Directors and Chief Executive Officer (“CEO”), is the ultimate controlling shareholder (“the controlling shareholder”) of the Company.

As of December 31, 2021, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Harden International Limited (“Harden HK”)	April 20,2021	Hong Kong, PRC	100%	Investment Holding
Harwell Technologies Ltd. (“WFOE”)	May 13,2021	Guangdong Province, PRC	100%	Technical service
Harden Machinery Ltd. (“Harden Machinery”)	May 10, 2010	Guangdong Province, PRC	100%	Manufacture of recycling equipment
Dr. Shredder Technologies Ltd. (“Dr. Shredder”)	September 29, 2017	Guangdong Province, PRC	55% owned subsidiary of Harden Machinery	Manufacture of recycling equipment

As described below, the Company, through a series of transactions which are accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries.

Reorganization

A reorganization of the legal structure was completed on June 3, 2021. The reorganization involved:

(i)     the formation of the Company’s wholly owned subsidiary-Harden HK and Harden HK’s wholly owned subsidiary — WFOE;

(ii)    the transfer of all the shareholders’ equity interest in Harden Machinery to the WFOE on May 27, 2021

Before and after the reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholders, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Uses of estimates and assumptions

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to, the valuation of inventories, allowance for inventories obsolescence, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, allowance for doubtful accounts, revenue recognition and uncertain tax position, realization of deferred tax assets. The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

Cash that is restricted as to withdrawal or is used or pledged as security is reported separately on the face of the Consolidated Balance Sheets and is included in the total cash in the Consolidated Statements of Cash Flows. The Company’s restricted cash mainly represents security deposits held in designated bank accounts for performance of sales contract.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. As of December 31, 2021 and 2020, the allowance for doubtful accounts represented approximately 4% and 6% of gross account receivable balances, respectively. If the allowance estimates increase (or decrease) by 1%, the related provision for doubtful accounts could increase (decrease) by approximately $78,000 and $52,000 for the years ended December 31, 2021 and 2020, respectively. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Allowance for uncollectible balances amounted to $313,969 and $317,711 as of December 31, 2021 and 2020, respectively.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Notes receivable

Notes receivable represents trade accounts receivable due from various customers where the customers’ banks have guaranteed the payments. The notes are non-interest bearing and normally paid within three to twelve months. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over net realizable value of each item of inventories is recognized in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products.

Advances to Suppliers

Advance to suppliers consists of balances paid to suppliers for services and materials that have not been provided or received. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for individual advances based on the specific facts and circumstances. The allowance for doubtful accounts balances amounted to $750,342 and $460 as of December 31, 2021 and 2020, respectively.

Prepayments and other assets

Prepayment and other assets primarily consist of loans to third-parties, refundable tax credits and receivables, security deposits made to customers and advances to employees, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the balances to be impaired if the collectability of the balances becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The allowance for doubtful accounts balances amounted to $103,632 and $89,205 as of December 31, 2021 and 2020, respectively.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method, as follows:

Useful life
Machinery equipment	10 years
Electronic equipment	3 years
Transportation equipment	4 years
Other equipment	5 years
Leasehold improvement	Over the shorter of the lease term or estimated useful lives

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets consist primarily of software. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method.

Category	Estimated useful life
Software	5 years

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of December 31, 2021 and 2020.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, advances to suppliers, prepayments and other current assets, accounts payable, advance from customers, accrued expenses, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long term bank loans approximated their fair value by comparing the stated loan interest rate to the rate charged by similar financial institutions.

Revenue recognition

The Company manufactures and distributes customized industrial recycling equipment. The Company has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 for the years ended December 31, 2021 and 2020.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company generates revenue primarily through the sale and delivery of promised goods or services to customers and recognizes revenue when control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services and is recorded net of value-added tax (“VAT”). Performance obligations typically include the delivery of promised products, such as customized industrial recycling equipment, sometimes, along with service-type warranties. The Company’s contracts with customer are primarily on a fixed-price basis and generally do not contain cancellable provisions. Upon delivery of the customized recycling equipment, customer acceptance is generally required.

The Company determines its performance obligations arise from (i) sales of customized industrial recycling equipment (“product component”) and (ii) provides warranty service, if applicable, as these deliverables are distinct in that customers can benefit from each service on its own and the Company’s promises to deliver the product or services are separately identifiable from each other in the contract.

The Company allocates the contract price to each distinct performance obligations using their relative standalone selling prices consistent with the guidance in ASC 606. The Company does not have observable standalone selling price information for the product component and service-type warranty component because it does not provide service-type warranty component on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Company. As a result, the estimation of standalone selling price involves significant judgment. The Company uses an expected cost plus margin approach to estimate the standalone selling prices of product component and service — type warranty component as the basis of revenue allocation. In estimating its standalone selling price for the product component and service-type warranty component, the Company considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on The Company’s services, and other market factors.

Revenue from sales of customized industrial recycling equipment is recognized when the products are delivered and accepted by customers, which is the point when title has transferred and risk of ownership has passed. Return allowances is determined by an estimate of expected customer merchandise returns, which is calculated based on historical return patterns, and recorded as a refund liability included in accrued expenses and other liabilities.

Revenues from service-type warranty are recognized over warranty period ends and the consideration is collected. Revenues from service-type warranty amounted to $1,237,026 and $367,955 for the years ended December 31, 2021 and 2020, respectively.

For the years ended December 31, 2021 and 2020, the disaggregation of revenue by the type of customers is as follows:

	For the years ended December 31,
	2021	2020
Industrial waste industry	$21,217,538	$12,159,290
Municipal waste industry	9,007,617	2,911,674
Others	1,380,912	6,830,735
Total	$31,606,067	$21,901,699

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the years ended December 31, 2021 and 2020, the disaggregation of revenue by the type of customers is as follows:

	For the years ended December 31,
	2021	2020
Equipment sales	$26,725,849	$18,986,319
Accessories and supplies sales	3,643,192	2,547,425
Warranty service	1,237,026	367,955
Total	$31,606,067	$21,901,699

Contract liabilities are reflected as advance from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfilment of performance obligations. As of December 31, 2021 and 2020, the advances from customer amounted to $4,005,678 and $5,074,432, respectively, which were expected to be recognized as revenue within 12 months.

Shipping and handling costs

Shipping and handling costs, which include costs related to the selection of products and their delivery to customers, are presented in selling expenses. Shipping and handling costs were $425,121 and $250,427 for the years ended December 31, 2021 and 2020, respectively.

Government Subsidies

The Company’s PRC subsidiaries received government subsidies according to related policy from local government. The Company receives government subsidies that the Chinese government has not specified its purpose for and are not tied to future trends or performance of the Company; receipt of such subsidy income is not contingent upon any further actions or performance of the Company and the amounts do not have to be refunded under any circumstances. The unspecific purpose subsidies are recognized as other income upon receipt as further performance by the Company is not required. For the years ended December 31, 2021 and 2020, the government subsidies amounted to $57,613 and $113,528, respectively.

Research and development expenses

Research and development expenses include costs directly associated with the Company’s research and development projects, including the cost of salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred. For the years end December 31, 2021 and 2020, research and development expenses were $1,591,754 and $1,165,032, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2021 and 2020. As of December 31, 2021, the tax years ended December 31, 2016 through December 31, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021 and 2020, there were no dilutive shares.

Foreign currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2021	December 31, 2020
Year-end spot rate	US$1=RMB 6.3726	US$1=RMB 6.5250
Average rate	US$1=RMB 6.4508	US$1=RMB 6.9042

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

Risks and Uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first half of 2020, which has caused significant volatility in the PRC and international markets. For the years ended December 31, 2020 and 2021, the COVID-19 pandemic did not have a material net impact on the Company’s financial positions and operating results. The extent of the impact on the Company’s future financial results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Segment reporting

The Company follows ASC 280, “Segment Reporting.” The Company’s Chief Executive Officer or chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business in PRC China as a single segment. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

Concentrations of risks

a.      Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of December 31, 2021 and 2020, the aggregate amount of cash and restricted cash of $3,116,726 and $2,380,502, respectively, was held at major financial institutions in PRC, where there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

b.      Significant customers

For the year ended December 31, 2021, no customer accounted for more than 10% of the Company’s total revenues. For the year ended December 31, 2020, one customer accounted for approximately 11% of the Company’s total revenues. As of December 31, 2021, one customer accounted for approximately 10% of the Company’s accounts receivable. As of December 31, 2020, no customer accounted for more than 10% of the Company’s accounts receivable.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

c.      Significant suppliers

For the year ended December 31, 2021, no supplier accounted for more than 10% of the Company’s total purchases. For the year ended December 31, 2020, one supplier accounted for approximately 12% of the Company’s total purchases. As of December 31, 2021 and 2020, no supplier accounted for more than 10% of the Company’s total accounts payable.

d.      Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company will adopt this guidance effective January 1, 2022. The Company is evaluating the impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after December 15, 2020. The ASU requires a modified retrospective adoption method. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)— Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2021	December 31, 2020
Accounts receivable	$6,932,066	$5,222,556
Less: allowance for doubtful accounts	(313,969)	(317,711)
Accounts receivable, net	$6,618,097	$4,904,845

For the years ended December 31, 2021 and 2020, the Company recorded a provision for doubtful accounts of $72,688 and $8,242 respectively.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — ACCOUNTS RECEIVABLE, NET (cont.)

Allowance for doubtful accounts movement:

	December 31, 2021	December 31, 2020
Balance as of beginning	$317,711	$289,434
Provision	72,688	8,242
Written off	(84,782)	—
Foreign exchange translation effect	8,352	20,035
Ending balance	$313,969	$317,711

Note 4 — INVENTORIES

Inventories consist of the following:

	December 31, 2021	December 31, 2020
Raw materials	$3,451,670	$3,245,731
Finished goods	441,672	612,203
Working in process (“WIP”)	4,666,653	5,559,650
	$8,559,995	$9,417,584

Note 5 — ADVANCE TO SUPPLIERS

Advance to suppliers consisted of the following:

	December 31, 2021	December 31, 2020
Advance to suppliers	$998,374	$1,429,162
Less: allowance for doubtful accounts	(750,342)	(460)
Advance to suppliers, net	$248,032	$1,428,702

Allowance for doubtful accounts movement:

	December 31, 2021	December 31, 2020
Balance as of beginning	$460	$—
Provision	740,790	434
Foreign exchange translation effect	9,092	26
Ending balance	$750,342	$460

For the years ended December 31, 2021 and 2020, the Company recorded a provision for doubtful accounts of $ 740,790 and $434, respectively

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets consisted of the following:

	December 31, 2021	December 31, 2020
Other receivable	$311,330	$290,218
Loan receivable	—	91,980
Deferred IPO cost	397,682	194,935
VAT recoverable	—	285,954
Less: allowance for doubtful accounts	(103,632)	(89,205)
Prepayments and other current assets, net	$605,380	$773,882

Allowance for doubtful accounts movement:

	December 31, 2021	December 31, 2020
Balance as of beginning	$89,205	$63,529
Provision	15,283	20,200
Written off	(3,100)	—
Foreign exchange translation effect	2,244	5,476
Ending balance	$103,632	$89,205

For the years ended December 31, 2021 and 2020, the Company recorded a bad debt provision of $15,283 and $20,200 for other receivables, respectively.

Note 7 — PROPERTY AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	December 31, 2021	December 31, 2020
Machinery equipment	$1,379,424	$1,335,225
Electronic equipment	275,334	192,736
Transportation equipment	229,371	215,425
Leasehold improvement	423,847	313,805
Other equipment	117,222	88,850
Subtotal	2,425,198	2,146,041
Less: accumulated depreciation and amortization	(1,136,619)	(880,683)
Property and equipment, net	$1,288,579	$1,265,358

Depreciation and amortization expense was $247,557 and $247,455 for the years ended December 31, 2021 and 2020, respectively.

Note 8 — INTANGIBLE ASSETS, NET

The Company states intangible assets at cost less accumulated amortization. Amortization expenses were $30,370 and $29,845 for the years ended December 31, 2021 and 2020, respectively.

	December 31, 2021	December 31, 2020
Software	$173,921	$166,619
Less: accumulated amortization	(93,457)	(61,275)
Intangible assets, net	$80,464	$105,344

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — INTANGIBLE ASSETS, NET (cont.)

The estimated future amortization expenses are as follows:

Twelve months ending December 31,	Estimated Amortization Expense
2022	$31,341
2023	31,310
2024	15,437
2025	1,754
2026	622
Total	$80,464

Note 9 — ACCRUED EXPENSES AND OTHER LIABITIES

Accrued expenses and other liabilities consisted of the following:

	December 31, 2021	December 31, 2020
Wages payable	$882,984	$643,724
Other payable to venders	251,661	233,868
Sales refund provision	353,501	148,957
Accrued expenses and other liabilities	$1,488,146	$1,026,549

Note 10 — BANK LOAN

Bank loan consist of the following loans:

	December 31, 2021	December 31, 2020
Effective interest rate at 4.45%, due on March 17, 2023	$423,630	$459,900
Less: current maturity of long-term bank loan	47,070	—
Long-term bank loan	$376,560	$459,900

On January 7, 2020, the Company signed a loan agreement with Bank of China (BOC) to obtain a three-year loan of RMB 3 million ($459,900). The loan bears a floating interest rate of a benchmark rate plus 0.40% (4.45%). The Controlling Shareholder, Mr. Jiawen Miao, his wife Ms. Qing Lu and Mr. Fan Zhang jointly guaranteed the repayment of the loan. The Company is required to maintain a total liabilities to total assets ratio lower than 70%. The Company satisfied this financial covenant as of December 31, 2021 and 2020. The Company repaid RMB 300,000 ($46,500) in fiscal 2021 and RMB 150,000 ($23,538) subsequently.

Interest expense amounted to $19,334 and $14,981 for the years ended December 31, 2021 and 2020, respectively.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2021 and 2020 and transactions for the years ended December 31, 2021 and 2020 are identified as follows:

(1)    Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Zhongshan Demark Environmental Technology Co., Ltd. (“Demark”)	An entity controlled by the Company’s shareholders
Zhongshan Lvduosen Machinery Manufacturing Co., Ltd. (“Lvduosen”)*	An entity partially owned by the Company’s shareholders
Zhongshan Xuanrui Cutting Tools Technology Co., Ltd. (“Xuanrui”)	An entity partially owned by the Company’s shareholders
Shenzhen Zaijiede Solid-Waste Disposal Co., Ltd. (“Zaijiede”)	An entity controlled by the Company’s shareholders.
Harden Industries Ltd.	An entity controlled by the Company’s shareholders.

____________

*        It was previously known as Zhongshan Daosen Machinery Co., Ltd.(“Daosen”).

(2)    Accounts receivable from a related party

	As of December 31,
	2021	2020
Zaijiede	$894,918	$—
Total	$894,918	$—

(3)    Sales to related parties

	For the years ended December 31,
	2021	2020
– Demark	$—	$461
– Zaijiede	1,130,094	—
Total	$1,130,094	$461

For the years ended December 31, 2021, the Company sold certain wood and green cutting shredders and related parts to Zaijiede. The related sales represented approximately 4% of the Company’s revenue for the year ended December 31, 2021. The Company collected $XXX as of May 31, 2022.

(4)    Accounts payable to related parties

Accounts payables to related parties consisted of the following:

	December 31, 2021	December 31, 2020
– Lvduosen	$239,842	$95,145
– Xuanrui	183,424	229,044
– Demark	—	155,085
Total	$423,266	$479,274

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — RELATED PARTY TRANSACTIONS (cont.)

(5)    Advance to a related party supplier

Advance to a related party supplier consisted of the following:

	December 31, 2021	December 31, 2020
– Demark	$36,064	$—

(6)    Purchases from related parties

For the years ended December 31, 2021and 2020, the Company purchased raw materials from Lvduosen, Xuanrui and Demark.

	For the years ended December 31,
	2021	2020
Purchases from related parties
– Lvduosen	$1,265,837	$724,852
– Xuanrui	704,700	224,663
– Demark*	1,208,555	2,208,713
Total	$3,179,092	$3,158,228

____________

*        For the years ended December 31, 2021 and 2020, the Company purchased hydraulic pump and related parts in the amount of $1,208,555 and 2,208,713, respectively, from Demark to manufacture hydraulic-drive shredders. The purchase from Demark accounted for 7% and 12% of the Company’s total purchase for the years ended December 31, 2021 and 2020, respectively.

(7)    Due to related parties

In May 2021, Harwell Technologies Ltd. (100% owned subsidiary of the Company) signed a loan agreement with Jiawen Miao to obtain an aggregate of $2,526,090 loan (or RMB 16.1 million) to acquire all the equity interests of Harden Machinery from its existing shareholders. The loan matured in 180 days and was interest-free if repaid upon maturity. An interest rate of 9.6% per annum applied after the maturity date. The Company did not repay the loan as of December 31, 2021. Interest expense amounted to $26,316 for the year ended December 31, 2021 and was accrued. The loan was subsequently extended to December 31, 2022. Unpaid loan and interest amounted to $2,552,728 as of December 31, 2021.

As of December 31, 2021, the Company had due to Harden Industries Ltd. and Fan Zhang of $41,780 and $43,932, respectively, which were interest-free working capital loans due on demand.

Note 12 — TAXES

(a)    Corporate Income Taxes (“CIT”)

BVI

Harden is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Under Hong Kong tax laws, Harden HK is subject to statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — TAXES (cont.)

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Harden Machinery, the Company’s main operating subsidiary in PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning October 2015. The Company further renewed the “high-tech enterprise” tax status in 2021. The new certificate is valid until December 2024.

EIT is typically governed by the local tax authority in PRC. Each local tax authority at times may grant preferred tax treatment to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for fiscal 2021 and 2020 were reported at a reduced rate of 15% as a result of Harden Machinery being approved as a HNTE. The impact of the tax treatment noted above decreased foreign taxes by $192,491 and $277,077 for the years ended December 31, 2021 and 2020, respectively. The benefit of the preferred tax treatment on net income per share (basic and diluted) was $0.02 and $0.03 for the years ended December 31, 2021 and 2020, respectively.

i)       The components of income tax provision are as follows:

	For the year ended December 31,
	2021	2020
Current	$350,643	$469,060
Deferred	(309,764)	(164,449)
Total provision for income taxes	$40,879	$304,611

ii)      The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of December 31,
	2021	2020
Deferred tax assets:
Allowance for doubtful accounts and others	$286,043	$121,344
Deferred revenue	524,668	410,051
Sales refund liability	54,322	21,084
Deferred expenses	13,981	—
Net operating loss	14,884	—
Deferred tax assets:	893,898	552,479
Valuation allowance:	(14,884)	—
Deferred tax assets.net	$879,014	$552,479

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — TAXES (cont.)

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2021 and 2020:

	For the year ended December 31,
	2021	2020
China Statutory income tax rate	25%	25%
Effect of PRC preferential tax rate	(11)%	(10)%
Research & Development (“R&D”) tax credit*	(13)%	(5)%
change in valuation allowance	1%	—%
Non-deductible items and others**	—%	1%
Effective tax rate	2%	11%

____________

*        According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from tax income for the year 2021.

**      Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2021, the tax years ended December 31, 2016 through December 31, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

(b)    Taxes payable

Taxes payable consist of the following:

	December 31, 2021	December 31, 2020
Income tax payable	$163,106	$34,878
Value added tax payable	44,740	391
Other taxes payable	89,443	29,059
Total taxes payable	$297,289	$64,328

Note 13 — SHAREHOLDERS’ EQUITY

Common stock

Harden is a company that was established under the laws of the British Virgin Islands on April 8, 2021. Based on the Company’s Articles of Association amended on June 3, 2021, the authorized number of common stock was 100,000,000 shares of common stock with par value of $0.001 and 9,950,000 shares were issued. The issuance of these 9,950,000 shares is considered as a part of the reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

On May 14, 2021, the Company’s WFOE borrowed an unsecured non-interest-bearing loan of $2,467,433 (or RMB 16.1 million) from Mr. Miao, the Chairman of the Board and CEO of the Company. WFOE further acquired all the equity interests of Harden Machinery from its existing shareholders for cash consideration of $2,464,429 (or RMB 16,080,400) (the “Transaction”). The Company settled the cash portion of the reorganization on July 12, 2021. The Transaction was accounted for a common control transaction with no commercial substance, because both WFOE and Harden Machinery are ultimately controlled by the same group of the shareholders before and after the Transaction. As a result, the cash consideration of $2,464,429 paid to the original shareholders of Harden Machinery on July 12, 2021 was considered a deemed distribution back to the shareholders and recorded as a reduction of shareholders’ equity.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — SHAREHOLDERS’ EQUITY (cont.)

In connection with the reorganization, an individual investor invested $61,820 (or RMB 398,274) in exchange for 50,000 shares of the Company on March 23, 2021. The share issuance is accounted as a standalone private placement, separate from the reorganization.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC statutory laws totaled $1,265,464 and $945,755 as of December 31, 2021 and 2020, respectively.

Note 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Company’s consolidated financial position or results of operations or liquidity.

Operating lease commitments

The Company signed lease agreements to rent factory and office space from Zhongshan Langhua Property Management Company. The lease agreements will expire on March 31, 2025. Rent expense for the years ended December 31, 2021 and 2020 was $275,231 and $214,099, respectively. As of December 31, 2021, the Company was obligated under operating leases for minimum rentals as follows:

Years ending December 31,	Minimum lease payment
2022	$346,645
2023	358,714
2024	365,926
2025	92,083
Total	$1,163,368

Note 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s PRC subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

In addition, the Company’s operations and revenues are conducted and generated in the PRC, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

HARDEN TECHNOLOGIES INC.
PARENT COMPANY BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	$723	$—
Investment in subsidiaries	10,085,388	10,482,845
Total Assets	$10,086,111	$10,482,845

Liabilities:
Due to related party	$28,780	$—
Total Liabilities	28,780	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 10,000,000 and 9,950,000 shares issued and outstanding at December 31, 2021 and 2020, respectively*	$10,000	$9,950
Additional paid-in capital	167,705	2,558,888
Statutory reserves	1,265,464	945,755
Retained earnings	8,117,781	6,670,845
Accumulated other comprehensive income	496,381	297,407
Total Shareholders’ Equity	10,057,331	10,482,845
Total Liabilities and Shareholders’ Equity	$10,086,111	$10,482,845

____________

*        Shares and per share data are presented on a retroactive basis to reflect the reorganization.

HARDEN TECHNOLOGIES INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

HARDEN TECHNOLOGIES INC.
PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 30,
	2021	2020
Equity in earnings of subsidiaries	$1,794,702	$2,429,947
General and administrative expenses	(28,057)	—
NET INCOME	1,766,645	2,429,947

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	198,974	643,163
COMPREHENSIVE INCOME	$1,965,619	$3,073,110
	For the Years Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,766,645	$2,429,947
Adjustments to reconcile net income to net cash used in operating activities:
Accrued liabilities and other payable	—	—
Equity in earnings of subsidiaries	(1,794,702)	(2,429,947)
NET CASH USED IN OPERATING ACTIVITIES	(28,057)	—
Proceeds from related party	28,780	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	28,780	—
CHANGES IN CASH	723	—
CASH, BEGINNING OF YEAR	—	—
CASH, END OF YEAR	$723	$—

Note 16 — SUBSEQUENT EVENTS

On March 23, 2022, the Company signed a loan agreement with Bank of China (BOC) to obtain a one-year loan of RMB 3 million ($470,700) with the term from March 11, 2022 to March 10, 2023. The loan bears a floating interest rate of the benchmark rate (3.75%). The Controlling Shareholders, Mr. Jiawen Miao, his wife Ms. Qing Lu and Mr. Fan Zhang jointly guaranteed the repayment of the loan. Pursuant to the agreement, Harden Machinery Ltd. is required to maintain a liability to asset ratio below 70% of all time during the loan period.

On March 23, 2022, the Company signed another loan agreement with Bank of China (BOC) to obtain a three-year loan of RMB 4 million ($627,600). The loan bears a floating interest rate of a benchmark rate (3.70%) plus 0.40% (4.10%). The Controlling Shareholder, Mr. Jiawen Miao, his wife Ms. Qing Lu and Mr. Fan Zhang jointly guaranteed the repayment of the loan. Pursuant to the agreement, Harden Machinery Ltd. is required to maintain a liability to asset ratio below 70% of all time during the loan period. The Company is required to make repayment equal to 5% of the original principal amount (RMB 0.2 million) twice a year on April 2 and October 2 after the first 12 months. The remaining principal shall be repaid on March 23, 2025.

The Company evaluated all events and transactions that occurred after December 31, 2021 up through the date the Company issued these consolidated financial statements on August 4, 2022, for disclosure or recognition in the consolidated financial statements of the Company as appropriate.

HARDEN TECHNOLOGIES INC.

Ordinary shares

_____________________

Prospectus

_____________________

Until ______, 2022 (25 days after commencement of our initial public offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

In the past three years, we issued 10,000,000 shares issued to pre-IPO investors. These shares were issued in the aggregate to 7 shareholders upon the reorganization of our company in transactions that were not required to be registered under the Securities Act of 1933. All issuances were of ordinary shares to these shareholders and were deemed to be exempt under the Securities Act by virtue of Section 4(a)(2) thereof as transactions not involving any public offering and Regulation S, Rules 901 and 903. In addition, the issuance of 9,950,000 shares were deemed not to fall within Section 5 under the Securities Act and to be further exempt under Rule 901 and 903 of Regulation S by virtue of being issuances of securities by non-U.S. companies to non-U.S. citizens or residents, conducted outside the United States and not using any element of interstate commerce.

	Date of Issue	No. of Common Shares	Consideration	Securities Registration Exemption
Shares issued to Harden Shareholders in connection with the Reorganization	May 20, 2021	9,950,000	$9,950	Securities Act Section 4(a)(2) and Regulation S, Rules 901 and 903.
Shares issued in Private Placement	March 23, 2021	50,000	$61,387	Securities Act Section 4(a)(2)

Item 8. Exhibits and Financial Statement Schedules

(a)    Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit
1.1	Form of Underwriting Agreement(*)
3.1	Amended and Restated Memorandum of Association(1)
3.2	Amended and Restated Articles of Association(1)
4.1	Specimen Ordinary Share Certificate(*)
4.2	Form of Underwriters’ Warrant(*)
5.1	Opinion of Haneberg Hurlbert PLC(*)
5.2	Opinion of King & Wood Mallesons(*)
8.1	Opinion of Haneberg Hurlbert PLC as to U.S. tax matters(*)
8.2	Opinion of King & Wood Mallesons as to PRC tax matters(*)

Exhibit
10.1	Employment Agreement of Jiawen Miao(1)
10.2	Confidentiality Agreement of Jiawen Maio(1)
10.3	Employment Agreement of Chunmei Lei(*)
10.4	Confidentiality Agreement of Chunmei Lei(*)
10.5	Employment Agreement of Fan Zhang(1)
10.6	Confidentiality Agreement of Fan Zhang(1)
10.7	Employment Agreement of Yabin Su(1)
10.8	Confidentiality Agreement of Yabin Su(1)
10.9	Lease Agreement, dated November 23, 2020(1)
10.10	Lease Agreement, dated August 28, 2021(1)
10.11	Form of Escrow Agreement(*)
21.1	List of Subsidiaries of the Registrant(*)
23.1	Consent of Friedman, LLP(*)
23.2	Consent of Haneberg Hurlbert PLC (included in Exhibit 5.1)(*)
23.3	Consent of Haneberg Hurlbert PLC (included in Exhibit 8.1)(*)
23.4	Consent of King & Wood Mallesons (included in Exhibit 5.2)(*)
23.5	Consent of King & Wood Mallesons (included in Exhibit 8.2)(*)
24.1	Power of Attorney (included on signature page to the registration statement)(1)
99.1	Code of Business Conduct and Ethics(*)

____________

*        To be filed by amendment.

(1)      Previously filed.

(2)      Filed herewith.

(b)    Financial Statement Schedules

None.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(a)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A)    Paragraphs (a)((i) and (a)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B)    Paragraphs (a)(i), (a)(ii) and (a)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C)    Provided further, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(b)    That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)    If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(e)     That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)     To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(g)    That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(h)    That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(i)     That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Zhongshan City, PRC, on  _____, 2022.

Harden Technologies Inc.
By:
Name:	Jiawen Miao
Title:	Chief Executive Officer (Principal Executive Officer)
Dated:	, 2022

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitutes and appoints Jiawen Miao as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
	Chief Executive Officer and Director	, 2022
Jiawen Miao	(Principal Executive Officer)
	Chief Financial Officer	, 2022
Chunmei Lei	(Principal Accounting and Financial Officer)
	Director	, 2022
Fan Zhang
	Director	, 2022
Daming Xie
	Director	, 2022
Rongxing Zhang
	Director	, 2022
Cheng Cao

SIGNATURE OF AUTHORIZED PERSON IN THE UNITED STATES OF AMERICA

Pursuant to the Securities Act of 1993, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in ____________ on _______, 2022.

Cheng Cao